Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among:

indie Semiconductor, Inc.,
a Delaware corporation;

Geo Semiconductor Inc.,
a Delaware corporation;

Gonzaga Merger Sub Inc.,
a Delaware corporation;

and

Shareholder Representative Services LLC,
as the Securityholders’ Agent.

Dated as of February 9, 2023

i

3.	Representations and Warranties of Parent and Merger Sub		51
	3.1	Standing	51
	3.2	Authority and Due Execution	51
	3.3	Non-Contravention	52
	3.4	Parent Shares	52
4.	Certain Covenants of the Company		52
	4.1	Access and Investigation	52
	4.2	Operation of the Business of the Company	53
	4.3	Notification; Updates to Disclosure Schedule	55
	4.4	No Negotiation	56
	4.5	Termination of Certain Company Benefit Plans	56
	4.6	Termination/Amendment of Agreements	56
	4.7	FIRPTA Matters	57
	4.8	Repayment of Insider Receivables	57
	4.9	Communications with Employees	57
	4.10	Resignation of Officers and Directors	57
	4.11	Estimated Closing Balance Sheet; Merger Consideration Spreadsheet	57
	4.12	Payoff Letters	58
	4.13	Tail Insurance	58
	4.14	Equity Release Agreements	58
	4.15	Notification and Consultation	58
	4.16	Investor Suitability Documentation	58
5.	Certain Covenants of the Parties		59
	5.1	Filings and Consents	59
	5.2	Stockholder Consent	60
	5.3	Public Announcements	61
	5.4	Securities Law Matters	61
	5.5	Directors’ and Officers’ Indemnification and Insurance	63
	5.6	Employees	64
	5.7	Reasonable Best Efforts	64
6.	Conditions Precedent to Obligations of Parent and Merger Sub		64
	6.1	Accuracy of Representations	64
	6.2	Performance of Covenants	64
	6.3	Governmental and Other Consents; Expiration of Notice Periods	64
	6.4	No Material Adverse Effect	65
	6.5	Stockholder Approval	65
	6.6	Agreements and Documents	65
	6.7	No Restraints	69
	6.8	No Legal Proceedings	69
	6.9	Employees	69
	6.10	Dissenting Shares	69
	6.11	Section 280G Stockholder Approval	69
	6.12	Securities Act Exemption	69

7.	Conditions Precedent to Obligation of the Company		70
	7.1	Accuracy of Representations	70
	7.2	Performance of Covenants	70
	7.3	No Restraints	70
8.	Termination		70
	8.1	Termination Events	70
	8.2	Termination Procedures	71
	8.3	Effect of Termination	71
9.	Indemnification, Etc		72
	9.1	Survival of Representations, Etc	72
	9.2	Indemnification	73
	9.3	Limitations	75
	9.4	No Contribution	76
	9.5	Defense of Third Party Claims	77
	9.6	Indemnification Claim Procedure	78
	9.7	Setoff	82
	9.8	Exercise of Remedies Other Than by Parent	82
	9.9	Exclusive Remedy	83
	9.10	Tax Matters	83
10.	Miscellaneous Provisions		84
	10.1	Securityholders’ Agent	84
	10.2	Further Assurances	86
	10.3	No Waiver Relating to Claims for Fraud	86
	10.4	Fees and Expenses	86
	10.5	Attorneys’ Fees	86
	10.6	Notices	87
	10.7	Headings	88
	10.8	Counterparts and Exchanges by Electronic Transmission or Facsimile	88
	10.9	Governing Law; Dispute Resolution	88
	10.10	Successors and Assigns	89
	10.11	Remedies Cumulative; Specific Performance	89
	10.12	Waiver	89
	10.13	Waiver of Jury Trial	89
	10.14	Amendments	89
	10.15	Severability	90
	10.16	Parties in Interest	90
	10.17	Entire Agreement	90
	10.18	Disclosure Schedule	90
	10.19	Dorsey & Whitney LLP	90
	10.20	Construction	91

Exhibits and Schedules

EXHIBIT A	Certain Definitions
EXHIBIT B	Form of Letter of Transmittal
EXHIBIT C	Form of Registration Rights and Lock-up Agreement
EXHIBIT D	Form of Release
Schedule 1.9(b)	First Period Earnout
Schedule 1.9(c)	Second Period Earnout
Schedule 4.6	Agreements to be Terminated/Amended as of the Effective Time
Schedule 6.3(b)	Required Third Party Consents and Notices
Schedule 6.6(b)	Persons to Execute Restrictive Covenants Agreements
Schedule 6.6(n)(i)	Company Associates to Execute Invention Assignment Agreements
Schedule 6.6(z)	Specified Release
Schedule 9.2(a)(xi)	Indemnification
Schedule W	Illustrative Working Capital
Schedule X	Specified Deduction
Schedule Y	Key Employees
Schedule Z	Major Noteholders and Major Stockholders

Agreement and Plan of Merger

This Agreement and Plan of Merger (“Agreement”) is made and entered into as of February 9, 2023, by and among: indie Semiconductor, Inc., a Delaware corporation (“Parent”); Gonzaga Merger Sub Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”); Geo Semiconductor Inc., a Delaware corporation (the “Company”); and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Securityholders’ Agent. Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a direct wholly owned Subsidiary of Parent.

B. The respective boards of directors of Merger Sub and the Company have approved this Agreement and the Merger.

C. As an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Contemplated Transactions, concurrently with the execution and delivery of this Agreement: (1) each of the Major Stockholders is entering into a Stockholder Support Agreement in favor of Parent (a “Support Agreement”) and delivering duly executed Investor Suitability Documentation; (2) each Key Employee is countersigning an employee offer letter previously provided to such Key Employee by Parent or an Affiliate of Parent or is countersigning an amendment to such Key Employee’s existing employment arrangement with an Acquired Company (each such agreement, an “Offer Letter”) describing the employment arrangement between Parent or such Affiliate or an Acquired Company, as applicable, and such Key Employee, which shall become effective at the Effective Time; (3) each securityholder of the Company identified on Schedule 6.6(b) is entering into a Restrictive Covenants Agreement in favor of the Company and Parent (a “Restrictive Covenants Agreement”), which shall become effective at the Effective Time; and (4) each Major Noteholder is entering into a Note Surrender Agreement and delivering duly executed Investor Suitability Documentation.

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

1. Description of Transaction

1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. Immediately upon the Effective Time, the Company will become a direct wholly owned Subsidiary of Parent and will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3 Closing; Effective Time. The consummation of the Merger and the other Contemplated Transactions that are required to be consummated concurrently with the Merger (the “Closing”) shall take place by means of a virtual closing through electronic exchange of signatures, at 10:00 a.m. (California Time) on a date to be designated by Parent, which shall be no later than the fifth Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than those conditions which are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place, time or date as Parent and the Company may jointly designate. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” Contemporaneously with or as promptly as practicable after the Closing, the Company shall cause a certificate of merger (the “Certificate of Merger”) satisfying the applicable requirements of the DGCL to be duly executed by the Company and to be delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective as of the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such other time as may be specified in the Certificate of Merger with Parent’s approval (the effective time of the Merger being referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be the current name of the Company;

(b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub in effect immediately prior to the Effective Time; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

1.5 Conversion of Shares. Subject to Sections 1.6, 1.8, 1.9, 1.10, 1.11, 1.12, 1.13, 1.14 and 10.1, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, any stockholder of the Company or any other Person:

(a) each share of Capital Stock held in the Company’s treasury or owned by Parent, Merger Sub, the Company or any direct or indirect wholly owned Subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time, if any, shall be cancelled and no consideration shall be paid or payable with respect thereto;

(b) each share of Outstanding Capital Stock that is not a Disregarded Share shall be converted automatically into the right to receive: (i) its portion of the Cash Consideration, if any, in accordance with the terms of the Certificate of Incorporation; (ii) its portion of the Initial Stock Consideration, if any, in accordance with the terms of the Certificate of Incorporation, if, as and when such issuances are required to be made; and (iii) its portion of any Earnout Consideration, if any, to be issued with respect to such share of Outstanding Capital Stock to the former holder thereof in accordance with the terms of the Certificate of Incorporation and Section 1.9 of this Agreement, if, as and when such issuances are required to be made; and

(c) each share of the common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted automatically into one fully paid and non-assessable share of common stock of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which the shares of common stock of Merger Sub were converted in accordance with the immediately preceding sentence.

1.6 Company Equity Awards and Warrants.

(a) Treatment of Options. Promptly after the date hereof, the Company shall provide written notice to all holders of Options (in form and substance reasonably acceptable to Parent) that each such award shall be either (i) in the case of Option holders who are Continuing Employees, terminated and substituted as provided in this Section 1.6(a) and the applicable Equity Award Termination Agreement or (ii) in the case of all other Option holders who are not Continuing Employees, fully vested and exercisable for a period the last day of which shall not occur later than three Business Days prior to the Closing, and which exercise may be made contingent on the Closing. With respect to Options held by Continuing Employees as of immediately prior to the Effective Time, such Options shall be terminated at the Effective Time, and if any such holder has executed and delivered to Parent the applicable Equity Award Termination Agreement at or prior to the Closing (each, a “Converted Option Holder”), each Option held by such Converted Option Holder as of immediately prior to the Effective Time shall be substituted at the Effective Time (a “Converted Option”) for the right to receive a portion of the Merger Consideration (if any), with respect to each share of Common Stock subject to such Option, equal to (A) the Merger Consideration for which a share of Common Stock that is not a Disregarded Share would be entitled pursuant to Section 1.5(b), minus (B) the exercise price owed under such Option held by such Converted Option Holder.

(b) Treatment of RSUs. With respect to RSUs outstanding as of immediately prior to the Effective Time, such RSUs shall be terminated at the Effective Time without settlement in Series C Preferred Stock, and if any such holder has executed and delivered to Parent the applicable Equity Award Termination Agreement at or prior to the Closing (each, a “Converted RSU Holder”), each RSU held by such Converted RSU Holder as of immediately prior to the Effective Time shall be substituted at the Effective Time (a “Converted RSU”) for the right to receive a portion of the Merger Consideration (if any), with respect to each share of Series C Preferred Stock underlying such RSU, equal to the Merger Consideration for which a share of Series C Preferred Stock that is not a Disregarded Share would be entitled pursuant to Section 1.5(b).

(c) Termination. Notwithstanding anything in this Agreement to the contrary, each Company Equity Award and each Warrant that is outstanding immediately prior to, or that would otherwise remain outstanding at, the Effective Time shall be cancelled, terminated and extinguished without consideration at the Effective Time (other than such rights provided in respect of Converted Awards under this Agreement). Prior to the Effective Time, the Company shall take all action that may be necessary or required (under any Stock Plan, any applicable Legal Requirement, the applicable stock option award agreements or Warrant or otherwise) to effectuate the provisions of this Section 1.6(a) and to ensure that, from and after the Effective Time, holders of Company Equity Awards and Warrants shall have no rights with respect thereto (other than such rights provided in respect of Converted Awards under this Agreement).

(d) Termination Agreement. Each individual who holds a Company Equity Award or Warrant immediately prior to the Effective Time that does not terminate by its terms upon the Effective Time shall be required, and the Company shall cause each individual who, immediately prior to the Effective Time, holds such a Company Equity Award or Warrant to execute and deliver an applicable termination agreement (each, an “Equity Award Termination Agreement” or “Warrant Termination Agreement”, as applicable), effectuating the provisions of this Section1.6 with respect to the applicable treatment of each such Company Equity Award or Warrant. Each Equity Award Termination Agreement and Warrant Termination Agreement shall be in form and substance acceptable to Parent, and the Company shall provide Parent with a copy of each Equity Award Termination Agreement and Warrant Termination Agreement immediately following its execution.

1.7 Note Surrender Agreements. As of the date of this Agreement, the Company represents and warrants to Parent that it has delivered to Parent duly executed Note Surrender Agreements, in form and substance reasonably satisfactory to Parent (each, a “Note Surrender Agreement”), from each holder of a Company Note. As of the date of this Agreement, the Company has taken or caused to be taken all actions and obtained all consents and agreements as may be required to effect the treatment of Company Notes set forth in such Note Surrender Agreements.

1.8 Cash-Only Option, Fractional Interests, Aggregation of Proceeds, Etc.

(a) Cash-Only Option. Notwithstanding anything to the contrary in this Agreement, any Initial Stock Consideration that, but for this Section 1.8(a), would have become issuable to any Effective Time Holder pursuant to Section 1.5 or 1.6 or pursuant to any Note Surrender Agreement shall be replaced by an amount of cash in lieu of Parent Common Stock on the basis described in the following sentence if: (A) such holder does not deliver to Parent prior to the Closing duly executed Investor Suitability Documentation satisfactory to Parent; or (B) Parent determines prior to the Closing, in its sole discretion: (1) that such holder is otherwise an Unaccredited Investor; or (2) to otherwise pay cash to such holder. In such case, the amount of cash delivered in lieu of the shares of Parent Common Stock shall be determined by multiplying the number of shares of Parent Common Stock that would otherwise have been issued by the Parent Trading Price.

(b) Fractional Interests. For purposes of calculating the aggregate number of shares of Initial Stock Consideration issuable to each Effective Time Holder pursuant to Section 1.5 or 1.6 or pursuant to a Note Surrender Agreement, the number of shares of Parent Common Stock to be issued to each such holder with respect to its shares of Outstanding Capital Stock or Outstanding Company Notes shall be aggregated on a certificate-by-certificate or note-by-note basis, as the case may be, and rounded down to the nearest whole share of Parent Common Stock. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, and such Effective Time Holders shall not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Parent with respect to any fractional shares of Parent Common Stock that would have otherwise been issued to such Effective Time Holder. Any Effective Time Holder who would otherwise be entitled to receive a fraction of a share of Parent Common Stock from the Initial Stock Consideration shall receive an amount of cash equal to the product of (A) such fraction, multiplied by (B) the Parent Trading Price, rounded to the nearest whole cent.

(c) Aggregation of Proceeds. The amount of cash, if any, that each Effective Time Holder is entitled to receive at any particular time pursuant to this Agreement shall be rounded down to the nearest cent (with $0.005 being rounded upward) and computed after aggregating the cash amounts payable at such time to such Effective Time Holder.

(d) Adjustments. If, at any time or from time to time from the date of this Agreement through the Effective Time: (i) the Company declares or pays any dividend on any share of Capital Stock payable in Capital Stock or in any right to acquire Capital Stock; (ii) the Company effects a subdivision of any of the outstanding shares of Capital Stock into a greater number of shares of Capital Stock; (iii) any of the outstanding shares of Capital Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Capital Stock; or (iv) a record date with respect to any of the foregoing shall occur, then in each case the amounts payable in respect of shares of Outstanding Capital Stock pursuant to Section 1.5 or Converted Awards pursuant to Section 1.6 shall be appropriately adjusted.

(e) Payment Procedures. Each payment required to be made by Parent pursuant to this Agreement to a particular holder of Outstanding Capital Stock shall be effected, with respect to each share of Outstanding Capital Stock formerly held by such holder, in accordance with the payment delivery instructions set forth in such holder’s Letter of Transmittal with respect to amounts to be paid in respect of such holder’s Outstanding Capital Stock (unless the Securityholders’ Agent (after the Closing) provides updated payment delivery instructions to Parent and the Payment Agent). If any amount is required to be paid with respect to a share of Outstanding Capital Stock formerly held by such holder prior to the Payment Compliance Date for such holder, Parent shall, or shall cause the Payment Agent to, retain such amount until the Payment Compliance Date for such holder, and Parent shall, or shall instruct the Payment Agent in accordance with the Payment Agent Agreement to, distribute such amount to such holder promptly following such Payment Compliance Date. Each payment required to be made by Parent pursuant to this Agreement to a particular Noteholder shall be effected, with respect to such Company Note(s) formerly held by such Noteholder, in accordance with the payment delivery instructions set forth in such Noteholder’s Payoff Letter (unless the Securityholders’ Agent provides updated payment delivery instructions to Parent and the Payment Agent).

1.9 Earnout Payments.

The Effective Time Holders may be entitled to receive certain additional consideration as described in this Section 1.9 from Parent after the Closing, upon the terms and subject to the conditions set forth herein:

(a) Definitions. For purposes of this Section 1.9, the following terms shall have the meaning set forth below:

(i) “Contingent Company Transaction Expense” means any Expense that is or becomes payable by or on behalf of any Acquired Company to any financial advisor, investment banker or broker as a result of, or in connection with, any Earnout.

(ii) “Earnout” means the First Period Earnout or the Second Period Earnout, as applicable.

(iii) “Earnout Parent Trading Price” means, with respect to an Earnout Period, the VWAP of one share of Parent Common Stock as reported on Nasdaq for the period of 20 consecutive trading days ending on (and including) the 60th trading day following the end of such Earnout Period (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events); provided, however, that, (x) if such VWAP is equal to or less than $8.50, then the “Earnout Parent Trading Price” shall be deemed to be $8.50, and (y) if such VWAP is equal to or greater than $11.50, then the “Earnout Parent Trading Price” shall be deemed to be $11.50.

(iv) “Earnout Period” means the First Period or the Second Period, as applicable.

(v) “First Period” means the 12-month period (A) commencing on the first day of the first calendar month following the Closing Date and (B) ending on the last day of the 12th calendar month following the Closing Date; provided, however, if the Closing Date occurs on the first day of a calendar month, then the First Period shall commence on the Closing Date as the first calendar month and end on the last day of the 12th calendar month in such period.

(vi) “Revenue” means, for any Earnout Period, as determined by Parent in good faith and subject to Parent’s obligations in Section 1.9(g): (A) the revenue recognized by Parent and its Affiliates (including the Acquired Companies and without duplication) during such Earnout Period that is generated from, or attributable to, (i) the sale or license of any Company Product (including any Acquired Company Software that is a Company Product) or any product developed during the Earnout Period that is substantially based on the Acquired Company IP (net of applicable discounts), or (ii) the services provided in connection with the foregoing products or IP (NRE), in each case as determined by Parent in good faith (it being understood that if there is any product that is based on Acquired Company IP and other Intellectual Property, the amount of revenue that counts as Revenue shall be determined by Parent in good faith based on the portion of Acquired Company IP on which such product is based, and for any product of Parent (or an affiliate) bundled with a Company Product revenue shall be allocated based on average selling price or determined by vendor-specific objective evidence (“VSOE”) accounting methods); less (B) an allowance for doubtful accounts or other sales allowances of zero (0)% of revenue for such Earnout Period, and in each case Revenue shall be determined (Y) by allocating discounts on a pro rata basis, and (Z) otherwise in accordance with GAAP consistently applied across all Earnout Periods, in accordance with Parent’s policies.

(vii) “Second Period” means the six-month period (A) commencing on the first day of the first calendar month immediately following the end of the First Period and (B) ending on the last day of the sixth calendar month following the Closing Date; provided, however, if the Closing Date occurs on the first day of a calendar month, then the Second Period shall commence on the Closing Date as the first calendar month and end on the last day of the sixth calendar month in such period.

(b) Calculation of the First Period Earnout. Subject to Section 1.9(f), following determination of Revenue for the First Period, the Effective Time Holders shall be entitled to receive additional, contingent consideration (payable in cash or shares) determined in accordance with Schedule 1.9(b); provided that in no event shall the dollar value of the First Period Earnout exceed $55,000,000.

(c) Calculation of the Second Period Earnout. Subject to Section 1.9(f), following the determination of Revenue for the Second Period, the Effective Time Holders shall be entitled to receive additional, contingent consideration (payable in cash or shares) determined in accordance with Schedule 1.9(c); provided that in no event shall the aggregate dollar value of the Second Period Earnout exceed $35,000,000.

(d) Earnout Reporting. On or before the 60th day following the end of each Earnout Period, Parent shall prepare or cause to be prepared a statement (an “Earnout Statement”) setting forth the Earnout issuable for such Earnout Period that Parent believes is due in accordance with this Section 1.9 (and the basis of calculating such Earnout) and deliver or cause to be delivered such Earnout Statement to the Securityholders’ Agent for and on behalf of the Effective Time Holders. The Earnout Statement shall specify whether the Earnout (if any) will be payable in cash or shares of Parent Common Stock (or any combination thereof), as determined in Parent’s sole discretion.

(e) Dispute Resolution. If the Securityholders’ Agent objects to Parent’s calculation of the Earnout (or related calculations) set forth in an Earnout Statement or requires further information in order to perform such calculations or determine such amount, then within 20 days after the delivery to the Securityholders’ Agent of such Earnout Statement (the “Initial Response Period”), the Securityholders’ Agent shall deliver to Parent a written notice (an “Initial Objection Notice”): (i) describing in reasonable detail the Securityholders’ Agent’s objections to Parent’s calculation of the amounts set forth in such Earnout Statement and containing a statement setting forth the Earnout (and related calculations) determined by the Securityholders’ Agent to be correct; or (ii) requesting additional information from Parent that the Securityholders’ Agent deems reasonably necessary in order to perform such calculations or determine such amount (which information, to the extent reasonably necessary in order to perform such calculations, shall be provided by Parent as promptly as practicable after Parent’s receipt of such request). If the Securityholders’ Agent does not deliver an Initial Objection Notice to Parent during the Initial Response Period, then Parent’s calculation of the amounts set forth in the applicable Earnout Statement shall be deemed conclusive and binding on Parent, the Effective Time Holders and the Securityholders’ Agent. If the Securityholders’ Agent delivers an Initial Objection Notice to Parent accompanied by a request for additional information from Parent during the Initial Response Period, as described above, then the Securityholders’ Agent shall have an additional 30 days after receiving from Parent all of the information requested by the Securityholders’ Agent (such 30 day period, the “Final Response Period”) to deliver to Parent a written notice (a “Final Objection Notice”) describing in reasonable detail the Securityholders’ Agent’s objections to Parent’s calculations of the amounts set forth in such Earnout Statement accompanied by a statement setting forth the Earnout determined by the Securityholders’ Agent to be correct. If the Securityholders’ Agent has requested additional information in an Initial Objection Notice delivered during the Initial Response Period and does not deliver a Final Objection Notice to Parent during the Final Response Period, then Parent’s calculation of the amounts set forth in the Earnout Statement shall be deemed conclusive and binding on Parent, the Effective Time Holders and the Securityholders’ Agent. If the Securityholders’ Agent delivers an Initial Objection Notice or Final Objection Notice, as the case may be, accompanied by a statement setting forth the Earnout determined by the Securityholders’ Agent to be correct to Parent during either the Initial Response Period or the Final Response Period in accordance with this Section 1.9(e), and if the Securityholders’ Agent and Parent are unable to agree upon the calculation of the amounts set forth in the Earnout Statement within 30 days after such Initial Objection Notice or Final Objection Notice, as the case may be, is delivered to Parent, the objection shall be finally settled by an independent, mutually agreeable, nationally recognized (as to the Company and Parent) public accounting firm (the “Earnout Referee”); provided, however, that if Parent and the Securityholders’ Agent cannot agree on the appointment of the Earnout Referee, each shall select an independent nationally recognized public accounting firm and such independent accounts shall select a third to act as the Earnout Referee. The determination by the Earnout Referee pursuant to the immediately preceding sentence shall be conclusive and binding on Parent, the Effective Time Holders and the Securityholders’ Agent. Notwithstanding anything to the contrary in this Agreement, the fees and other expenses of the Earnout Referee shall be borne by Parent, on the one hand, and the Securityholders’ Agent (on behalf of all of the Effective Time Holders), on the other hand, in the same proportion that the dollar amount of disputed items which are not resolved in favor of Parent or the Securityholders’ Agent, as applicable, bears to the total dollar amount of disputed items resolved by the Earnout Referee. Each of Parent and the Securityholders’ Agent (on behalf of the Effective Time Holders) shall bear the fees, costs and disbursements of its own Representatives incurred in connection with its preparation or review of the Earnout Statement and preparation or review of any Initial Objection Notice or Final Objection Notice, as applicable.

(f) Payment.

(i) Parent shall have the sole discretion to elect the form of consideration to pay any Earnout in cash or shares of Parent Common Stock (or any combination thereof). If any Earnout (or portion thereof) is payable in shares of Parent Common Stock, then the aggregate number of such shares shall be equal to such Earnout (or portion thereof) (as calculated in accordance with Section 1.9(b) or 1.9(c), as applicable), divided by the Earnout Parent Trading Price. If any Earnout (or portion thereof) is payable in cash in lieu of shares of Parent Common Stock, then the amount of cash delivered in lieu of the shares of Parent Common Stock shall be determined by multiplying the number of shares of Parent Common Stock that would otherwise have been issued by the Earnout Parent Trading Price.

(ii) Within 10 Business Days following the final determination of any Earnout in accordance with the terms of Section 1.9(e), the Securityholders’ Agent shall deliver to Parent a spreadsheet setting forth the allocation of such Earnout (each, an “Earnout Allocation Spreadsheet”), which shall include: (A) the dollar amount and payees of all Contingent Company Transaction Expenses payable with respect to such Earnout; (B) the aggregate cash or number of shares of Parent Common Stock to be deducted from such Earnout and issued by Parent to each such payee in respect of such Contingent Company Transaction Expenses, which, in the case of shares, shall be a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the dollar amount of such Contingent Company Transaction Expenses payable with respect to such Earnout, divided by the Earnout Parent Trading Price; (C) the cash or number of shares of Parent Common Stock allocated to each Effective Time Holder with respect to such Earnout (after deduction of the cash or number of shares contemplated by clause “(B)” of this sentence); and (D) the Indemnification Percentage for each Indemnitor as of immediately following the distribution of such Earnout. Subject to any right of setoff that Parent may be entitled to exercise (pursuant to Section 9.7 or otherwise) and the other provisions of this Section 1.9 and Section 1.13, within five Business Days following the receipt of an Earnout Allocation Spreadsheet, Parent shall cause to be issued or paid to (x) each payee of any Contingent Company Transaction Expense the amount of cash or number of shares of Parent Common Stock set forth opposite such payee in such Earnout Allocation Spreadsheet and (y) each Effective Time Holder the amount of cash or number of shares of Parent Common Stock set forth opposite such Effective Time Holder in such Earnout Allocation Spreadsheet. The allocation of the Earnout set forth in each Earnout Allocation Spreadsheet shall be binding upon the payees and Effective Time Holders and shall not be contested by any of them, and Parent shall have no liability whatsoever to any payee or Effective Time Holder (nor shall any payee or Effective Time Holder seek to recover any amounts) resulting from or with respect to any inaccuracies in any Earnout Allocation Spreadsheet.

(iii) Notwithstanding anything to the contrary in this Agreement, any shares of Parent Common Stock that, but for this Section 1.9(f)(iii), would have become issuable pursuant to this Section 1.9 to any Effective Time Holder shall be replaced by an amount of cash in lieu of Parent Common Stock on the basis described in the following sentence if: (A) such holder did not deliver to Parent prior to the Closing duly executed Investor Suitability Documentation satisfactory to Parent; or (B) if Parent determined prior to the Closing, in its sole discretion: (1) that such holder is otherwise an Unaccredited Investor; or (2) to otherwise pay cash to such holder. In such case, the amount of cash delivered in lieu of the shares of Parent Common Stock shall be determined by multiplying the number of shares of Parent Common Stock that would otherwise have been issued by the Earnout Parent Trading Price.

(iv) For purposes of calculating the aggregate amount of shares of Parent Common Stock issuable to each Effective Time Holder pursuant to this Section 1.9, the number of shares of Parent Common Stock to be issued to each such holder shall be rounded down to the nearest whole share of Parent Common Stock. No fraction of a share of Parent Common Stock will be issued by virtue of any Earnout, and such former holders shall not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Parent with respect to any fractional shares of Parent Common Stock that would have otherwise been issued to such former holders. Any holder who would otherwise be entitled to receive a fraction of a share of Parent Common Stock shall receive an amount of cash equal to the product of: (A) such fraction; multiplied by (B) the Earnout Parent Trading Price, rounded to the nearest whole cent.

(g) Efforts. The parties acknowledge, understand and agree as follows: (i) the operation of the Acquired Companies and their businesses following the Closing shall in all respects be directed by Parent and its Affiliates and transferees in good faith in accordance with its or their own business judgment, and that this may have a material effect upon the achievability and amount of the Earnouts that may be payable hereunder and such control and discretion by Parent and its Affiliates and transferees could result in some or all of the Earnouts equaling $0 or otherwise not being met or paid; (ii) Parent and its Affiliates and transferees have no duty to, or to exert any level of effort to achieve or maximize any Earnout; (iii) that whether or not Parent or any of its Affiliates or transferees develops, markets, licenses, sublicenses, commercially exploits or sells any product that could generate Revenue, Parent and its Affiliates and transferees are not prohibited from: (A) developing, manufacturing, marketing, licensing, sublicensing, selling, or acquiring assets (including products) or businesses that may compete with such products or reduce Revenue or otherwise reduce or eliminate any Earnout; or (B) otherwise taking any other actions that may reduce Revenue or any Earnout; and (iv) that neither Parent, nor any of its Affiliates or Representatives has furnished or provided, whether written or oral, any assurances or commitments regarding the achievability of the condition to the payment of any of the Earnouts.

(h) Earnouts Not a Security; No Assignment. The parties hereto do not intend the right of the Effective Time Holders to receive any payment with respect to the Earnouts described in this Section 1.9 to be a security. Accordingly, the right of an Effective Time Holder to receive any payment with respect to the Earnouts: (i) shall not be represented by a certificate; (ii) does not represent an ownership interest in Parent, the Surviving Corporation or any other Affiliate of Parent; and (iii) does not entitle an Effective Time Holder to any rights common to equityholders of Parent or the Surviving Corporation, other than as expressly set forth herein. No right or interest of any Effective Time Holder under this Section 1.9 may be assigned, transferred or otherwise disposed of, in whole or in part, other than pursuant to the laws of descent and distribution or by will.

(i) Examination of Books. At reasonable times during normal business hours and upon reasonable notice provided to Parent, Parent shall permit the Securityholders’ Agent to examine the financial books and records, as well as the personnel, of Parent and its Affiliates (including the Acquired Companies), only to the extent necessary for the exercise of the Securityholders’ Agent’s right to review and/or object to Parent’s calculation of the amounts set forth in an Earnout Statement. The Securityholders’ Agent agrees that it shall, and shall cause its advisors to, hold all information acquired during such examination in strict confidence and use such information only for purposes of making calculations under this Section 1.9; provided that the Securityholders’ Agent may disclose information as required by law or to advisors and representatives of the Securityholders’ Agent and to the Effective Time Holders, in each case who have a need to know such information, provided that such persons are subject to confidentiality obligations with respect thereto.

1.10 Dissenting Shares.

(a) Effect on Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Capital Stock held by a holder who has demanded and perfected a demand for appraisal of such holder’s shares of Capital Stock in accordance with Section 262 of the DGCL, and as of the Closing has neither effectively withdrawn nor lost such holder’s right to such appraisal or purchase (the “Dissenting Shares”) shall not be converted into the applicable consideration contemplated by Section 1.5, but shall be entitled to only such rights as are granted by the DGCL. Parent shall be entitled to retain any consideration not paid on account of such Dissenting Shares pending resolution of the claims of holders of Dissenting Shares, and the Non-Dissenting Stockholders shall not be entitled to any portion of such retained consideration.

(b) Loss of Dissenting Share Status. Notwithstanding the provisions of Section 1.10(a), if any holder of Dissenting Shares shall lose such holder’s status as such (through the failure to perfect or otherwise), then as of the Effective Time or the occurrence of such event, whichever occurs later, such Dissenting Shares shall automatically be deemed to have been converted only into the right to receive the applicable consideration contemplated by Section 1.5, without interest thereon, promptly following the surrender of the certificate or certificates representing such shares in accordance with Section 1.11.

(c) Notice of Dissenting Shares. Prior to the Effective Time, the Company shall give Parent: (i) prompt notice of: (A) the receipt of any demands for appraisal pursuant to the DGCL received by the Company; (B) any withdrawal of any such demand; and (C) any other instrument or notice served on or otherwise delivered to the Company pursuant to the DGCL; and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demand for appraisal or purchase or any such other instrument or notice. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demand for appraisal or purchase of shares of Capital Stock or settle, offer to settle or otherwise negotiate any such demand.

1.11 Exchange of Certificates.

(a) Payment Agent. On or prior to the Closing Date, Parent shall select a bank or trust company to act as payment and exchange agent in the Merger (the “Payment Agent”). At or promptly after the Effective Time, Parent shall deposit with the Payment Agent cash sufficient to pay the Cash Consideration payable pursuant to Section 1.5 (as determined using the estimated Cash Consideration in accordance with Section 4.11), the cash amounts to be paid on behalf of the Company pursuant to the Payoff Letters and any other cash amounts to be distributed by or on behalf of Parent pursuant to this Agreement to the recipients of payments in connection with the Contemplated Transactions,. The cash amount so deposited with the Payment Agent is referred to herein as the “Payment Fund.”

(b) Letter of Transmittal. Following the Effective Time, the Company or the Payment Agent shall mail to each Person who was a record holder of Capital Stock immediately prior to the Effective Time: (i) a letter of transmittal substantially in the form of Exhibit B (a “Letter of Transmittal”) containing, among other things: (A) a provision confirming that delivery of certificates for shares of Outstanding Capital Stock (“Company Stock Certificates”) shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Payment Agent; (B) a general release in favor of the Indemnitees; and (C) a provision pursuant to which such Person agrees to be bound by the provisions of this Section 1.11, Section 9, Section 10.1 and the other applicable provisions of this Agreement; and (ii) instructions for use in effecting the exchange of Company Stock Certificates for the Merger Consideration, if any, payable and/or issuable with respect to such Capital Stock. Upon the surrender to the Payment Agent of a Company Stock Certificate (or an affidavit of lost stock certificate as described in Section 1.11(e)), together with a duly executed Letter of Transmittal and such other documents as Parent or the Payment Agent may reasonably request, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor the Merger Consideration, if any, that such holder has the right to receive pursuant to Section 1.5(b) at the time of such surrender, and the Company Stock Certificate so surrendered shall forthwith be canceled. From and after the Effective Time and until surrendered as contemplated by this Section 1.11(b): (1) each Company Stock Certificate that prior to the Effective Time represented shares of Capital Stock shall be deemed to represent only the right to receive the Merger Consideration payable and/or issuable with respect to such shares; and (2) the holder of each such Company Stock Certificate shall cease to have any rights with respect to the shares of Capital Stock formerly represented thereby. Following the Effective Time, Parent will instruct the Payment Agent to issue to each holder of shares of Outstanding Capital Stock (other than Disregarded Shares and Dissenting Shares) the aggregate number of shares of Parent Common Stock issuable to such holder pursuant to Section 1.5(b), as promptly as practicable following the submission to the Payment Agent of a duly executed Letter of Transmittal, the appropriate Company Stock Certificate(s) and such other documents as Parent or the Payment Agent may reasonably request, by such holder. No interest shall accrue or be paid on any cash Merger Consideration payable upon the surrender of a Company Stock Certificate.

(c) Payments to Others. If payment and/or issuance of Merger Consideration in respect of shares of Capital Stock converted pursuant to Section 1.5(b) is to be made to a Person other than the Person in whose name a surrendered Company Stock Certificate is registered, it shall be a condition to such payment and/or issuance that: (i) the Company Stock Certificate (if any) so surrendered be properly endorsed or otherwise be in proper form for transfer; and (ii) the Person requesting such payment has paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Company Stock Certificate surrendered or has established to the satisfaction of Parent that such Tax either has been paid or is not payable.

(d) Stock Transfer Books. As of the Effective Time, the stock transfer books of the Company shall be closed and there shall not be any further registration of transfers of shares of Capital Stock thereafter on the records of the Company.

(e) Lost Certificates. In the event any Company Stock Certificate representing shares of Outstanding Capital Stock shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment and/or issuance of any Merger Consideration with respect to the shares of Capital Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such amount, in such form and with such surety as Parent may direct) as indemnity against any claim that may be made against the Payment Agent, Parent, the Surviving Corporation or any affiliated party with respect to such Company Stock Certificate.

(f) Undistributed Payment Funds. Any portion of the Payment Fund that remains undistributed to the Effective Time Holders as of the date that is 180 days after the Closing Date shall be delivered to Parent upon demand, and the Effective Time Holders who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.11 shall thereafter look only to Parent for satisfaction of their claims for any Merger Consideration payable and/or issuable with respect to the shares of Capital Stock previously represented by such Company Stock Certificates.

(g) Escheat. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any other Person shall be liable to any Effective Time Holder or to any other Person for any amount paid to a public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement. Any Merger Consideration or other amounts remaining unclaimed by the Effective Time Holders three years after the Effective Time (or such earlier date, prior to such time, as of which such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by applicable Legal Requirements, become the property of Parent free and clear of any Lien.

(h) Withholding. Notwithstanding anything to the contrary contained in this Agreement, each of the Payment Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as Parent determines in good faith are required to be deducted or withheld therefrom or in connection therewith under the Code or any provision of state, local or foreign Tax law or under any other Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.12 Holdbacks. Parent shall be entitled to retain the Adjustment Holdback Amount as security for the obligations of the Effective Time Holders (or the Securityholders’ Agent on their behalf) pursuant to Section 1.14(e) (the “Adjustment Holdback”) and the Indemnity Holdback Amount as partial security for the indemnification obligations of the Indemnitors to the Indemnitees in accordance with this Agreement (the “Indemnity Holdback” and together with the Adjustment Holdback, the “Holdbacks”). The Adjustment Holdback Amount shall be deducted and held back from the Lock-up Initial Stock Consideration, and the Adjustment Holdback Amount shall be allocated among the applicable Effective Time Holders based on the Holdback Percentage. The Indemnity Holdback Amount shall be deducted and held back from the Lock-up Initial Stock Consideration, and the Indemnity Holdback Amount shall be allocated among the applicable Indemnitors based on each Indemnitor’s Holdback Percentage. Each Holdback shall be retained by Parent and disbursed solely for the purposes and in accordance with the terms of this Agreement. Neither Holdback (or portion thereof) nor any beneficial interest therein may be pledged, subjected to any Lien, sold, assigned or transferred by any Indemnitor. In the event of any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events with respect to the Parent Common Stock, appropriate adjustments shall be made to the Parent Common Stock comprising the Holdbacks. The Securityholder’s Agent shall deliver to Parent a schedule (each, a “Holdback Percentage Schedule”) setting forth each applicable Indemnitor’s Holdback Percentage at the Closing (with the Merger Consideration Spreadsheet), following the final determination of any Earnout in accordance with Section 1.9 (with the Earnout Allocation Spreadsheet), and prior to any release of any Holdback to the Indemnitors. Parent shall be entitled to rely on the applicable Holdback Percentage Schedule for all purposes of this Agreement, and Parent shall have no liability whatsoever to any Indemnitor (nor shall any Indemnitor seek to recover any losses) resulting from or with respect to any inaccuracies in any Holdback Percentage Schedule.

1.13 Allocation of Consideration. Notwithstanding anything to the contrary contained in this Agreement, the Certificate of Incorporation or otherwise: (a) prior to any payments in respect of any shares of Outstanding Capital Stock, the Cash Consideration, the Initial Stock Consideration and any Earnout Consideration shall first be paid and/or issued to the Noteholders in accordance with and as set forth in the Merger Consideration Spreadsheet or the Earnout Allocation Spreadsheet, as applicable, to satisfy amounts payable in respect of the Company Notes and to satisfy any Contingent Company Transaction Expenses in accordance with Section 1.9; and (b) only after the full satisfaction of such Company Notes and Contingent Company Transaction Expenses shall holders of shares of Outstanding Capital Stock or Converted Awards be entitled to any portion of any remaining Cash Consideration, Initial Stock Consideration or Earnout Consideration in respect of such shares or awards in accordance with the terms of the Certificate of Incorporation and this Agreement (it being understood that: (i) no portion of the Cash Consideration will be available for payments in respect of any shares of Outstanding Capital Stock or Converted Awards, (ii) all or a large portion of the Initial Stock Consideration will be paid/issued to satisfy amounts payable in respect of Company Notes and (iii) potentially none of the Earnout Consideration may ever be available to make any payments in respect of any shares of Outstanding Capital Stock or Converted Awards).

1.14 Cash Consideration Adjustment.

(a) Within 60 days following the Closing Date, Parent may prepare and deliver to the Securityholders’ Agent a statement (the “Closing Statement”) setting out Parent’s calculation of: (A) the Closing Cash Amount; (B) the Company Transaction Expenses; (C) the Closing Indebtedness Amount; (D) the Accrued Tax Amount; (E) the Closing Working Capital Excess (if any); (F) the Closing Working Capital Shortfall (if any); and (G) the Cash Consideration.

(b) Within 30 days following receipt of the Closing Statement, the Securityholders’ Agent shall notify Parent in writing if it has any objections with respect to the Closing Statement; provided that any such notice of objection shall describe the basis of each objection in reasonable detail and each amount in dispute. The Securityholders’ Agent shall be deemed to have accepted the Closing Statement as the final statement of the Cash Consideration and components thereof (the “Final Closing Statement”) if the Securityholders’ Agent has not delivered a Notice of Objection to Parent within such 30-day period.

(c) If the Securityholders’ Agent disputes the Closing Statement in accordance with Section 1.14(b), Parent and the Securityholders’ Agent shall work expeditiously and in good faith in an attempt to resolve such dispute within 20 Business Days after delivery of the notice of objection by the Securityholders’ Agent to Parent (a “Notice of Objection”). If Parent and the Securityholders’ Agent fail to reach a resolution after such period, the dispute shall be submitted for determination to an independent (as to the Parent and Company) public accounting firm mutually agreed to by Parent and the Securityholders’ Agent (and, failing such agreement within a further period of 5 Business Days, each of Parent and the Securityholders’ Agent shall instruct their respective regular outside accounting firms to jointly select an independent public accounting firm to serve as the Independent Firm (each respective regular outside accounting firm shall be excluded as a possible choice)) (the “Independent Firm”). In such case, the Independent Firm shall be promptly engaged by Parent and the Securityholders’ Agent, and the Parties shall provide to the Independent Firm copies of this Agreement, the Closing Statement, the Notice of Objections and any written submissions with respect to such disputed items. Each of Parent and the Securityholders’ Agent shall provide copies to the other Party of all written submissions to the Independent Firm and shall be permitted to attend (and shall receive reasonable advance written notice of) any meeting with or presentations to the Independent Firm. Each of Parent and the Securityholders’ Agent shall provide the other Party and its Representatives and, if applicable, the Independent Firm, access to any books, records, documents and work papers requested by such Party and its Representatives or the Independent Firm to the extent reasonably necessary in connection with review of the Closing Statement, the Notice of Objections or any resolution of any dispute with respect thereto. Parent and the Securityholders’ Agent shall use commercially reasonable efforts to cause the Independent Firm to render its determination in writing within 30 days after its engagement (or such other period as may be agreed by Parent and the Securityholders’ Agent). The written determination of the Independent Firm shall be final and binding upon the Parties and shall not be subject to appeal, absent manifest error; provided, however that the Independent Firm’s determination shall be based upon and consistent with the terms and conditions of this Agreement and with the undisputed portions of the Closing Statement. Each of Parent and the Securityholders’ Agent shall each bear the fees and expenses of their respective Representatives, if any, in preparing or reviewing, as the case may be, the Closing Statement and in connection with any dispute. If an Independent Firm is retained to resolve a dispute in accordance with this Section 1.14, the costs and expenses of the Independent Firm shall be borne equally by Parent and the Securityholders’ Agent.

(d) Immediately following the 30-day period referred to in Section 1.14(b) or the resolution of any dispute in accordance with Section 1.14(c), Parent shall deliver to the Securityholders’ Agent the Final Closing Statement setting out the final Cash Consideration and components thereof, which will be final and binding upon the Parties and will not be subject to appeal, absent manifest error.

(e) Following the procedures set forth in this Section 1.14:

(i) If the final Cash Consideration as determined in accordance with this Section 1.14 is greater than the Estimated Cash Consideration (such difference, the “Excess Amount”), then Parent shall pay or cause to be paid to the Payment Agent the Adjustment Holdback Amount and an amount in cash, without interest, equal to the Excess Amount, each of which the Payment Agent shall disburse to the applicable Effective Time Holders based on their respective Holdback Percentages;

(ii) If the final Cash Consideration as determined in accordance with this Section 1.14 is less than the Estimated Cash Consideration (such difference, the “Shortfall Amount”), then: (A) Parent shall be entitled to retain indefinitely, and have no obligation to issue, from the Adjustment Holdback, a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the lesser of (1) the Adjustment Holdback Amount or (2) the Shortfall Amount, divided by the Parent Trading Price; (B) in the event that the Adjustment Holdback Amount is greater than the number of shares calculated pursuant to the foregoing clause (A)(2) of this Section 1.14(e)(ii), then Parent shall pay or cause to be paid to the Payment Agent such difference in shares, which the Payment Agent shall disburse to the applicable Effective Time Holders based on their respective Holdback Percentages; and (iii) in the event that the Adjustment Holdback Amount is less than the number of shares calculated pursuant to the foregoing clause (A)(2) of this Section 1.14(e)(ii), the Effective Time Holders shall pay or cause to be paid to Parent an amount in cash, without interest, equal to such difference; or

(iii) If the final Cash Consideration as determined in accordance with this Section 1.14 is equal to the Estimated Cash Consideration, then Parent shall pay or cause to be paid to the Payment Agent the Adjustment Holdback Amount, which the Payment Agent shall disburse to the applicable Effective Time Holders based on their respective Holdback Percentages.

1.15 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company or otherwise) to take such action.

1.16 Tax Treatment. It is intended by the Parties that, for U.S. federal income tax purposes, the Merger shall qualify as a qualified stock purchase of the Capital Stock of the Company within the meaning of Section 338 of the Code. Notwithstanding anything in this Agreement to the contrary, following the Closing, Parent may take any action with respect to the Surviving Corporation or the capital stock of the Surviving Corporation, including any transfer, merger, consolidation or other transaction or series of transactions; provided, however, that if any such action is taken that would increase the indemnification obligations of any Indemnitor pursuant to this Agreement, such Indemnitor shall not be responsible in respect of such increased indemnification obligations.

2. Representations and Warranties of the Company

Except as specifically set forth in the corresponding part of the Disclosure Schedule prepared by the Company in accordance with Section 10.18 and delivered to Parent prior to the execution and delivery of this Agreement, the Company represents and warrants, to and for the benefit of the Indemnitees (with the understanding and acknowledgement that Parent and Merger Sub would not have entered into this Agreement without being provided with the representations and warranties set forth in this Section 2 and that Parent and Merger Sub are relying on these representations and warranties along with other information provided by the Company and its Representatives), as follows:

2.1 Organizational Matters.

(a) Organization, Standing and Power to Conduct Business. Each Acquired Company: (i) has been duly organized, and is validly existing and in good standing (or equivalent status), under the laws of the jurisdiction of its formation; (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as currently planned by such Acquired Company to be conducted; and (iii) is duly qualified, licensed and admitted to do business, and is in good standing (or equivalent status), in each jurisdiction in which such qualification, license or admission is necessary. Part 2.1(a) of the Disclosure Schedule accurately sets forth each jurisdiction where each Acquired Company is qualified, licensed or admitted to do business.

(b) Charter Documents. The Company has Made Available to Parent accurate and complete copies of the Charter Documents of each Acquired Company, as amended to date and currently in effect. All actions taken and all transactions entered into by each Acquired Company have been duly approved by all necessary action of the board of directors (or other similar body) and the stockholders of such Acquired Company. There has been no violation of any of the provisions of the Charter Documents of any of the Acquired Companies, and no Acquired Company has taken any action that is inconsistent in any material respect with any resolution adopted by such Acquired Company’s stockholders or board of directors (or other similar body) or any committee of the board of directors (or other similar body) of such Acquired Company.

(c) Directors and Officers. Part 2.1(c) of the Disclosure Schedule accurately sets forth: (i) the names of the members of the board of directors (or similar body) of each Acquired Company; (ii) the names of the members of each committee of the board of directors (or similar body) of each Acquired Company; and (iii) the names and titles of the officers of each Acquired Company.

(d) Subsidiaries. Part 2.1(d) of the Disclosure Schedule sets forth a complete and accurate list identifying each Entity in which any Acquired Company owns, holds or has any right to acquire any capital stock or other equity, voting, financial, beneficial or ownership interest and the jurisdiction of organization of such Entity. Except for the equity interests identified in Part 2.1(d) of the Disclosure Schedule, none of the Acquired Companies has ever owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity, voting, financial, beneficial or ownership interest in, any Entity. None of the Acquired Companies has agreed or is obligated to make any future investment in or capital contribution to any Entity. None of the Acquired Companies has guaranteed or is responsible or liable for any obligation of any other Entity.

(e) Predecessors. There are no Entities that have been merged into or consolidated with or that otherwise are predecessors to any Acquired Company.

(f) Powers of Attorney. There are no outstanding powers of attorney executed by or on behalf of any Acquired Company (except for any power of attorney executed on behalf of a Subsidiary of the Company in favor of the Company).

(g) No Quasi-California Corporation. No Acquired Company is subject to the requirements of Section 2115 of the Corporations Code of the State of California.

2.2 Capital Structure.

(a) Capital Stock.

(i) The authorized capital stock of the Company consists of: (i) 121,300,000 shares of Common Stock, of which 289,012 shares are issued and outstanding as of the date of this Agreement; and (ii) 92,686,949 shares of Preferred Stock, of which: (A) 833,996 shares are designated as Series A Preferred Stock, and 608,544 of which are issued and outstanding as of the date of this Agreement; (B) 248,338 shares are designated as Series A-1 Preferred Stock, and 165,558 of which are issued and outstanding as of the date of this Agreement; (C) 3,126,224 shares are designated as Series A-2 Preferred Stock, and 2,678,867 of which are issued and outstanding as of the date of this Agreement; (D) 371,070 shares are designated as Series B Preferred Stock, and 371,070 of which are issued and outstanding as of the date of this Agreement; (E) 3,100,020 shares are designated as Series B1 Preferred Stock, and 3,100,020 of which are issued and outstanding as of the date of this Agreement; (F) 21,907,301 shares are designated as Series B2 Preferred Stock, and 21,332,724 of which are issued and outstanding as of the date of this Agreement; and (G) 63,100,000 shares are designated as Series C Preferred Stock, and 3,977,578 of which are issued and outstanding as of the date of this Agreement. All of the outstanding shares of Capital Stock have been duly authorized and validly issued, and are fully paid, non-assessable and not subject to any preemptive rights. No shares of Capital Stock are subject to any right of repurchase, option or forfeiture provision or any restriction on transfer (other than restrictions on transfer imposed by virtue of applicable federal and state securities laws).

(ii) No shares of Capital Stock are held as treasury stock or are owned by the Company or any other Acquired Company. The Company has never declared or paid any dividends on any shares of Capital Stock, and there are no accrued dividends remaining unpaid with respect to any shares of Capital Stock. Each share of Preferred Stock is convertible into one share of Common Stock.

(iii) Part 2.2(a)(iii) of the Disclosure Schedule sets forth an accurate and complete list of the holders of all the issued and outstanding shares of Capital Stock, the address of each such holder and the class, series and number of shares of Capital Stock owned of record by each such holder.

(iv) Part 2.2(a)(iv) of the Disclosure Schedule sets forth an accurate and complete list of the holders of outstanding shares of capital stock and other equity securities of each Acquired Company (other than the Company) and the class, series and number of such shares owned of record by each such holder.

(v) There are two holders of issued and outstanding shares of Capital Stock that are not Accredited Investors, and such holders collectively hold 15,046 shares of Common Stock and do not hold any other shares of Capital Stock or any Company Notes. No other holder of shares of Capital Stock and no Noteholder is an Unaccredited Investor.

(b) Company Equity Awards. The Company has reserved 17,200,000 shares of Common Stock for issuance under the Company Stock Plan, as to which Company Equity Awards to purchase an aggregate of 16,384,211 shares of Common Stock are outstanding as of the date of this Agreement, and an aggregate of 786,777 shares of Common Stock remain available for future grants of Company Equity Awards. Part 2.2(b) of the Disclosure Schedule accurately sets forth, with respect to each Company Equity Award that is outstanding as of the date of this Agreement: (i) the name of the holder of such Company Equity Award; (ii) the total number of shares of Common Stock that are subject to such Company Equity Award; (iii) if such Company Equity Award is an Option, the exercise price per share of Common Stock purchasable under such Company Equity Award; and (iv) whether such Company Equity Award is subject to Section 409A of the Code. Each grant of a Company Equity Award was duly authorized no later than the date on which the grant of such Company Equity Award was by its terms to be effective (the “Grant Date”). Each grant of a Company Equity Award has been authorized by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents. Each award agreement governing the grant of a Company Equity Award was duly executed and delivered by each party thereto and is in full force and effect. Each grant of a Company Equity Award was made under a Stock Plan and otherwise in accordance with the terms of the Stock Plan pursuant to which such Company Equity Award was granted and all applicable Legal Requirements. The per share exercise price of each Option was equal to or greater than the fair market value of a share of Common Stock on the applicable Grant Date, as determined in accordance with Section 409A of the Code. The grant of each such Company Equity Award was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company. All Company Equity Awards with respect to shares of Common Stock that were ever issued by the Company ceased to vest on the date on which the holder thereof ceased to be an employee or independent contractor of or a consultant to any of the Acquired Companies. Each exercise of an Option complied with the terms of the Stock Plan pursuant to which such Option was granted, all Contracts applicable to such Option and all Legal Requirements. The Company has Made Available to Parent accurate and complete copies of each Stock Plan and form of agreement used thereunder. No Company Equity Awards have terms or provisions that differ from or are inconsistent in any material respect with such form agreements. As of the Effective Time, no individual who held a Company Equity Award at any time prior to the Effective Time will have any rights with respect to such Company Equity Award. The treatment of the Company Equity Awards in accordance with Section 1.6 is permitted under each Stock Plan, all Contracts applicable to such Company Equity Awards and all Legal Requirements. The Company has taken all actions necessary (under any Stock Plan, any applicable Legal Requirement, the Company Equity Award agreements or otherwise) to effectuate the provisions of Section 1.6 and to ensure that, from and after the Effective Time, each individual who held a Company Equity Award at any time prior to the Effective Time shall cease to have any rights with respect thereto.

(c) Warrants. Part 2.2(c) of the Disclosure Schedule accurately sets forth, with respect to each Warrant: (i) the name of the holder of such Warrant; (ii) the series and total number of shares of Capital Stock that are subject to such Warrant and the series and number of shares of Capital Stock with respect to which such Warrant is immediately exercisable; (iii) the date on which such Warrant was issued and the term of such Warrant; (iv) the vesting schedule for such Warrant; and (v) the exercise price per share of Capital Stock purchasable under such Warrant. The Company has Made Available to Parent an accurate and complete copy of each Warrant. As of the Effective Time, no former holder of a Warrant will have any rights with respect to such Warrant.

(d) Convertible Notes. Part 2.2(c) of the Disclosure Schedule sets forth the name of each holder of a Company Convertible Note, including, with respect to each such holder, the date of the Company Convertible Note(s) held by such holder, the principal amount of, and rate of interest on, such Company Convertible Note as of the date hereof, the number, class and series of shares of Capital Stock into which such Company Convertible Note is convertible as of the date hereof, and the date on which such Company Convertible Note was issued, the maturity date of such Company Convertible Note. As of the Closing, each outstanding Company Convertible Note shall terminate and be cancelled and shall thereafter be of no further force and effect and the former holder thereof shall not have any rights with respect thereto, except as set forth in the applicable Note Surrender Agreement. The Company has Made Available to Parent an accurate and complete copy of each Company Convertible Note.

(e) No Other Securities. Except for the Company Convertible Notes identified on Part 2.2(c) of the Disclosure Schedule, the Warrants identified on Part 2.2(c) of the Disclosure Schedule, the conversion privileges of the Preferred Stock and as set forth in Part 2.2(b) of the Disclosure Schedule, there is no: (i) outstanding subscription, option, restricted stock, restricted stock unit, stock appreciation right, call, convertible note, warrant or right (whether or not currently exercisable) with respect to any share of capital stock or other security of any Acquired Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any share of capital stock (or cash or other property based on the value of such share) or other security of any Acquired Company; (iii) Contract pursuant to which any Acquired Company is or may become obligated to sell, grant, deliver or otherwise issue any share of capital stock or any other security, including any promise or commitment to grant or issue any security of any Acquired Company to an employee of or other provider of any service to any Acquired Company; (iv) Contract pursuant to which any Acquired Company is or may become obligated to issue, distribute or otherwise deliver to holders of any shares of capital stock any evidence of indebtedness or asset of any Acquired Company; or (v) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person owns, or is entitled to acquire or receive, any share of capital stock or any other security of any Acquired Company. The Company has never issued any restricted stock. At the Effective Time, there will be no outstanding options, restricted stock, restricted stock units, stock appreciation rights, warrants or other rights to purchase or otherwise acquire shares of capital stock or any other security of the Surviving Corporation, or any payments in respect thereof.

(f) No Agreements. Except as contemplated by this Agreement, there is no Contract between any Acquired Company and any holder of securities of any Acquired Company, or, to the Knowledge of the Company, between or among any holders of securities of any Acquired Company, relating to the issuance, acquisition (including any acquisition pursuant to any right of first refusal or preemptive rights), disposition, registration under the Securities Act, or voting of any securities of any Acquired Company. Part 2.2(f) of the Disclosure Schedule accurately identifies each Company Contract relating to any securities of any Acquired Company that contains any information rights, registration rights, financial statement requirements or other terms that would survive the Closing unless terminated or amended prior to the Closing.

(g) Compliance with Laws. All shares of Capital Stock, all Options, all Warrants, all Company Convertible Notes and all other securities that have ever been issued or granted by any Acquired Company have been issued and granted in compliance with: (i) all applicable securities laws and all other applicable Legal Requirements; and (ii) all requirements set forth in all applicable Contracts (including any Stock Plan). No shares of Capital Stock or any other securities issued by any Acquired Company were issued in violation of any preemptive rights or other rights to subscribe for or purchase securities of any Acquired Company. No event has occurred, and no circumstance exists, that has resulted in, or, to the Knowledge of the Company, that will or is reasonably expected to result in, any Liability of any Acquired Company to, or any basis for any claim against any Acquired Company by, any current, former or alleged holder of any shares of Capital Stock, Company Equity Awards, Warrants, Company Convertible Notes or other security of any Acquired Company.

(h) Repurchased Shares. All shares of capital stock ever repurchased, redeemed, converted or cancelled by any Acquired Company were repurchased, redeemed, converted or cancelled in compliance with: (i) all applicable securities laws, corporate statutes and other applicable Legal Requirements; and (ii) all requirements set forth in all applicable Contracts. There are no redemption rights with respect to any share of Outstanding Capital Stock in favor of the holder thereof.

(i) Merger Consideration. No Person will be entitled to receive any payment or consideration from Parent, Merger Sub or any Acquired Company as a result of or in connection with the Merger or any of the other Contemplated Transactions, other than: (i) the holders of Outstanding Capital Stock, specifically as set forth in the Merger Consideration Spreadsheet; and (ii) the other recipients of payments, specifically as set forth in the Merger Consideration Spreadsheet. All of the information that will be set forth in the Merger Consideration Spreadsheet will be accurate and complete (and in the case of dollar amounts, properly calculated) as of the Closing.

(j) Subsidiary Shares. All of the shares of, and other equity, voting, beneficial or ownership interests in, each Acquired Company (other than the Company) are owned by another Acquired Company free and clear of any Liens. No Acquired Company has the right to vote on or approve the Merger or any of the other Contemplated Transactions. None of the capital stock or other equity, voting, beneficial, financial or ownership interests of any Acquired Company is subject to any voting trust agreement or any other Contract relating to the voting, dividend rights or disposition of any capital stock or other equity, voting, beneficial, financial or ownership interests of any Acquired Company.

(k) Ungranted Company Equity Awards. Part 2.2(k) of the Disclosure Schedule identifies: (i) each Company Associate or other Person with an offer letter or other Contract that contemplates a grant of a Company Equity Award or other equity award to purchase shares of Capital Stock or other securities of the Company, or who has otherwise been promised any Company Equity Awards or any equity awards or other securities of the Company (each such Company Associate or other Person, a “Specified Person”), except for Company Equity Awards or other equity awards that have been granted, or other securities that have been issued, prior to the date of this Agreement and reflected in Part 2.2(b) of the Disclosure Schedule; and (ii) the number, type and terms of any such Company Equity Award other security of the Company promised to such Specified Person.

2.3 Authority and Due Execution.

(a) Authority. The Company has all requisite corporate power and authority to enter into this Agreement and each other Company Transaction Document and to consummate the Contemplated Transactions. Except for the adoption of this Agreement by the Required Stockholder Vote in accordance with Section 5.2(a) after the execution and delivery of this Agreement, the execution, delivery and performance of this Agreement and the other Company Transaction Documents by the Company and the consummation of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of the Company and its board of directors and securityholders, and no other corporate proceedings on the part of the Company or any Acquired Company, nor any Consent or action described on Part 2.3(a) of the Disclosure Schedule, are necessary to authorize the execution, delivery or performance of this Agreement or any of the other Company Transaction Documents by the Company or to consummate any of the Contemplated Transactions.

(b) Due Execution. This Agreement has been, and each other Company Transaction Document has been or will be, duly executed and delivered by the Company and, assuming due execution and delivery by the other parties hereto and thereto, constitutes or will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject only to the Enforceability Exception.

(c) Board Approval. The Company’s board of directors has: (i) unanimously determined that the Merger is advisable and fair to and in the best interests of the Company and its stockholders; (ii) unanimously adopted this Agreement; (iii) unanimously recommended the adoption of this Agreement by the Company’s stockholders and directed that this Agreement be submitted for consideration by the Company’s stockholders in accordance with Section 5.2; and (iv) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other Contemplated Transactions.

(d) No Takeover Statute. No state or foreign takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement or any of the Contemplated Transactions.

2.4 Non-Contravention and Consents.

(a) Non-Contravention. The execution and delivery of this Agreement and each other Transaction Document do not, and the consummation of the Merger and the performance of this Agreement and each other Transaction Document will not: (i) conflict with or violate any of the Charter Documents of any Acquired Company or any resolution adopted by the stockholders (or holders of other equity securities), the board of directors (or other similar body) or any committee of the board of directors (or other similar body) of any of the Acquired Companies; (ii) conflict with or violate any applicable Legal Requirement to which any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies, is subject; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the rights of any Acquired Company or alter the rights or obligations of any Person under, or give to any Person any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the assets of any Acquired Company pursuant to, any Company Contract; or (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any Permit that is held by any of the Acquired Companies or that otherwise relates to such Acquired Company’s business or to any of the assets owned or used by such Acquired Company.

(b) Contractual Consents. No Consent under any Company Contract is required to be obtained from, and no Acquired Company is or will be required to give any notice to, any Person in connection with the execution, delivery or performance of this Agreement or any other Transaction Document or the consummation of the Merger or any of the other Contemplated Transactions. For purposes of this Agreement, including this Section 2.4(b) and Sections 2.4(c), 2.13(c) and 5.1, a Consent or Permit will be deemed “required” to be obtained, a notice will be deemed “required” to be given and a filing or declaration will be deemed “required” to be made if the failure to obtain such Consent or Permit, give such notice or make such filing or declaration could result in any Acquired Company: (i) becoming subject to any Liability; (ii) being required to make any payment, issue any securities or deliver anything of value; or (iii) losing or forgoing any right or benefit.

(c) Governmental Consents. No Consent of any Governmental Entity is required to be obtained, and no filing is required to be made with any Governmental Entity, by any Acquired Company in connection with the execution, delivery or performance of this Agreement or any other Transaction Document, or the consummation of the Merger or any of the other Contemplated Transactions, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

2.5 Financial Statements.

(a) Financial Statements. The Company has Made Available to Parent the following financial statements: (i) the audited consolidated financial statements (consisting of consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of convertible preferred stock and stockholders’ equity and consolidated statements of cash flows) of the Acquired Companies as of and for the fiscal years ended December 31, 2019, December 31, 2020 and December 31, 2021; and (ii) the unaudited consolidated financial statements (consisting of a consolidated balance sheet and a consolidated statement of income) of the Acquired Companies as of and for the fiscal year ended December 31, 2022 (the “Balance Sheet Date”), including any notes thereto (the unaudited consolidated financial statements referred to in this clause “(ii),” including any notes thereto, the “Interim Financial Statements”). The financial statements referred to in the first sentence of this Section 2.5(a) and the notes thereto are referred to collectively as the “Financial Statements.” The Financial Statements were prepared in accordance with GAAP consistently applied throughout the periods covered (except that the Interim Financial Statements might not contain footnotes) and fairly present, in all material respects, the consolidated financial position, results of operations, changes in stockholders’ equity and cash flows of the Acquired Companies as of the dates, and for the periods, indicated therein. The Pre-Closing Financial Statements will be prepared in accordance with the Accounting Principles consistently applied throughout the periods covered (except that the Pre-Closing Financial Statements might not contain footnotes) and will fairly present, in all material respects, the consolidated financial position, results of operations, changes in stockholders’ equity and cash flows of the Acquired Companies as of the dates, and for the periods, indicated therein. Each Acquired Company maintains a standard system of accounting established and administered in accordance with GAAP, including complete books and records in written or electronic form.

(b) Internal Controls. Each Acquired Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. There are no significant deficiencies or material weaknesses in the design or operation of any Acquired Company’s internal control over financial reporting that could reasonably be expected to adversely affect such Acquired Company’s ability to record, process, summarize or report financial information to such Acquired Company’s management and board of directors. There is not, and there has not been, any fraud, whether or not material, that involves or involved management or other employees who have or had a significant role in any Acquired Company’s internal control over financial reporting. Each Acquired Company’s internal control over financial reporting is effective. Part 2.5(b) of the Disclosure Schedule lists, and the Company has Made Available to Parent, all written descriptions of, and all policies, manuals and other documents promulgating, such internal controls.

(c) Accounts Receivable. All of the accounts receivable of the Acquired Companies arose in the ordinary course of business, are carried on the records of the Acquired Companies at values determined in accordance with GAAP and are bona fide and collectible in full. No Person has any Lien on any of such accounts receivable, and no request or agreement for deduction or discount has been made with respect to any of such accounts receivable except as fully and adequately reflected in reserves for doubtful accounts set forth in the unaudited balance sheet included in the Interim Financial Statements (the “Interim Balance Sheet”).

(d) Insider Receivables. Part 2.5(d) of the Disclosure Schedule provides an accurate and complete breakdown of all amounts owed (including any Indebtedness) to any Acquired Company by any Company Associate or stockholder of the Company (“Insider Receivables”). There will be no outstanding Insider Receivables as of the Effective Time.

2.6 No Liabilities; Indebtedness.

(a) Absence of Liabilities. No Acquired Company has any Liability of any nature, whether accrued, absolute, contingent, matured, unmatured or otherwise (whether or not required to be reflected in financial statements prepared in accordance with GAAP, whether due or to become due and whether or not determinable), other than: (i) liabilities identified as such in the “liabilities” column of the Interim Balance Sheet; (ii) current liabilities incurred subsequent to the Balance Sheet Date in the ordinary course of business consistent with past practices; (iii) obligations that: (A) exist under Company Contracts; (B) are expressly set forth in and identifiable by reference to the text of such Company Contracts; and (C) are not required to be identified as liabilities in a balance sheet prepared in accordance with GAAP; and (iv) commitments that: (A) were incurred in the ordinary course of business consistent with past practices; and (B) are described in Part 2.6(a) of the Disclosure Schedule. The liabilities and obligations referred to in clauses “(ii)” and “(iii)” of the preceding sentence are not material, individually or in the aggregate, to the financial position, results of operations or cash flows of any Acquired Company. None of the Acquired Companies is or has ever been a party to any “off balance sheet arrangement” (as defined in Item 303(a)(4) of Regulation S-K promulgated by the SEC).

(b) Indebtedness. Part 2.6(b) of the Disclosure Schedule sets forth an accurate and complete list of all Company Indebtedness (including each Company Note) as of the date of this Agreement, identifying the name of the creditor or creditors to which such Indebtedness is owed, the type of instrument under which such Indebtedness is evidenced or the agreement under which such Indebtedness was incurred and the aggregate principal amount of such Indebtedness as of the close of business on the date of this Agreement. No Company Indebtedness contains any restriction upon: (i) the prepayment of any of such Indebtedness; (ii) the incurrence of any other Indebtedness by any Acquired Company; or (iii) the ability of any Acquired Company to grant any Lien on any of its assets. No Acquired Company is in default with respect to any Company Indebtedness and no payment with respect to any Company Indebtedness is past due. No Acquired Company has received any notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Company Indebtedness. Neither the consummation of any of the Contemplated Transactions nor the execution, delivery or performance of any Transaction Document will, or could reasonably be expected to, cause or result in a default, breach or acceleration, automatic or otherwise, of any condition, covenant or other term of any Company Indebtedness. The Merger Consideration Spreadsheet will contain an accurate and complete list of all Company Indebtedness outstanding immediately prior to the Effective Time. No Acquired Company has guaranteed or otherwise become liable for any Indebtedness of any other Person (other than another Acquired Company). As of the Closing, each outstanding Company Note shall terminate and be cancelled and shall thereafter be of no further force and effect and the former holder thereof shall not have any rights with respect thereto, except as set forth in the applicable Note Surrender Agreement. The Company has Made Available to Parent an accurate and complete copy of each Company Note.

(c) Director and Officer Indemnification. No event has occurred, and no circumstance or condition exists, that has resulted in, or that will or could reasonably be expected to result in, any claim for indemnification, reimbursement or contribution by, or the advancement of expenses to, any Company Associate (other than a claim for reimbursement from the Company, in the ordinary course of business, of immaterial travel expenses or other immaterial out-of-pocket expenses of a routine nature incurred by such Company Associate in the course of performing such Company Associate’s duties for the Company) or any current or former agent of any Acquired Company pursuant to: (i) any term of any of the Charter Documents of any Acquired Company; (ii) any indemnification agreement or other Contract between any Acquired Company and any such Company Associate or agent; or (iii) any applicable Legal Requirement.

2.7 Litigation. There is no Legal Proceeding pending, or, to the Knowledge of the Company, that has been threatened: (a) that involves any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies; (b) that involves any Liability (of any director, officer or other employee or any other Person) that has been retained or assumed, indemnified against or guaranteed (either contractually or by operation of any Legal Requirement) by any Acquired Company; (c) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions; (d) that relates to the ownership or alleged ownership of any capital stock or other securities of any of the Acquired Companies, or any option, warrant or other right to acquire capital stock or other securities of any of the Acquired Companies; or (e) that relates to any right or alleged right to receive any consideration as a result of or in connection with this Agreement, any other Transaction Document, the Merger or any other Contemplated Transaction. No event has occurred, and no claim, dispute or other condition or circumstance exists, that will or could reasonably be expected to give rise to or serve as a basis for the commencement of any such Legal Proceeding. Part 2.7 of the Disclosure Schedule lists: (i) each Legal Proceeding that any Acquired Company has ever commenced against any other Person; (ii) any Legal Proceeding that any Acquired Company has ever threatened against any other Person; and (iii) each Legal Proceeding that has ever been pending against any of the Acquired Companies.

2.8 Taxes.

(a) Filing of Tax Returns. All Tax Returns required to be filed by or with respect to the Acquired Companies with any Taxing Authority have been timely and properly filed and are accurate and complete in all material respects. All Taxes of each Acquired Company that are due and payable have been timely and properly paid in full (regardless of whether having been shown as due on any Tax Return), and no Acquired Company is, and since each such Entity’s inception, no such Acquired Company has been, liable to pay a penalty, surcharge, fine or interest in connection with any Tax.

(b) List of Tax Returns. Part 2.8(b) of the Disclosure Schedule: (i) lists all federal, state, local and foreign income Tax Returns filed or required to be filed with respect to each Acquired Company for the six taxable years ending prior to the Closing Date; (ii) indicates those Tax Returns that are currently the subject of audit; and (iii) indicates those Tax Returns whose audits have been closed. The Company has Made Available to Parent accurate and complete copies of all income Tax Returns and other material Tax Returns filed by any Acquired Company during the past six years and all correspondence to any Acquired Company from, or from any Acquired Company to, a Taxing Authority relating thereto. No election has been made with respect to Taxes of any Acquired Company in any Tax Return that has not been Made Available to Parent.

(c) Absence of Claims. There is no claim against any Acquired Company for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing with respect to any Tax Return of or with respect to any of the Acquired Companies, other than those disclosed (and to which are attached accurate and complete copies of all correspondence to or from the relevant Taxing Authority pertaining thereto) in Part 2.8(c) of the Disclosure Schedule. No Tax audits or administrative or judicial proceedings are being conducted, are pending or have been threatened in writing with respect to the Acquired Companies, other than those disclosed (and to which are attached accurate and complete copies of all correspondence to or from the relevant Taxing Authority pertaining thereto) in Part 2.8(c) of the Disclosure Schedule. No claim has ever been made by an authority in a jurisdiction where any Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to taxation in that jurisdiction. There are no Liens on any of the assets of the Acquired Companies that arose in connection with any failure (or alleged failure) to pay any Tax.

(d) No Extension. There is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to any of the Acquired Companies or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of the Acquired Companies.

(e) No Tax Allocation/Sharing Agreement. No Acquired Company is a party to or bound by any Tax allocation, sharing or indemnity agreement or arrangement.

(f) Compliance with Tax Laws. Each Acquired Company has: (i) complied with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes; (ii) within the time and in the manner prescribed by Legal Requirements, withheld from all amounts paid and timely paid over to the proper Taxing Authority (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements; and (iii) timely filed all withholding Tax Returns for all periods.

(g) Foreign Income. None of the property of the Acquired Companies is held in an arrangement that could be classified as a partnership for Tax purposes. No Acquired Company owns or owned any interest in any controlled foreign corporation (as defined in Section 957 of the Code), passive foreign investment company (as defined in Section 1297 of the Code) or other Entity the income of which is or could be required to be included in the income of any Acquired Company. No Acquired Company had any accumulated post-1986 deferred foreign income for purposes of Section 965(a) of the Code as of either November 2, 2017 or December 31, 2017.

(h) No Disallowed Deductions. No outstanding Indebtedness of any Acquired Company constitutes Indebtedness with respect to which any interest deductions may be disallowed under Section 163(i), Section 163(j), Section 163(l) or Section 279 of the Code or under any other provision of applicable Legal Requirements.

(i) Post-Closing Taxable Periods. No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a Pre-Closing Tax Period, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local, or foreign Legal Requirements); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign Legal Requirements) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign Legal Requirements); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received or economically realized on or prior to the Closing Date; (vi) adjustments pursuant to Code Section 263A (or any comparable provision under state, local, or foreign Tax Legal Requirements); (vii) Section 108(i) of the Code or any comparable provision of any state, local or foreign Tax Legal Requirement; or (viii) a domestic use election pursuant to Treasury Regulation Section 1.1503(d)-6.

(j) No Successor Tax Liability. No Acquired Company has any Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provisions of state, local or foreign Legal Requirements), or as a transferee or successor, or by Contract, assumption or otherwise. No Acquired Company is, and no Acquired Company has ever been, a member of an affiliated, consolidated, combined or unitary group filing for federal or state income Tax purposes, other than a group the common parent of which was and is the Company.

(k) Net Operating Losses. The aggregate net operating losses of each Acquired Company is set forth in Part 2.8(k) of the Disclosure Schedule.

(l) No Private Letter Ruling. No Acquired Company has entered into any Contract or arrangement with any Taxing Authority that requires any Acquired Company to take any action or to refrain from taking any action. No Acquired Company has requested a private letter ruling, a request for technical advice, a request for a change of any method of accounting, or any other similar request that is in progress or pending with any Governmental Entity with respect to any Tax. No Acquired Company is a party to any Contract with any Taxing Authority that would be terminated or adversely affected as a result of the Contemplated Transactions.

(m) No Reportable Transaction. No Acquired Company has participated, within the meaning of Treasury Regulations Section 1.6011-4(c), in: (i) any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder; (ii) any “tax shelter” or “confidential corporate tax shelter” within the meaning of Section 6111 of the Code and the Treasury Regulations thereunder; or (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code and the Treasury Regulations thereunder. Each Acquired Company has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or foreign Legal Requirements). No Acquired Company has participated in any “reportable transaction” for purposes of section 237.3 of the Tax Act or “notifiable transaction” for purposes of section 237.4 of the Tax Act, or any other transaction subject to mandatory disclosure to any Taxing Authority under the Legal Requirements of any other jurisdiction.

(n) Parachute Payments. No amount paid or payable in connection with any of the Contemplated Transactions (either solely as a result thereof or as a result of any of the Contemplated Transactions in conjunction with any other event) could be a Section 280G Payment. No Acquired Company has made any payment, no Acquired Company is obligated to make any payment, and no Acquired Company is a party to any plan or Contract that under any circumstances could obligate it to make any payment that would not be deductible under Section 404 of the Code.

(o) No Escheatable Property. There is no material property or obligation of any Acquired Company, including uncashed checks to vendors, customers, or employees, non-refunded overpayments or unclaimed subscription balances, that is escheatable to any state or municipality under any applicable escheatment laws, as of the date hereof or that may at any time after the date hereof become escheatable to any state or municipality under any applicable escheatment Legal Requirements.

(p) Transfer Pricing. No Acquired Company is subject to Tax in any jurisdiction, other than the country in which it is organized, by virtue of having a permanent establishment, fixed place of business, or otherwise. All payments by, to, or among any of the Acquired Companies have always complied with all applicable transfer pricing requirements imposed by any Taxing Authority, and the Company has Made Available to Parent accurate and complete copies of all transfer pricing documentation (if any) prepared pursuant to Treasury Regulation Section 1.6662-6 (or any similar foreign statutory, regulatory, or administrative Legal Requirement) by or with respect to any of the Acquired Companies during the past five years. No Acquired Company has ever provided or acquired property or services from a Person not dealing at “arm’s length” (within the meaning of the Tax Act) with such Acquired Company, for consideration, the value of which is less than the fair market value of the property or services, as applicable.

(q) No Tax Holiday. No Acquired Company is a party to any Tax exemption, Tax holiday or other Tax reduction agreement or Order of a Taxing Authority. No Acquired Company has applied for, claimed or received a credit or refund of Tax (or amount deemed for purposes of the Tax Act to be an overpayment of Tax), or other Tax incentive, to which it was not entitled pursuant to applicable Legal Requirements. The consummation of the Contemplated Transactions will not have any adverse effect on the continued validity and effectiveness of any such Tax incentive.

(r) Provision for Taxes. The provisions for Taxes set forth on the balance sheets included in the Financial Statements has been made in accordance with GAAP, as of the respective dates thereof. Except in connection with the Contemplated Transactions, no Acquired Company has incurred any Liability for Taxes since those dates outside the ordinary course of business.

(s) No Distributing Company. No Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Section 355 of the Code: (i) in the two years prior to the Closing Date; or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Contemplated Transactions.

(t) No Power of Attorney. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect any Acquired Company after the Closing.

(u) Property Tax. All of the Acquired Companies’ property that is subject to property Tax has been properly listed and described on the property Tax rolls of the appropriate taxing jurisdiction for all periods prior to the Closing, and no portion of any Acquired Company’s property constitutes omitted property for property Tax purposes.

(v) Sales Tax. With respect to all sales Taxes ever collected by any Acquired Company: (i) in states where any Acquired Company is registered for sales Tax purposes, each Acquired Company has properly remitted all sales Taxes collected in such states to the applicable state Taxing Authority; and (ii) in states where no Acquired Company is registered for sales Tax purposes, each Acquired Company has returned all sales Taxes collected from Persons located in such state to such Person (or, if such Person cannot be located or is no longer in business, has remitted such sales Taxes to the unclaimed property office of such state). No Acquired Company holds any amounts collected as sales Taxes from any Person.

(w) VAT. Each Acquired Company which is required to be registered for VAT is duly registered for such VAT. No Acquired Company is a member of a group for VAT purposes. Each Acquired Company has complied with all Legal Requirements concerning VAT, including with respect to timely filing of accurate returns, making timely payments and maintaining accurate records. No Acquired Company has made any exempt supplies in any VAT year applicable to it, and there are no circumstances under which there might not be a full entitlement to credit or refund for all VAT paid or payable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by such Acquired Company.

(x) No Real Property Holding Company. No Acquired Company is or has ever been a “United States real property holding corporation” within the meaning of Section 897 of the Code. No issued and outstanding share of any Acquired Company derives, and no such share has at any time within the 60 month period prior to the Closing Date derived, more than 50% of its fair market value directly or indirectly from or from any combination of (i) real or immovable property situated in Canada; (ii) Canadian resource properties (as defined in the Tax Act); (iii) timber resource properties (as defined in the Tax Act); and (iv) options in respect of, or interests in, or for civil law, a right in, property described in any of (i) to (iii), whether or not the property exists.

(y) No Partnership. No Acquired Company is treated as a partnership and no Acquired Company is disregarded as an entity separate from its owner, in each case, for U.S. federal income Tax purposes.

(z) No Boycott. No Acquired Company has participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code.

(aa) No Gain Recognition Agreement. No Acquired Company is a party to any gain recognition agreement under Section 367 of the Code.

(bb) No Domestic Use Election. No Acquired Company has made a “domestic use election” pursuant to Treasury Regulation Section 1.1503(d)-6 or will have recapture under the dual consolidated loss provisions of U.S. federal, state, local or foreign Legal Requirements after Closing by reason of any such losses incurred prior to Closing.

(cc) COVID-19. Part 2.8(cc) of the Disclosure Schedule sets forth a true, complete and accurate list of all subsidies, government assistance and Tax refunds and credits claimed or received by each Acquired Company, during the last five years, including the Canada Emergency Wage Subsidy (“CEWS”) provided for under Section 125.7 of the Tax Act, as well as any amounts under subsection 153(1.02) of the Tax Act, and any applicable provincial equivalent(s), the Canada Emergency Rent Subsidy (“CERS”), and all such subsidies, government assistance and Tax refunds and credits claimed or received by each Acquired Company were validly claimed and received in accordance with applicable Legal Requirements. Except as set forth in Part 2.8(cc) of the Disclosure Schedule, no Acquired Company has applied for, or directly or indirectly accepted or received, any benefit (monetary or otherwise), loan, payment, funding, credit, relief or deferral under any COVID-19 Law. No Acquired Company has employment or payroll Taxes that are attributable to a Pre-Closing Tax Period for which deposit or payment has been deferred to a taxable year or period other than a Pre-Closing Tax Period pursuant to any COVID-19 Law.

(dd) Reserves. No Acquired Company has claimed or will claim any reserve for Tax purposes, if as a result of such claim any amount could be included in its income for a taxation year ending after the Closing. No Acquired Company has made any payment, nor is it obligated to make any payment, and is not a party to any agreement under which it could be obligated to make any payment, that may not be deductible by virtue of section 67 of the Tax Act.

(ee) Applicability of Tax Act. None of section 17, subsection 18(4), or sections 78, 79, 80, 80.01, 80.02, 80.03 and 80.04 of the Tax Act, or any equivalent provision of the Legal Requirements of any other jurisdiction, has applied or will apply to any Acquired Company at any time on or before the Closing Date. There are no circumstances existing which could result in the application to any Acquired Company of any of sections 78, 80, 80.01, 80.02, 80.03 and 80.04 of the Tax Act in a taxation year commencing on or after the Closing Date.

For purposes of this Section 2.8, references to any Acquired Company shall be deemed to include any Person from which, or with respect to which, such Acquired Company has incurred or may incur any Liability for Taxes under any Contract or any Legal Requirement.

2.9 Title to Property and Assets

(a) Personal Property. Each Acquired Company has good, valid and marketable title to, or valid leasehold interests in, all Company Personal Property. The Company Personal Property constitutes all personal property necessary or useful to conduct each of the businesses of the Acquired Companies as they are currently conducted and as they are currently planned by the Acquired Companies to be conducted. None of the Company Personal Property is owned by any other Person without a valid and enforceable right of the Acquired Companies to use and possess such Company Personal Property, which right will remain valid and enforceable following the Effective Time. None of the Company Personal Property is subject to any Lien, other than Permitted Liens. All Company Personal Property: (i) is in good operating condition and repair (ordinary wear and tear excepted) and is adequate for the conduct of each of the Acquired Companies’ respective businesses as they are currently conducted and as they are currently planned by the Acquired Companies to be conducted; (ii) is available for immediate use in the business and operation of the Acquired Companies as currently conducted; and (iii) permits each Acquired Company to operate in accordance with applicable Legal Requirements. Part 2.9(a) of the Disclosure Schedule identifies all assets that are material to the business of any Acquired Company and that are being leased to any Acquired Company.

(b) Customer Information. The Acquired Companies collectively have sole and exclusive ownership of, free and clear of any Liens, or have the valid right to use in the businesses of the Acquired Companies as they are currently conducted, all customer lists, customer contact information, customer correspondence and customer licensing and purchasing histories relating to current and former customers of the Acquired Companies for which any Acquired Company has retained records. No Person other than an Acquired Company possesses any licenses, claims or rights with respect to the use of any such customer information.

(c) Leased Real Property. No Acquired Company owns, or has ever owned, any real property. Part 2.9(c) of the Disclosure Schedule sets forth: (i) all leases, subleases, licenses and occupancy agreements, and in the case of any oral lease, sublease, license or occupancy agreement, a written summary of the material terms thereof, together with all amendments or modifications thereto, pursuant to which any real property is leased by any of the Acquired Companies (each such lease, sublease, license or occupancy agreement being referred to as a “Real Property Lease” and any such real property leased by any of the Acquired Companies being referred to as a “Leased Real Property”); and (ii) the address of each Leased Real Property and any security deposit, guaranty and/or letter of credit provided to the landlord under the related Real Property Lease. The Acquired Companies collectively have a valid leasehold interest (or the equivalent in any jurisdiction outside of the United States) in all Leased Real Property. Each building, structure, fixture and other improvement located on any Leased Real Property is (A) in good operating condition and repair, (B) free of any material defect and (C) adequate for use in the operation of each of the businesses of the Acquired Companies as they are currently conducted at such location, including a public means of access to and from such Leased Real Property. With respect to each Real Property Lease, the tenant thereunder enjoys peaceful, exclusive and undisturbed use and possession in all material respects of the demised premises thereunder. No Acquired Company has subleased or otherwise granted to any Person the right to use or occupy any Leased Real Property. There is no condemnation, expropriation or other claim in eminent domain pending or threatened affecting any Leased Real Property or any portion thereof or interest therein.

2.10 Bank Accounts. Part 2.10 of the Disclosure Schedule provides the following information with respect to each account maintained by or for the benefit of each Acquired Company at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; (c) the type of account; (d) the names of all Persons who are authorized to sign checks or other documents with respect to such account; and (e) the balance held in such account as of January 31, 2023.

2.11 Intellectual Property and Related Matters.

(a) Scheduled IP. Part 2.11(a) of the Disclosure Schedule accurately identifies: (i) each item of Registered IP and each material unregistered Trademark in which any Acquired Company has (or purports to have) an ownership interest or an exclusive license or similar exclusive right in any field or territory; (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration or serial number and date; and (iii) the record owner and, if different, the legal owner and beneficial owner (and if any other Person has an ownership interest in such item of Registered IP or such unregistered Trademark, the nature of such ownership interest). The Company has Made Available to Parent complete and accurate copies of all applications, assignments (including proof of recordation for any recorded assignments) and other material documents related to ownership, recordation, registration, prosecution, and/or maintenance of each item of Registered IP and each unregistered Trademark identified or required to be identified in Part 2.11(a) of the Disclosure Schedule.

(b) Inbound Licenses. Part 2.11(b) of the Disclosure Schedule accurately identifies: (i) each Contract pursuant to which any Acquired Company has been granted any license under, in or to, or has otherwise received or acquired any right, title or interest (whether or not currently exercisable and including a right to receive a license) in, or any embodiment of, any Intellectual Property or Intellectual Property Right (other than: (A) agreements between the Acquired Company and its employees that are in the Acquired Company’s standard form of Acquired Company IP Contract described in Section 2.11(f)(ii) below; (B) non-exclusive licenses to “off the shelf” third party Software that is licensed to the Acquired Company on generally available, standard commercial terms for less than $25,000, is not distributed or made available by the Acquired Company, is not incorporated into, or used in the development, testing, distribution, delivery, maintenance or support of, any Company Product, and is not otherwise material to the business of any Acquired Company; and (C) licenses for the Open Source Code listed in Part 2.11(o)(i) of the Disclosure Schedule); and (ii) whether the licenses or rights granted to or received or acquired by the Acquired Company in each such Contract are exclusive or non-exclusive. Each license granted to an Acquired Company under a Contract identified (or required to be identified) in Part 2.11(b) of the Disclosure Schedule is valid and enforceable. For purposes of this Section 2.11(b) and Section 2.11(c), a covenant not to assert, standstill, or other contractual immunity under any Intellectual Property Right will be deemed to be a license.

(c) Outbound Licenses.

(i) Part 2.11(c)(i) of the Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted any license under, in or to, or otherwise has received or acquired any right, title or interest (whether or not currently exercisable and including a right to receive a license) in, or any embodiment of, any Acquired Company IP or which otherwise limits or restricts the ability of any Acquired Company to assert or enforce any Acquired Company IP (other than non-exclusive licenses granted in the ordinary course under a Customer Agreement).

(ii) No Acquired Company is bound by, and no Acquired Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of any Acquired Company to assert, enforce, use, distribute, sell, or otherwise exploit any Acquired Company IP anywhere in the world (except with respect to restrictions on enforcement against the licensee under licenses disclosed under (or expressly exempted from the disclosure requirements for) Part 2.11(c)(i) of the Disclosure Schedule and except for any restrictions on any Acquired Company IP licensed to an Acquired Company, as specified in Contracts disclosed under (or expressly exempted from the disclosure requirements for) Part 2.11(b) of the Disclosure Schedule).

(d) Acquired Company IP Contract. No Acquired Company is in default under or in breach of any Acquired Company IP Contract. No event has occurred, and no circumstance or condition exists, that, with notice, the passage of time or both, will or could reasonably be expected to: (i) constitute a default under, or result in a violation or breach by any Acquired Company of, any material provision of any Acquired Company IP Contract; or (ii) give any Person the right to declare a default or exercise any remedy under any Acquired Company IP Contract. None of the Acquired Companies has received any written notice (or to the Company’s Knowledge, any other notice) of a default of, alleged breach of, or any offset or counterclaim with respect to any Acquired Company IP Contract that has not been fully remedied and withdrawn.

(e) Royalty Obligations. Part 2.11(e) of the Disclosure Schedule contains a complete and accurate list and summary of all royalties, commissions, and other similar amounts payable by any Acquired Company to any other Person upon or for the use, sale, distribution or exploitation of any Intellectual Property or Intellectual Property Rights (other than license and subscription fees for “off the shelf” third party Software that is supplied or licensed to the Acquired Company on generally available, standard commercial terms). Each Acquired Company has timely paid all royalties, commissions and similar amounts to the Persons who are entitled to receive them.

(f) Standard Form Acquired Company IP Contracts. The Company has Made Available to Parent an accurate and complete copy of each standard form of Acquired Company IP Contract used by any Acquired Company at any time since December 31, 2018, including each standard form of: (i) end user license agreement, subscription agreement, terms of use or service, support agreement, maintenance agreement, statement of work, terms of sale or other end-customer agreement pursuant to which an Acquired Company supplies, provides, licenses or makes available any Company Product (each a “Customer Agreement”); (ii) employee agreement containing any assignment or license of Intellectual Property or any Intellectual Property Right or any confidentiality provision; (iii) consulting, development or independent contractor agreement containing any assignment or license of Intellectual Property or any Intellectual Property Right or any confidentiality provision; (iv) confidentiality or nondisclosure agreement; or (v) agreement with any Channel Partner. Part 2.11(f) of the Disclosure Schedule accurately identifies (1) each Acquired Company IP Contract that is based on a standard form of Acquired Company IP Contract and deviates in any material respect from the corresponding standard form Acquired Company IP Contract Made Available to Parent, (2) each Acquired Company IP Contract with any Company Associate in which the Company Associate expressly reserved or retained any Intellectual Property or Intellectual Property Right related to any Acquired Company’s business, research or development and (3) each agreement that grants any exclusivity or preferred treatment on or in connection with any Company Product.

(g) Ownership. The Acquired Companies collectively are the sole and exclusive legal and beneficial owner of all right, title and interest to and in the Acquired Company IP (other than Intellectual Property and Intellectual Property Rights validly licensed to an Acquired Company, as identified in (or expressly exempted from the disclosure requirements for) Part 2.11(b) of the Disclosure Schedule), free and clear of any Liens (other than nonexclusive licenses granted pursuant to the Contracts listed in (or expressly exempted from the disclosure requirements for) Part 2.11(c) of the Disclosure Schedule). Without limiting the generality of the foregoing:

(i) all documents and instruments necessary to establish, perfect and maintain the rights of any Acquired Company in any such Acquired Company IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Entity (or validly registered with the appropriate registrar in the case of Domain Names and the like);

(ii) each Person who is or was involved in the creation or development of any such Acquired Company IP has signed a valid and enforceable agreement containing: (A) an irrevocable assignment to an Acquired Company of all Intellectual Property and Intellectual Property Rights pertaining to any Acquired Company IP or that were created or developed by such Person in the course of that Person’s activities with or for or otherwise for the benefit of any Acquired Company; (B) confidentiality provisions protecting the Trade Secrets of the Acquired Companies and other proprietary or confidential elements of Company Products and such Intellectual Property and Intellectual Property Rights; and (C) to the extent not assignable by law, a waiver of such Person’s moral rights in and to such Intellectual Property and Intellectual Property Rights, and no such Person has any obligation to any other Person with respect to such Company Products, Intellectual Property or Intellectual Property Rights, and, to the Company’s Knowledge, no such Person is in material violation of any term of any such agreement;

(iii) (A) no funding, facilities or resources of any Governmental Entity or any university, college or other educational institution or government research center were used in the development of any Acquired Company IP; and (B) no Governmental Entity, university, college or other educational institution or research center has any ownership in or rights to any Acquired Company IP or Acquired Company Data (except for licenses granted under an Acquired Company’s standard form Customer Agreement Made Available to Parent);

(iv) no officer or employee of any Acquired Company is: (A) bound by or otherwise subject to any Contract restricting that officer or employee from performing the officer’s or employee’s duties for any Acquired Company; (B) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to the officer’s or employee’s activities as an officer or employee of an Acquired Company; or (C) subject to any Contract with any other Person which requires such officer or employee to assign any interest in inventions or other Intellectual Property Rights or keep confidential any Trade Secrets, proprietary data, customer lists or other business or technical information;

(v) each Acquired Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all Trade Secrets and other proprietary or confidential information pertaining to the Acquired Companies, the Acquired Company IP or the business of any of the Acquired Companies (including any confidential information owned by any Person to whom the Company has a confidentiality obligation) and no such Trade Secret or proprietary or confidential information has been disclosed to any third party except pursuant to a binding confidentiality agreement;

(vi) since December 31, 2018, no Acquired Company has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any material Intellectual Property or Intellectual Property Right to any other Person;

(vii) the Acquired Companies own or otherwise have, and after the Closing the Surviving Corporation and its Subsidiaries will have, all Intellectual Property and Intellectual Property Rights needed to conduct the business of each of the Acquired Companies as currently conducted and currently planned by each of the Acquired Companies to be conducted; and

(viii) no Acquired Company is, or ever was, a member or promoter of, or a contributor to, any industry standards body, standards setting organization or similar organization that could require or obligate any Acquired Company to grant or offer to any other Person any license or right to any Acquired Company IP.

(h) Valid and Enforceable. All Acquired Company IP that is Registered IP is valid, subsisting and enforceable. Without limiting the generality of the foregoing:

(i) no Trademark or Domain Name owned, purported to be owned, used or for which registration has been applied for by any Acquired Company infringes upon, conflicts with, or interferes with any Trademark or Domain Name owned, used or for which registration has been applied for by any other Person, and each Acquired Company has taken reasonable steps to police the use of its Trademarks and Domain Names;

(ii) each item of Acquired Company IP that is Registered IP is and at all times has been in compliance in all material respects with all Legal Requirements and all filings, payments and other actions required to be made or taken to maintain such item of Acquired Company IP in full force and effect have been made and taken by the applicable deadline;

(iii) Part 2.11(h)(iii) of the Disclosure Schedule accurately identifies and describes each action, filing, and payment that must be taken or made on or before January 31, 2022 in order to maintain in full force and effect each item of Acquired Company IP that is Registered IP;

(iv) no interference, opposition, cancellation, reissue, reexamination, review or other Legal Proceeding is or has been pending or, to the Knowledge of the Company, threatened, in which the ownership, scope, validity or enforceability of any Acquired Company IP that is Registered IP is being, has been, or would reasonably be expected to be contested or challenged, and, to the Knowledge of the Company, there are no specific facts that would form a reasonable basis for a claim that any Acquired Company IP is invalid or unenforceable; and

(v) no act has been done or omitted to be done by any Acquired Company, which has, had or would reasonably be expected to have the effect of impairing or dedicating to the public, or entitling any Person to cancel, forfeit, modify or consider abandoned, any Acquired Company IP.

(i) No Third Party Infringement of Acquired Company IP. To the Knowledge of the Company, no Person has infringed, misappropriated, made unlawful use of or violated, and no Person is currently infringing, misappropriating, making unlawful use of or violating, any Acquired Company IP. Part 2.11(i) of the Disclosure Schedule accurately identifies (and the Company has Made Available to Parent a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent by or to any Acquired Company or any representative of any Acquired Company regarding any actual, alleged or suspected infringement, misappropriation or other violation of any Acquired Company IP, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(j) Effects of This Transaction. Neither the execution, delivery or performance of this Agreement or any other Company Transaction Agreement nor the consummation of any of the Contemplated Transactions will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, alteration to, impairment in or Lien on, any Acquired Company IP; (ii) a breach of, default under, or termination of any Acquired Company IP Contract; (iii) the release, disclosure or delivery of any Acquired Company IP or Company Product by or to any escrow agent or other Person; (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Acquired Company IP or any Intellectual Property or Intellectual Property Rights of Parent or any of its Affiliates; or (v) by the terms of any Company Contract: (A) a reduction of any royalties, revenue sharing or other payments any of the Acquired Companies would otherwise be entitled to with respect to any Acquired Company IP; or (B) an increase of any royalties, revenue sharing, or other payments any of the Acquired Companies would otherwise be required to pay.

(k) No Infringement of Third Party IP Rights. No Acquired Company has ever infringed, misappropriated or otherwise violated or made unlawful use (directly, contributorily, by inducement or otherwise) of any Intellectual Property or Intellectual Property Right of any other Person. None of the Company Products or Acquired Company Software (or the manufacture, use, distribution, sale, provision, or importation thereof) or the conduct of the business of any Acquired Company infringes, violates, makes unlawful use of, or misappropriates, or has ever infringed, violated, made unlawful use of, or misappropriated, any Intellectual Property or Intellectual Property Right of any other Person. Without limiting the generality of the foregoing:

(i) (A) no infringement, misappropriation or similar claim or Legal Proceeding is pending, (B) no infringement, misappropriation or similar claim or Legal Proceeding has been threatened in writing and (C) to the Knowledge of the Company, since December 31, 2018, no infringement, misappropriation or similar claim or Legal Proceeding has been otherwise threatened against any Acquired Company or against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by any Acquired Company with respect to such claim or Legal Proceeding, and, to the Knowledge of the Company, there are no circumstances likely to give rise to any of the foregoing;

(ii) since December 31, 2018, no Acquired Company has received any notice or other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation, violation or unlawful use of any Intellectual Property or Intellectual Property Right of another Person, including any letter or other communication suggesting or offering that any Acquired Company obtain a license to any Intellectual Property or Intellectual Property Right of another Person and implying or suggesting that any Acquired Company has been or is infringing, misappropriating, violating or making unlawful use of any such Intellectual Property or Intellectual Property Right; and

(iii) no Acquired Company is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for: (A) any existing or potential Intellectual Property or Intellectual Property Right infringement, misappropriation, violation, unlawful use or similar claim; or (B) any unauthorized use or disclosure of, or breach of security with respect to, any data or information (in each case, other than indemnification provisions in the Acquired Companies’ standard forms of Acquired Company IP Contracts Made Available to Parent under Section 2.11(f)).

(l) No Harmful Code. None of the Software owned, developed (or currently being developed), used, marketed, distributed, licensed, sold or otherwise made available at any time by any Acquired Company (excluding any “off-the-shelf” third party Software that is licensed to an Acquired Company on generally available, standard commercial terms, is not distributed or made available by any Acquired Company, is not incorporated or embodied in, or used in the development, testing, distribution, delivery, maintenance or support of, any product or service of any Acquired Company, and is not otherwise material to the business of any Acquired Company) (collectively, “Acquired Company Software”) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(m) Bugs. None of the Acquired Company Software or Company Products: (i) contains any bug, virus, malware, defect, or error (including any bug, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of data) that materially and adversely affects the use, functionality, or performance of such Acquired Company Software or Company Product, or any product or system containing or used in conjunction with such Acquired Company Software or Company Product; or (ii) fails to comply in any material respect with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Acquired Company Software, Company Product or any product or system containing or used in conjunction with such Acquired Company Software or Company Product. The Company has Made Available to Parent a complete and accurate list of all known bugs, defects and errors in each version of the Acquired Company Software and Company Products.

(n) Source Materials.

(i) The source code for all Acquired Company Software has been documented in a professional manner that is consistent with customary code annotation conventions and reasonable practices in the software industry.

(ii) No Source Materials for any Acquired Company Software or Company Product has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of an Acquired Company subject to a binding, written agreement imposing on such Person confidentiality and non-use obligations with respect to such Source Materials in favor of the applicable Acquired Company that prohibit disclosure outside the Acquired Companies or use for other than the conduct of the business of the Acquired Companies.

(iii) No Acquired Company has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the Source Materials for any Acquired Company Software or Company Product to any escrow agent or other Person.

(iv) No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of any Source Materials for any Acquired Company Software or Company Product to any other Person other than an employee of an Acquired Company, in connection with such Acquired Company employee’s employment or other service relationship with the applicable Acquired Company and subject to a binding, written agreement imposing on such Person confidentiality and non-use obligations with respect to such Source Materials in favor of the applicable Acquired Company that prohibit disclosure outside the Acquired Companies or use for other than the conduct of the business of the Acquired Companies.

(o) Use of Open Source Code.

(i) Part 2.11(o)(i) of the Disclosure Schedule accurately identifies and describes: (A) each item of Open Source Code that is contained in, distributed or made available with or used in the development of any Acquired Company Software or Company Product or from which any part of any Acquired Company Software or Company Product is derived; (B) the version or versions of each such items of Open Source Code; (C) the applicable license terms for each such item of Open Source Code (including any attribution or other obligations associated with any Acquired Company’s use or distribution thereof); (D) the source or location from which the Open Source Code was acquired or downloaded; and (E) the Acquired Company Software or Company Product to which each such item of Open Source Code relates.

(ii) The Acquired Companies’ use, marketing, distribution, licensing, making available, and sale of Acquired Company Software does not violate any license terms applicable to any item of Open Source Code, and each of the Acquired Companies have all rights in each item of Open Source Code disclosed, or required to be disclosed, in Part 2.11(o)(i) of the Disclosure Schedule as needed for the Acquired Companies to conduct their business as currently conducted and currently planned by the Acquired Companies to be conducted, without violation of any license terms pertaining to such Open Source Code.

(iii) Except as expressly set forth in Part 2.11(o)(iii) of the Disclosure Schedule, no Acquired Company Software contains, is distributed or made available with, is being or was developed using, or is derived from Open Source Code that is licensed under any terms that: (A) impose or could impose a requirement or condition that any Acquired Company grant a license under or refrain from asserting or enforcing any of its Patent rights, or that any Acquired Company Software or part thereof be: (1) disclosed, distributed, or made available in source code form; (2) licensed for making modifications or derivative works; or (3) redistributable at no or nominal charge; or (B) impose or could impose any other material limitation, restriction, or condition on the right or ability of any Acquired Company to use, distribute or make available any Acquired Company Software.

(p) Privacy. Each Acquired Company and the Acquired Company Software has materially complied at all times with all of the applicable Acquired Company Privacy Policies and has complied with all applicable Legal Requirements pertaining to the collection, retention, security, use, processing, transfer or disclosure of User Data or Personal Data. Without limiting the foregoing, the collection, retention, and use of all Acquired Company Data by each Acquired Company has not violated: (i) the terms of any Acquired Company Privacy Policies; (ii) the terms of any Company Contracts with data sources and customers; or (iii) any applicable Legal Requirements. No Acquired Company has received notice from, and no Acquired Company has been subject to, enquiries by any Governmental Entity regarding non-compliance or alleged non-compliance with any Legal Requirements relating to the holding, use, processing or disclosure of User Data or Personal Data. No Person has alleged in writing that any Acquired Company has failed to comply with any Acquired Company Privacy Policy or Legal Requirement relating to the holding, use, processing or disclosure of User Data or Personal Data. Neither the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor the consummation of any of the transactions contemplated by this Agreement or any such other agreements, nor any Acquired Company’s disclosure or transfer to Parent or Parent’s possession of Acquired Company Data, will result in any violation of any Acquired Company Privacy Policy, Company Contract, or any Legal Requirement.

(q) Systems and Data; Security.

(i) All Acquired Company Systems have been properly maintained in accordance with applicable industry standards and are in good working condition. No Acquired Company has experienced within the past three years any material disruption to, or material interruption in, the conduct of its business attributable to a defect, error, or other failure or deficiency of any Acquired Company System. Each Acquired Company has taken reasonable measures to: (A) secure the confidential information of the Acquired Companies and the confidential information of each customer, Channel Partner and other Person in the Acquired Companies’ possession or control; and (B) provide for the back-up and recovery of the data and information stored or processed using Acquired Company Systems without material disruption or interruption to the conduct of the business of any Acquired Company.

(ii) Each Acquired Company has established and is, and has since August 31, 2019 been, in compliance with a written information security program that: (A) includes administrative, technical and physical safeguards that reasonably protect the security, confidentiality, and integrity of Personal Data, User Data, and any confidential or proprietary Acquired Company Data; (B) protects against unauthorized access, use, disclosure, interruption or modification to the Acquired Company Systems and Personal Data, User Data, and any confidential or proprietary Acquired Company Data; (C) identifies internal and external risks to the security of any proprietary or confidential information in its possession; (D) provides for routine assessment and audit of each Acquired Company’s data security practices, programs, and risks and (E) is in compliance with applicable Legal Requirements and applicable industry standards. Each Acquired Company has complied in all material respects with such information security program. No Acquired Company has, within the past three years, suffered or incurred a security breach or incident with respect to any Acquired Company System or Acquired Company Data. No Acquired Company is or has been required under any Contract or Legal Requirement to notify any Person of the loss or unauthorized access, use or disclosure of any Personal Data or other data or information of such Person. No breach or violation of any security program described above has occurred or has been threatened, and there has been no unauthorized or illegal use of or access to any Acquired Company System or Acquired Company Data. No Acquired Company has notified, or been required to notify, any Person of any information security breach or incident involving Personal Data.

(iii) Each Acquired Company has taken reasonable measures to secure all Company Products prior to selling, distributing, deploying or making it available and has made patches and updates to Company Products available in accordance with industry standards, to the extent that Acquired Company Software is sold as a standardized product offering (i.e., “off the shelf” products) or the Acquired Company is required to provide those patches or updates by the applicable contract. Each vulnerability identified by any such tests or scans has been fully remediated. No Company Product contains any vulnerability that is assigned a CVSS score of 7.0 or higher in the National Institute of Standards and Technology’s National Vulnerability Database.

(r) Developers. Part 2.11(r) of the Disclosure Schedule accurately identifies each Person who is or was involved in the creation or development of any material Acquired Company IP while such Person was employed or otherwise engaged to perform activities with or for or otherwise for the benefit of any Acquired Company.

2.12 Government Contracting. No Acquired Company is, or has ever been, a party to or otherwise bound by, or has, or has ever had, any obligation under, a Contract that would constitute a Company Government Contract.

2.13 Compliance; Permits.

(a) Compliance. No Acquired Company has failed to comply with or has violated any applicable Legal Requirement. No investigation or review by any Governmental Entity is pending or, to the Knowledge of the Company, has been threatened against or with respect to any Acquired Company. No event has occurred, and no condition or circumstance exists, that will or would reasonably be expected to (with or without notice or lapse of time) constitute or result in a violation by any of the Acquired Companies of, or constitute a failure on the part of any of the Acquired Companies to comply with, any applicable Legal Requirement. Since December 31, 2018, none of the Acquired Companies has received any notice or other communication from any Person regarding any actual or possible violation of, or failure to comply with, any applicable Legal Requirement.

(b) Orders. There is no Order or settlement binding upon any Acquired Company or to which any assets owned or used by any Acquired Company is subject. To the Knowledge of the Company, no Company Associate is subject to any Order that prohibits such Company Associate from engaging in or continuing any conduct, activity or practice relating to any Acquired Company’s business.

(c) Permits. Each Acquired Company holds, to the extent required by applicable Legal Requirements, all Permits from, and has made all declarations and filings with, all Governmental Entities for the operation of its business as currently conducted and as it is currently planned by the Acquired Companies to be conducted, including the sale, transport, export, import or shipment of any items or materials (whether in tangible form or otherwise) to any jurisdiction. No suspension or cancellation of any such Permit is pending or, to the Knowledge of the Company, has been threatened. Each such Permit is valid and in full force and effect, and each Acquired Company is and always has been in compliance with the terms, conditions and requirements of each such Permit. Part 2.13(c) of the Disclosure Schedule provides an accurate and complete list of all Permits held by each Acquired Company, and the Company has Made Available to Parent accurate and complete copies of all such Permits. Since December 31, 2018, no Acquired Company has received any notice or other communication from any Governmental Entity regarding: (i) any actual or possible violation of or failure to comply with any term, condition or requirement of any Permit; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Permit.

(d) Export and Import Laws and Sanctions. No Acquired Company has violated any applicable Export and Import Laws, or made a voluntary disclosure with respect to any violation of any such Legal Requirements. Each Acquired Company: (i) has been and is in compliance with all applicable Export and Import Laws; and (ii) has prepared and timely applied for all import and export licenses required under any Export and Import Laws for the conduct of its business. None of the Acquired Companies or any of their respective directors, officers, employees or agents: (A) is or has ever been a Person with whom transactions are prohibited or limited under any Legal Requirements relating to trade embargoes or sanctions, including those administered by the Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury or any other sanctions authority; or (B) has violated or made a voluntary disclosure regarding such Legal Requirements. No product, service or financing provided by any Acquired Company has been, directly or indirectly, provided to, sold to or performed for or on behalf of a national of, or Persons located in, the Crimea Region of Ukraine, Cuba, Iran, North Korea, Sudan, Syria or any other country, region or Person against which the U.S. maintains economic sanctions or an arms embargo.

(e) Export, Import and Sanctions Proceedings. No sanctions-related, export-related or import-related Legal Proceeding, investigation or inquiry is or has been pending or, to the Knowledge of the Company, threatened against any Acquired Company or any officer or director of any Acquired Company (in his or her capacity as an officer or director of any Acquired Company) by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity.

(f) No Subsidies. None of the Acquired Companies possesses, or has ever possessed, or has any rights or interests, or has ever had any rights or interests with respect to, any grants, incentives or subsidies from any Governmental Entity.

(g) Anti-Corruption and Anti-Bribery. None of the Acquired Companies, and none of their respective Affiliates, officers, directors, employees, agents, Representatives or consultants, has, and no other Person associated with or acting for or on behalf of any Acquired Company has, directly or indirectly, in connection with the conduct of any business of any Acquired Company:

(i) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any Foreign Government Official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (A) influencing any act or decision of such Foreign Government Official, candidate, party or campaign or any official of such party or campaign; (B) inducing such Foreign Government Official, candidate, party or campaign, or any official of such party or campaign, to do or omit to do any act in violation of a lawful duty; (C) obtaining or retaining business for or with any person; (D) expediting or securing the performance of official acts of a routine nature; or (E) otherwise securing any improper advantage;

(ii) paid, offered or promised to pay or offer any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature;

(iii) made, offered or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures;

(iv) established or maintained any unlawful fund of corporate monies or other properties;

(v) created or caused the creation of any false or inaccurate books and records of any Acquired Company related to any of the foregoing; or

(vi) violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., or any other applicable anti-corruption or anti-bribery law or similar Legal Requirement.

2.14 Brokers’ and Finders’ Fees. No Acquired Company has incurred, or will incur, directly or indirectly, any Liability for any brokerage or finder’s fee or agent’s commission or any similar charge in connection with this Agreement, any other Company Transaction Document or any of the Contemplated Transactions. Part 2.14 of the Disclosure Schedule identifies each Person that is or may become entitled to receive any fee or other amount from any of the Acquired Companies for professional or other services performed or to be performed in connection with the Merger or any of the other Contemplated Transactions. After the Effective Time, no Acquired Company will have any indemnification or other Liability to any Person that is identified, or is required to be identified, in Part 2.14 of the Disclosure Schedule.

2.15 Restrictions on Business Activities. There is no Company Contract pursuant to which any Acquired Company is or may become, or pursuant to which Parent or any Affiliate of Parent will be or may become after the Effective Time, subject to or purportedly subject to any restrictions or purported restrictions on selling, licensing or otherwise distributing any of its technology or products or on providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of any market.

2.16 Employment Matters.

(a) Employee List. Part 2.16(a)-1 of the Disclosure Schedule contains a list of all current employees of each of the Acquired Companies as of the date of this Agreement, and accurately sets forth with respect to each such employee: (i) their dates of hire; (ii) their positions; (iii) their employing or contracting entity; (iv) their classification as full-time, part-time or seasonal and their classification as exempt or non-exempt for purposes of the Fair Labor Standards Act and/or the applicable Legal Requirements of all jurisdictions in which the Acquired Companies maintain employees; (v) their current annual base salaries or hourly wage rates; (vi) any other compensation payable to them (including housing allowances, compensation payable pursuant to bonus or incentive plan, deferred compensation or commission arrangements or other compensation); (vii) any Permits that are held by them and that relate to or are useful in connection with the business of any Acquired Company; (viii) any promises made to any of them with respect to changes or additions to their compensation or benefits; (ix) their location of employment or service (by city, province or state, and country); (x) their annual vacation or paid time off entitlement in days and statutory holidays and any accrued and unpaid vacation pay, statutory holiday pay or paid time off entitlements as of the date of this Agreement; and (xi) leave of absence status or furlough or temporary layoff status and reason, including those related to COVID-19 layoffs or emergency disease leave, and expected date of return to active employment, if any. Part 2.16(a)-1 of the Disclosure Schedule designates each such current employee of each Acquired Company whose services for the Acquired Companies are performed exclusively or primarily in the United States (a “U.S. Employee”) and each such current employee of each Acquired Company whose services for the Acquired Companies are performed exclusively or primarily in a country other than the United States (a “Non-U.S. Employee”), and also designates the country and province in which each Non-U.S. Employee exclusively or primarily performs such services. The employment of each of the U.S. Employees is terminable by the Acquired Companies at will and without penalty or Liability, whether in respect of severance payments and benefits or otherwise, and the employment of each of the Non-U.S. Employees is terminable either at will or upon the provision and/or payment of notice or pay in lieu of notice and statutory severance payment in accordance with applicable Legal Requirements by providing valid reason for termination or contained in a written Contract that has been disclosed in writing to Parent in Part 2.16(a)-2 of the Disclosure Schedule. The Company has Made Available to Parent accurate and complete copies of all current or material employee manuals and handbooks, template offer letters, employment agreements or any other agreement providing for severance payments or other termination-related entitlements, contingent or otherwise, non-competition agreements to, non-solicitation agreements and confidentiality agreements currently in force with, any Company Associate (and any material variances therefrom), disclosure materials, policy statements and other materials relating to the employment of any Company Associate. There are no unwritten policies or customs that, by extension, could entitle any Company Associate to material benefits in addition to those to which such Company Associate is entitled pursuant to any Employee Benefit Plan or applicable Legal Requirements (including unwritten customs concerning the payment of common law notice or statutory severance pay or termination pay when it is not legally required by applicable Legal Requirements). All post-termination covenants provided in favor of any of the Acquired Companies are valid and enforceable in accordance with their terms.

(b) No Termination. No Key Employee has provided notice of, or to the Knowledge of the Company, has otherwise expressed, his or her intention to terminate employment with any Acquired Company.

(c) Employee Claims. No Person has claimed or has reason to claim that any Company Associate or other Person affiliated or associated with any Acquired Company: (i) is in violation of any term of any employment Contract, patent disclosure agreement, noncompetition agreement, nonsolicitation agreement, confidentiality agreement or any restrictive covenant with such Person; (ii) has disclosed or utilized any Trade Secret or proprietary information or documentation of such Person; or (iii) has interfered in the employment relationship between such Person and any of its present or former employees. To the Knowledge of the Company, no Company Associate has used or proposed to use any Trade Secret, information or documentation proprietary to any former employer or other Person for whom such individual performed services or violated any confidential relationship with any Person in connection with the development, manufacture or sale of any product or proposed product, or the development or sale of any service or proposed service, of any Acquired Company. Each Company Associate has successfully passed all material industry standard background checks and all other material verification reviews required, expressly or impliedly, by any Company Contract or applicable industry standard, certification or accreditation requirement, or other license, registration or membership requirements that are required for such Company Associate to perform services for the applicable Acquired Company.

(d) Labor Unions. None of the employees of any Acquired Company is or, while employed by any Acquired Company, has ever been represented by a labor union, works council or other employee representative body, and there are no organizing, election or other activities pending or threatened by or on behalf of any union, works council, employee representative or other labor organization or group of employees with respect to any Company Associate. No Acquired Company is or has ever been subject to, bound by, or a party to, and has no duty to bargain for, any collective bargaining, works council, voluntary recognition, labor or similar agreement with respect to any of its employees, and no such agreement is currently under negotiation. There are no outstanding, pending, or to the Knowledge of the Company, threatened labor disputes, strikes, work stoppages, boycotts, lockouts, slowdowns, picketing, successor and/or related employer application or other labor trouble, with regard to any Acquired Company. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that might directly or indirectly give rise to or provide a basis for the commencement of any such labor dispute, strike, work stoppage, boycott, lockout, slowdown, picketing, successor and/or related employer application or other labor trouble. No Acquired Company has ever agreed to recognize any labor union, works council or other collective bargaining representative, nor has any labor union, works council or other collective bargaining representative been certified as the exclusive bargaining representative of any employee of any Acquired Company. There is no challenge regarding representation as to any labor union, works council or other collective bargaining representative with respect to any employee of any Acquired Company, and no labor union, works council or other collective bargaining representative claims to or is seeking to represent any employee of any Acquired Company. No Acquired Company has ever entered into any Contract with any trade union, labor union, works council, employee association or other employee representative body or any number or category of its employees that would prevent, restrict or impede the implementation of any lay off, redundancy, severance or similar program within its or their respective workforces (or any part of them).

(e) Legal Compliance. No Acquired Company and, to the Knowledge of the Company, no Company Associate or other Representative of any Acquired Company, has committed or engaged in any unfair labor practice in connection with the conduct of the business of any of the Acquired Companies. No Legal Proceeding, claim, charge or complaint relating to any Employment Legal Requirement involving any Company Associate is or has ever been pending or, to the Knowledge of the Company, has been threatened or is reasonably anticipated. Each Acquired Company is and has at all times been in compliance with all applicable Employment Legal Requirements. No Acquired Company has ever failed to make, and is not otherwise delinquent in, any payment to any Company Associates for any wages, salary, overtime pay, statutory holiday pay, vacation pay, commission, bonus, benefit or other compensation for any services or otherwise arising under any policy, practice, contract, plan, program or Legal Requirement. No Acquired Company has or ever had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, worker’s compensation, social security or other benefits or obligations (other than routine payments to be made in the ordinary course of business consistent with past practice). No Acquired Company is or has ever been the subject of any audit or investigation by any Governmental Entity with respect to any of its employment policies or practices and no Acquired Company is a party to, or is otherwise bound by, any decision, consent decree with, or any citation or other Order by, any Governmental Entity or any settlements relating to any employee or employment practice. No Company Associate has suffered a fatality or critical injury in the workplace in the last three years. Each current employee and independent contractor of each Acquired Company is lawfully authorized to work in all the jurisdictions in which he or she is employed or provides services for any Acquired Company according to applicable Legal Requirements. Each Acquired Company has always been in compliance with the requirements of all applicable immigration Legal Requirements, including the Immigration Reform Control Act of 1986, and each employee who requires permission and/or authorization to work in the jurisdiction in which they carry out their employment had at the time of hire current and appropriate permission and/or authorization to work in that jurisdiction.

(f) WARN Act, Notice and Consultation. No Acquired Company has taken any action that has imposed or would reasonably be expected to impose any obligation or other Liability upon any Acquired Company, Parent or any of Parent’s Affiliates under the Worker Adjustment and Retraining Notification Act (29 U.S.C. § 2101) or any similar state, local or foreign Legal Requirement (collectively, the “WARN Act”). No furlough or termination prior to the Closing will or would reasonably be expected to trigger any notice or other obligations under the WARN Act. Neither any Acquired Company nor Parent or any of its Affiliates has or will become subject to any obligation under any applicable Legal Requirements or otherwise to notify or consult with, prior to or after the Effective Time, any employee, labor organization, works council, union, Governmental Entity or other Person with respect to the impact of the Contemplated Transactions on the employment of any of the Company Associates or the compensation or benefits provided to any of the Company Associates. No Acquired Company is a party to any Contract or arrangement or is subject to any requirement that in any manner restricts any Acquired Company from relocating, consolidating, merging or closing any portion of the business of any of the Acquired Companies.

(g) Independent Contractor. Part 2.16(g) of the Disclosure Schedule accurately sets forth, with respect to each individual who is an independent contractor of any Acquired Company as of the date of this Agreement or has provided services as an independent contractor since December 31, 2018:

(i) the name of such independent contractor, location of service (by city, province or state and country of engagement), the Acquired Company that has engaged such independent contractor and the date as of which such independent contractor was originally engaged by such Acquired Company;

(ii) a description of such independent contractor’s performance services and duties;

(iii) the aggregate dollar amount of the compensation (including all payments or benefits of any type) received by such independent contractor from such Acquired Company with respect to services performed in the fiscal years ended December 31, 2019, December 31, 2020 and December 31, 2021;

(iv) the terms of compensation of such independent contractor;

(v) any authorization by any Governmental Entity that is held by such independent contractor and that relates to or is useful in connection with the business of any Acquired Company;

(vi) whether such independent contractor is subject to a written Contract or is engaged through an agency or on a contingency basis; and

(vii) the notice required for termination, if any.

Accurate and complete copies of all Contracts with independent contractors identified in Part 2.16(g) of the Disclosure Schedule have been Made Available to Parent. The engagement of each current individual independent contractor is subject to termination for any reason upon not more than 30 days’ prior written notice.

(h) Misclassification. No current or former independent contractor of any Acquired Company is or has been a misclassified employee under any applicable Legal Requirement, and no Acquired Company has received any notice or other communication from any Person disputing such classification. No independent contractor is eligible to participate in any Company Benefit Plan (other than a Stock Plan). No Acquired Company has ever had any temporary or leased employees or individuals employed through a professional employer organization that were not treated and accounted for in all respects as employees of such Acquired Company. All of the current and former employees of the Acquired Companies are and have at all times been correctly classified as either exempt or non-exempt employees under the Fair Labor Standards Act and all other applicable Legal Requirements of all jurisdictions in which the Acquired Companies maintain employment relationships or where employees provide services to any Acquired Company. Each Acquired Company maintains accurate and complete records of all overtime hours worked by each employee eligible for overtime compensation and compensates all employees in accordance with the requirements of the Fair Labor Standards Act and the applicable Legal Requirements of all jurisdictions in which the Acquired Companies maintain employees.

(i) Sexual Misconduct Claims. No allegation, complaint, charge or claim (formal or otherwise) of sexual harassment, sexual assault, sexual misconduct, sex or gender discrimination or similar behavior (a “Sexual Misconduct Allegation”) has been made against any Person who is or was an officer, director, manager or supervisory-level employee of any Acquired Company in such Person’s capacity as such or, to the Knowledge of the Company, in any other capacity. No Acquired Company has entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement, non-disclosure agreement, or any Contract or provision similar to any of the foregoing relating directly or indirectly to any Sexual Misconduct Allegation against any Acquired Company or any Person who is or was an officer, director, manager, employee or independent contractor of any Acquired Company.

(j) COVID-19 Compliance. Since March 1, 2020, as related to the COVID-19 pandemic, none of the Acquired Companies has taken any material adverse action with respect to the Company Associates, including implementing workforce reductions, terminations, furloughs, leaves of absence or temporary layoffs, or material changes to employee compensation, benefits or working schedules, or changes to Employee Benefit Plans, under any COVID-19 Law. As of the date of this Agreement, none of the Acquired Companies anticipate taking any of the foregoing actions. Since March 1, 2020, as related to the COVID-19 pandemic, each of the Acquired Companies has complied in all material respects with all applicable Employment Legal Requirements related to the COVID-19 pandemic.

2.17 Employee Benefit Plans.

(a) Employee Benefit Plans. Part 2.17(a) of the Disclosure Schedule: (i) lists each Employee Benefit Plan: (A) that any Acquired Company maintains; (B) to which any Acquired Company contributes (or to which any Acquired Company is required to contribute); (C) with respect to which any Acquired Company is a participating employer and in which any Company Associate participates or is owed benefits; or (D) for which an obligation or other Liability of any Acquired Company or any of their ERISA Affiliates exists or could exist (collectively, the “Company Benefit Plans”); and (ii) specifies, with respect to each Company Benefit Plan, whether it provides compensation or benefits exclusively or primarily to U.S. Employees (a “U.S. Benefit Plan”) or exclusively or primarily to non-U.S. Employees (a “Non-U.S. Benefit Plan”). With respect to each Company Benefit Plan, the Company has Made Available to Parent, to the extent applicable, accurate, current and complete copies of all plan documents together with any amendments thereto for each written Company Benefit Plan, a written summary of the material terms of each unwritten Company Benefit Plan, the summary plan description and all material modifications thereto (or any written summary provided to participants with respect to any plan for which no summary plan description exists), the most recent determination letter (or advisory or opinion letter) received from the U.S. Internal Revenue Service (the “IRS”) or the Canada Revenue Agency, the most recent actuarial report, copies of the three most recently filed Form 5500 Annual Reports including all schedules and other attachments thereto, all related trust agreements, insurance contracts or other funding arrangements associated with such Company Benefit Plan and all material notices to or from the IRS, the Pension Benefit Guaranty Corporation, the U.S. Department of Labor or any other applicable Governmental Entity relating to such Company Benefit Plan.

(b) Pension Plans. None of the Acquired Companies and none of their ERISA Affiliates has in the last six years contributed or has been obligated to contribute to, or has had any Liability in respect of, any: (i) “employee pension benefit plan” as defined in Section 3(2) of ERISA, subject to Title IV of ERISA or Section 412 of the Code, including any “multiemployer plan” as defined in Section 3(37) of ERISA or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (ii) “voluntary employees’ beneficiary association” (as defined in Section 501(c)(9) of the Code); (iii) a “multiple employer plan” (as described in Section 413(c) of the Code); (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40)(A) of ERISA); or (v) a similar Non-U.S. Benefit Plan. None of the Company Benefit Plans provide for, or otherwise obligate any Acquired Company to provide Company Associates (or their eligible beneficiaries) with post-employment life or health insurance benefits or coverage, except as may be required under Section 4980B of the Code or other similar state statute of a state of the United States, or provincial statute in Canada, and at the sole expense of the participant or the participant’s beneficiary.

(c) Compliance with Employment Laws. Each Company Benefit Plan (and each related trust, insurance contract or fund) has been administered, funded and operated in accordance with the terms of the applicable controlling documents and with the applicable provisions of ERISA, the applicable provisions of the Code and all other applicable Legal Requirements.

(d) Subtitle B. All required reports, descriptions and disclosures have been filed or distributed appropriately and in accordance with applicable Legal Requirements with respect to each Company Benefit Plan. The requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the Code have been met in all material respects with respect to each U.S. Benefit Plan that is a group health plan subject to ERISA.

(e) Contributions. All contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been timely paid to each Company Benefit Plan (or related trust or held in the general assets of the Acquired Companies and accrued, as appropriate), and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each Company Benefit Plan (or related trust) or accrued in accordance with GAAP or other local law accounting requirements. All premiums or other payments for all periods ending on or before the Closing Date have been timely paid with respect to each Company Benefit Plan that is an Employee Welfare Benefit Plan.

(f) Qualified Plans. Each U.S. Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code meets such requirements and has either received or applied for (or has time remaining to apply for) a favorable determination letter (or, in the case of a prototype plan, an opinion or advisory letter) from the IRS within the applicable remedial amendment periods. No such determination, advisory or opinion letter has been revoked, no Governmental Entity has threatened to revoke any such determination, advisory or opinion letter, and nothing has occurred with respect to the operation of any such U.S. Benefit Plan that could reasonably be expected to give rise to any such revocation.

(g) No Commitments. None of the Acquired Companies, any ERISA Affiliate or, to the Knowledge of the Company, any employee or Representative of any Acquired Company or any ERISA Affiliate, has made any oral or written representation or commitment with respect to any aspect of any Company Benefit Plan that is not in accordance with the written or otherwise preexisting terms and provisions of such Company Benefit Plan.

(h) No Claims. There are no unresolved claims, proceedings, audits, investigations or other Legal Proceedings, or disputes, under the terms of, or otherwise relating to or in connection with, any Company Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced, or, to the Knowledge of the Company, will or would reasonably be expected to be commenced, with respect to any such claim, proceeding, audit, investigation, Legal Proceeding or dispute.

(i) No Prohibited Transactions. With respect to each Company Benefit Plan:

(i) there have been no “prohibited transactions” with respect to any such Company Benefit Plan that would subject any Acquired Company to a Tax or penalty imposed pursuant to Section 4975 of the Code or Section 502(c), (i) or (l) of ERISA; and

(ii) no Acquired Company (by way of indemnification, directly or otherwise) has and, to the Knowledge of the Company, no fiduciary has or has ever had, any Liability for breach of fiduciary duty or any failure to act or comply in connection with the administration or investment of the assets of such Company Benefit Plan.

(j) Effects of Transaction. Neither the execution and delivery of this Agreement or any other Company Transaction Document nor the consummation of any of the Contemplated Transactions could (alone or in combination with one or more events or circumstances): (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Company Associate; (ii) increase any compensation or benefits otherwise payable by any Acquired Company to any Company Associate; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or benefits under any Company Benefit Plan; (iv) require any contributions or payments to fund any obligations under any Company Benefit Plan; or (v) create any limitation or restriction on the right of any Acquired Company, the Surviving Corporation or Parent to merge, amend or terminate any Company Benefit Plan. No Acquired Company has paid or provided, or is or will be required to pay or provide, any amount or benefit under any bonus, severance, change of control, retention or other similar plan, Contract or arrangement as a result of or in connection with the Merger or any of the other Contemplated Transactions.

(k) Employer Security. No U.S. Benefit Plan that is qualified under the Code is funded with or allows for payments, investments or distributions in any employer security of any Acquired Company, including any “employer security” as defined in Section 407(d)(1) of ERISA or any “employer real property” as defined in Section 407(d)(2) or ERISA.

(l) 409A. Each Company Benefit Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance thereunder. No Acquired Company is a party to, or otherwise obligated under, any Contract, plan or arrangement that provides for a “gross-up,” make-whole or similar payment in respect of any Tax that may become payable under Section 409A or Section 4999 of the Code.

(m) Foreign Plans. Without limiting the generality of the other provisions of this Section 2.17, each Non-U.S. Benefit Plan that, under applicable Legal Requirements, is required to be registered or approved by a Governmental Entity, has been so registered or approved and has been maintained in good standing with all applicable Governmental Entities, and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Non-U.S. Benefit Plan that would reasonably be expected to adversely affect any such approval or good standing. Each Non-U.S. Benefit Plan that that is intended to qualify for special Tax treatment meets all requirements for such treatment. All contributions to, and material payments from, each Non-U.S. Benefit Plan under the terms of such plan or applicable Legal Requirements have been timely made, and all contributions for any period ending on or before the Closing Date that are not yet due have been accrued in accordance with country-specific accounting practices. Each Non-U.S. Benefit Plan that, under applicable Legal Requirements, is required to be funded, is either: (i) funded in accordance therewith and to an extent sufficient to provide for accrued benefit obligations with respect to all Company Associates (including U.S. Employees); or (ii) is fully insured, in each case based upon generally accepted local accounting and actuarial practice and procedure.

2.18 Environmental Matters.

(a) Compliance. Each Acquired Company is and has at all times been in compliance with all Environmental Laws, and no Legal Proceeding, complaint, demand or notice has been made, given, filed or commenced (or, to the Knowledge of the Company, has been threatened) by any Person against any Acquired Company alleging any failure to comply with any Environmental Law or seeking contribution towards, or participation in, any remediation of any contamination of any property or thing with Hazardous Materials. Each Acquired Company has obtained, and is and has at all times been in compliance with all of the terms and conditions of, all Permits that are required under any Environmental Law and has at all times complied with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables that are contained in any applicable Environmental Law. The Company has Made Available to Parent accurate and complete copies of all internal and external environmental audits and studies in its possession or control, if any, relating to any Acquired Company or its operations and all correspondence on substantial environmental matters relating to any Acquired Company or its operations.

(b) No Remedial Action. No circumstance or physical condition exists on or under any property that may have been caused by or impacted by the operations or activities of any Acquired Company and that will or could give rise to: (i) any investigative, remedial or other obligation under any Environmental Law; (ii) any Liability on the part of any Acquired Company to any Person; or (iii) any claim of damage to Person or property against any Acquired Company.

(c) No Hazardous Materials. All properties and equipment used in the business of any Acquired Company are and have always been free of Hazardous Materials, except for any Hazardous Materials in small quantities found in products used by the Company for office or janitorial purposes in compliance with Environmental Law.

(d) Audits and Studies. Each Acquired Company has Made Available to Parent accurate and complete copies of: (i) all internal and external environmental audits and studies in its possession or control, if any, relating to any Acquired Company or its operations; and (ii) all correspondence on substantial environmental matters relating to any Acquired Company or its operations.

2.19 Material Contracts.

(a) List. Part 2.19(a) of the Disclosure Schedule identifies each Material Contract (categorized by the applicable section and subsection of the definition of “Material Contract” to which it relates), and sets forth the names of the parties to such Material Contract, the date of such Material Contract and the date of each amendment to such Material Contract. There are no Material Contracts, other than the Contracts identified on Part 2.19(a) of the Disclosure Schedule.

(b) Enforceability; No Breach. All Material Contracts are in full force and effect. All Material Contracts are valid and enforceable by and against each of the parties thereto, in accordance with their terms, subject only to the Enforceability Exception. No Acquired Company, and, to the Knowledge of the Company, no other party, is in default under or in breach of any Company Contract. No payments or other obligations of any Acquired Company are past due under any Company Contract. No event has occurred, and no circumstance or condition exists, that, with notice, the passage of time or both, could reasonably be expected to: (i) constitute a default under or result in a violation or breach of any of the provisions of any Company Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Company Contract; (iii) give any Person the right to accelerate the maturity or performance of any Company Contract; or (iv) give any Person the right to cancel, terminate or modify any Company Contract or cause the breach of any Company Contract by any Person. No party to any Material Contract has exercised or purported or threatened to exercise any termination right with respect to any Material Contract. No Acquired Company has received any notice of a default, an alleged failure to perform or an offset or counterclaim with respect to any Company Contract that has not been fully remedied and withdrawn. The consummation of the Contemplated Transactions will not affect the enforceability against any Person of any Material Contract.

(c) Delivery of Contracts. The Company has Made Available to Parent accurate and complete copies of all Material Contracts, including all amendments, terminations and modifications thereof. Part 2.19(c) of the Disclosure Schedule provides an accurate and complete description of the material terms of each Material Contract that is not in written form.

(d) Proposed Contracts. Part 2.19(d) of the Disclosure Schedule identifies and provides a brief description of each proposed Contract as to which any offer, award, counterpart, written proposal, term sheet or similar document (that would contain or give rise to any binding obligation of any Acquired Company if accepted by the recipient) has been submitted or otherwise transmitted by any Acquired Company.

(e) Reseller Contracts. There is no Company Contract involving a reseller, distributor, sales representative or other Person involved in the marketing, sale or solicitation of orders for any Company Product (a “Channel Partner”) that, if terminated by an Acquired Company or not renewed, in each case in accordance with the terms of such Company Contract, would result in any Liability, penalty or payment to any Person in excess of such Acquired Company’s obligations under the express terms of such Company Contract.

2.20 Insurance. The Company has Made Available to Parent copies of each insurance policy (including policies providing property insurance, casualty insurance, directors and officers liability insurance, professional liability insurance, errors and omissions insurance, or workers’ compensation coverage and bond and surety arrangements) with respect to which any Acquired Company has been a party, a named insured or otherwise the beneficiary of coverage at any time during the past three years. Each of such insurance policies (other than any that have expired and been replaced by substantially comparable coverage, in which case, such comparable policy) is legal, valid, binding, enforceable and in full force and effect, and will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms immediately following consummation of the Contemplated Transactions. No Acquired Company, and to the Knowledge of the Company, no other Person, is in breach or default under any such insurance policy (including with respect to the payment of premiums or the giving of notices), and to the Knowledge of the Company, no event has occurred and no circumstance or condition exists that, with notice or the lapse of time or both, would constitute such a breach or default under, or permit the termination or modification of, any such insurance policy. To the Knowledge of the Company, no party to any such insurance policy has repudiated any provision thereof. The information in the application for each of such insurance policies was accurate and complete at the time such application was submitted, and each Acquired Company has complied with any obligation to update the information in each such application. There are no self-insurance arrangements affecting any Acquired Company.

2.21 Transactions with Related Parties. No Related Party: (a) has or has had any interest in any material asset used in or otherwise relating to the business of any of the Acquired Companies; or (b) is or has been indebted to any Acquired Company, and no Acquired Company is indebted (or has committed to make any loan or extend or guarantee credit) to any Related Party. To the Knowledge of the Company, no Related Party has any direct or indirect ownership interest in or relationship with: (i) any Person with which any Acquired Company is affiliated or with which any Acquired Company has a business relationship; or (ii) any Person that competes with any Acquired Company (other than the ownership of less than 5% of the outstanding publicly traded stock in publicly traded companies that may compete with the Acquired Companies). Other than (i) standard employee benefit plans generally made available to all employees, (ii) standard director and officer indemnification agreements Made Available to Parent, and (iii) the purchase of shares of the Company’s Capital Stock and the issuance of Company Equity Awards, to the Knowledge of the Company, no Related Party is or has been, directly or indirectly, a party to or otherwise interested in any Company Contract. No member of the board of directors (or other similar body) of any of the Acquired Companies has ever had a conflict of interest with respect to the Acquired Companies.

2.22 Books and Records. The minute books of each Acquired Company contain complete and accurate records of all meetings and other corporate actions and proceedings of the stockholders and board of directors (including committees thereof) of such Acquired Company. The stock ledger of each Acquired Company is accurate and complete, and reflects all issuances, transfers, repurchases and cancellations of shares of capital stock of such Acquired Company. Accurate and complete copies of the minute books and the stock ledger of each Acquired Company have been Made Available to Parent.

2.23 Absence of Changes.

(a) No Material Adverse Effect. Since the Balance Sheet Date, there has not been any Material Adverse Effect, and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, will or would reasonably be expected to have or result in a Material Adverse Effect. Since the Balance Sheet Date, each Acquired Company has conducted its business only in the ordinary course and consistent with past practices, and each Acquired Company has:

(i) used reasonable efforts to: (A) preserve intact its present business organization; (B) keep available the services of its present officers, managerial personnel and key employees and independent contractors; (C) preserve its relationships with customers, suppliers, landlords, creditors and others having business relationships with it; and (D) maintain its assets in their current condition, except for ordinary wear and tear;

(ii) repaired, maintained or replaced its equipment in accordance with the normal standards of maintenance applicable in the industry in which it operates;

(iii) paid all Indebtedness and other accounts payable as they became due; and

(iv) prepared and filed or caused to be prepared and filed any Tax Returns that were required to be filed on or prior to the date of this Agreement and paid all Taxes due with respect to such Tax Returns within the time and in the manner required by applicable Legal Requirements.

(b) Operational Matters. Since the Balance Sheet Date, no Acquired Company has:

(i) amended or terminated any Material Contract or received any notice or other communication that any other Person has or intends to take any such action;

(ii) transferred, granted any license or sublicense of any rights under or with respect to any of its Intellectual Property, other than in the ordinary course of business consistent with past practice;

(iii) adopted, terminated or amended any Company Benefit Plan, made any contribution to any Company Benefit Plan (other than regularly scheduled contributions), except as required to comply with applicable Legal Requirements, increased the compensation or benefits of any Company Associate, made or committed to make any grants of equity or equity-based compensation or granted any new right to severance or termination pay to any Company Associate;

(iv) made any oral or written representation or commitment with respect to any aspect of any Company Benefit Plan that is not in accordance with the existing written terms and provision of such Company Benefit Plan;

(v) terminated the employment of any employee, other than in the ordinary course of business consistent with past practice;

(vi) acquired (including by merger, consolidation or the acquisition of any equity interest or assets), leased or licensed or disposed of or sold (whether by merger, consolidation or the sale of an equity interest or assets) any assets, except for fair consideration in the ordinary course of business and consistent with past practice;

(vii) acquired (including by merger, consolidation or the acquisition of any equity interest or assets) or sold (whether by merger, consolidation or the sale of an equity interest or assets), leased or disposed of any assets (whether or not on the ordinary course of business or consistent with past practice) having a fair market value in excess of $25,000 individually or $50,000 in the aggregate;

(viii) mortgaged, pledged or subjected to any Lien any of its assets;

(ix) made any loans, advances or capital contributions to, or investment in, any other Person, other than loans or investments by any Acquired Company to or in any other Acquired Company;

(x) entered into any joint venture, strategic partnership or alliance;

(xi) (A) changed any of its practices or procedures with respect to the collection of accounts receivable or the payment of accounts payable; (B) offered to discount the amount of any account receivable; (C) extended any incentive (whether to an account debtor, an account creditor or any employee or third party responsible for the collection of receivables or the payment of payables) with respect to any account receivable or account payable or the payment or collection thereof; or (D) taken or omitted to take any other action with the intent or effect of accelerating the collection of receivables or delaying the payment of payables;

(xii) (A) declared or paid any dividend; (B) set aside assets for any dividend or otherwise; (C) declared or made any other distribution with respect to any of its capital stock; or (D) purchased, redeemed or acquired any shares of capital stock or other securities of any Acquired Company, except repurchases of shares in connection with the termination of the service relationship with any employee;

(xiii) incurred any Indebtedness;

(xiv) cancelled, compromised, waived or released any right or claim other than immaterial rights or claims in the ordinary course of business;

(xv) (A) paid, discharged or satisfied any claim or Liability, other than immaterial Liabilities arising in the ordinary course of business; or (B) cancelled, compromised, waived or released any right or claim, other than immaterial rights or claims in the ordinary course of business;

(xvi) incurred or committed to incur any capital expenditures, capital additions or capital improvements, other than budgeted capital expenditures made in the ordinary course of business consistent with past practice;

(xvii) (A) made, changed or rescinded any election relating to Taxes; (B) settled or compromised any claim, controversy or Legal Proceeding relating to Taxes; (C) except as required by applicable Legal Requirements, made any change to (or made a request to any Taxing Authority to change) any of its methods, policies or practices of Tax accounting or methods of reporting income or deductions for Tax purposes; (D) amended, refiled or otherwise revised any previously filed Tax Return, or foregone the right to any amount of refund or rebate of a previously paid Tax; (E) entered into or terminated any agreements with a Taxing Authority; (F) prepared any Tax Return in a manner inconsistent with past practices; (G) consented to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes; (H) entered into a Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement; (I) granted any power of attorney relating to Tax matters; or (J) requested a ruling with respect to Taxes;

(xviii) changed any of its methods of accounting or accounting practices in any material respect;

(xix) (A) permitted the acceleration of vesting of any Option under: (1) any provision of any Stock Plan; (2) any provision of any Contract evidencing any outstanding Option; or (3) any other Contract or arrangement relating to compensation, benefits or the provision of services to or for the benefit of an Acquired Company; or (B) entered into any Contract or other arrangement providing for the acceleration of vesting of any Option under: (1) any provision of any Stock Plan; (2) any provision of any Contract evidencing any outstanding Option; or (3) any other Contract or arrangement relating to compensation, benefits or the provision of services to or for the benefit of an Acquired Company; or

(xx) authorized, approved, agreed to, made or offered to make any commitment, orally or in writing, to take any actions prohibited by this Section 2.23.

2.24 Product and Service Warranties. Each Company Product is and has been in conformity with all applicable specifications, contractual commitments (including service level requirements), express and implied warranties and Legal Requirements, and no Acquired Company has any Liability (and, to the Knowledge of the Company, there is no basis for any present or future Legal Proceeding, charge, complaint, claim or demand against any Acquired Company giving rise to any Liability) for any breach or violation thereof or other damages in connection therewith (including any obligation to replace or repair any such product or re-perform any such service), subject only to the applicable reserve set forth in the Interim Balance Sheet. No Company Product is subject to any guaranty, warranty or indemnity beyond the applicable standard terms and conditions of sale, license or lease. Part 2.24 of the Disclosure Schedule includes copies of the standard terms and conditions of sale, license or lease for each Acquired Company (containing applicable guaranty, warranty and indemnity provisions).

2.25 Suppliers and Major Customers.

(a) List of Major Customers and Major Suppliers. Part 2.25(a) of the Disclosure Schedule sets forth an accurate and complete list of each supplier of goods or services to any Acquired Company to which the Acquired Companies collectively paid in the aggregate more than $200,000 for the 18 months ended September 30, 2022, or that is a fabrication facility or sole source supplier of any component of, or service used in the manufacture of, any Company Product (collectively, the “Major Suppliers”), together with the amount paid to each Major Supplier during such period. Part 2.25(a) of the Disclosure Schedule also sets forth an accurate and complete list of each customer of any Acquired Company that generated in the aggregate more than $100,000 in collections and accounts receivable for the Acquired Companies for the 18 months ended September 30, 2022 (the “Major Customers”).

(b) Absence of Termination/Reduction. Since December 31, 2018, no Major Supplier or Major Customer has terminated its relationship with any Acquired Company or materially increased, reduced or otherwise changed the pricing, terms or volume of its business with any Acquired Company.  No Acquired Company is engaged in any material dispute with any Major Supplier or Major Customer, no event or circumstance exists that will, or could reasonably be expected to, result in a material dispute with any Major Supplier or Major Customer, and, to the Knowledge of the Company, no Major Supplier or Major Customer intends (or has threatened) to terminate, limit or reduce its business relations with any Acquired Company, or materially increase, reduce, or otherwise change the pricing, terms or volume of its business with any Acquired Company. To the Knowledge of the Company, the consummation of the Contemplated Transactions will not, and could not reasonably be expected to, have an adverse effect on the business relationship of any Acquired Company with any Major Supplier or Major Customer.

2.26 Vote Required. The affirmative vote or written consent of the holders of a majority of the outstanding shares of Capital Stock (voting together as a single class on an as-converted to Common Stock basis) are the only votes or consents necessary (under the Company’s Charter Documents, the DGCL or otherwise) for the adoption of this Agreement and the approval of the Contemplated Transactions (such votes or consents being referred to as the “Required Stockholder Vote”). All actions relating to the solicitation and obtaining of written consents from holders of Capital Stock with respect to the Merger have been and will be taken in compliance with all applicable Legal Requirements and in accordance with the fiduciary duties of the Company’s directors. The Major Stockholders collectively hold sufficient Capital Stock to provide the Required Stockholder Vote.

2.27 Third Party Acquisition Proposals. Each Acquired Company has ceased any and all activities, discussions or negotiations with any Person (other than Parent) with respect to any Acquisition Transaction. The Company has complied in all respects with its obligations under, and has not breached in any respect, the exclusivity letter agreement dated December 3, 2022 by and between Parent and the Company.

2.28 Full Disclosure.

(a) Disclosures. This Agreement (including the Disclosure Schedule) does not, and the Company Closing Certificate and the Merger Consideration Spreadsheet Certificate will not: (i) contain any representation or warranty that is false or misleading with respect to any material fact; or (ii) omit to state any material fact necessary in order to make the representations or warranties contained and to be contained herein and therein (in the light of the circumstances under which such representations or warranties were or will be made or provided) not false or misleading.

(b) Information Statement. The information supplied by the Acquired Companies for inclusion in the Information Statement will not, as of the date of the Information Statement: (i) contain any statement that is inaccurate or misleading with respect to any material fact; or (ii) omit to state any material fact necessary in order to make such information (in the light of circumstances under which it is provided) not false or misleading. The Information Statement shall comply with all applicable Legal Requirements.

3. Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Standing. Each of Parent and Merger Sub is a corporation validly existing and in good standing under the laws of its jurisdiction of incorporation.

3.2 Authority and Due Execution.

(a) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and any other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby or thereby. The execution and delivery by Parent or Merger Sub of this Agreement and the other Transaction Documents to which Parent or Merger Sub is a party and the consummation by Parent or Merger Sub of the transactions contemplated hereby or thereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and, except for the affirmative vote or written consent by Parent as sole stockholder of Merger Sub to adopt this Agreement, no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement and such other Transaction Documents by Parent or Merger Sub or to consummate the transactions contemplated hereby or thereby.

(b) Due Execution. This Agreement has been, and, upon execution and delivery, each other Transaction Document to which either Parent or Merger Sub is a party will be, duly executed and delivered by Parent or Merger Sub and constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of Parent or Merger Sub enforceable against Parent or Merger Sub in accordance with its terms, subject only to the Enforceability Exception.

3.3 Non-Contravention. The execution and delivery by Parent and Merger Sub of this Agreement and each other Transaction Document to which Parent or Merger Sub is a party do not, and the consummation of the Merger by Merger Sub will not: (a) conflict with or violate Parent’s or Merger Sub’s Charter Documents; or (b) conflict with or violate any laws applicable to Parent or Merger Sub, except, in each case, as would not have a material adverse effect on Merger Sub’s ability to consummate the Merger and Parent’s ability to perform its obligations under this Agreement.

3.4 Parent Shares. Parent has reserved a sufficient number of shares of Parent Common Stock in order to fulfill its obligations hereunder. All shares of Parent Common Stock which may be issued pursuant to this Agreement will be, when issued in accordance with the terms of this Agreement for the consideration expressed herein, duly authorized and validly issued, fully paid and nonassessable, and will be free of restrictions on transfer other than restrictions set forth herein, the Registration Rights and Lock-up Agreement, under Parent’s bylaws or under the Securities Act and any other applicable Legal Requirement.

4. Certain Covenants of the Company

4.1 Access and Investigation.

(a) During the period commencing on the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 8 and the Effective Time (the “Pre-Closing Period”), the Company shall, and shall cause its Representatives and each of the Acquired Companies and their respective Representatives to: (i) promptly upon request, provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Acquired Companies’ Representatives, personnel and assets and to all books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies; and (ii) promptly upon request, provide Parent and Parent’s Representatives with copies of such books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies, and with such additional financial, operating and other data and other information regarding the Acquired Companies, as Parent may reasonably request.

(b) During the Pre-Closing Period, Parent and its Representatives may make inquiries of Persons having business relationships with the Acquired Companies (including suppliers, Channel Partners, licensors and customers), and the Company shall ensure that each Acquired Company and its Representatives facilitate (and cooperate fully with Parent in connection with) such inquiries.

(c) The Company shall deliver to Parent, as soon as practicable and in any event within 30 days after the end of each monthly accounting period that ends during the Pre-Closing Period, unaudited consolidated financial statements of the Acquired Companies (consisting of consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of convertible preferred stock and stockholders’ equity and consolidated statements of cash flows) as of the end of and for such monthly accounting period, prepared in accordance with the Accounting Principles consistently applied throughout the periods covered (the “Pre-Closing Financial Statements”). The Company shall, and shall direct its auditors to (a) continue to provide Parent and its advisors such access to the Acquired Company’s financial information used in the preparation of Parent’s audited financial statements and (b) cooperate with any reviews performed by Parent or its advisors of any such financial statements or information, in each case to the extent necessary to allow Parent to reasonably review such information being provided hereunder, including, to the extent necessary for the preparation of customary pro forma financial statements.

4.2 Operation of the Business of the Company. During the Pre-Closing Period, the Company shall ensure that, except as specifically disclosed in Part 4.2 of the Disclosure Schedule:

(a) each Acquired Company shall conduct its business and operations in the ordinary course and in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement;

(b) each Acquired Company shall use its reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, employees and other Persons having business relationships with the Acquired Companies;

(c) each Acquired Company shall prepare and file or cause to be prepared and filed any Tax Returns that are required to be filed on or prior to the Closing Date and shall pay all Taxes due with respect to such Tax Returns and all previously filed Tax Returns within the time and in the manner required by applicable Legal Requirements;

(d) each Acquired Company shall continue to prosecute and maintain all Intellectual Property Rights (including applications therefor) in which an Acquired Company has or purports to have an ownership interest;

(e) no Acquired Company shall cancel or fail to renew any of its insurance policies in effect as of the date of this Agreement or reduce the amount of any insurance coverage provided by such insurance policies;

(f) no Acquired Company shall declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, except repurchases of shares in connection with the termination of the service relationship with any employee or other service provider;

(g) no Acquired Company shall sell, issue, grant or authorize the issuance or grant of: (i) any capital stock or other security; (ii) any option, warrant or right to acquire any capital stock (or cash based on the value of capital stock) or other security (except that the Company shall be permitted to issue: (A) Common Stock upon the exercise of Company Equity Awards or upon the conversion of Preferred Stock; and (B) Capital Stock upon the exercise of Warrants, in the case of each of clauses “(A)” and “(B),” outstanding as of the date of this Agreement and in accordance with their terms as in effect on the date of this Agreement); or (iii) any instrument convertible into or exchangeable for any capital stock (or cash based on the value of capital stock) or other security;

(h) no Acquired Company shall grant or issue any equity or equity-based award, shall permit the early exercise of any Company Equity Award or shall amend or waive any of its rights under, or permit the acceleration of vesting or exercisability under: (i) any provision of any Stock Plan; (ii) any provision of any Contract evidencing any outstanding Company Equity Award or Warrant; or (iii) any other Contract or arrangement relating to compensation, benefits or the provision of services to or for the benefit of an Acquired Company;

(i) no Acquired Company shall amend or permit the adoption of any amendment to any of its Charter Documents, or effect or become a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(j) no Acquired Company shall form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(k) no Acquired Company shall make any capital expenditure in excess of $50,000;

(l) no Acquired Company shall: (i) enter into, or permit any of the assets owned or used by it to become bound by, any Contract that is or would constitute a Material Contract; or (ii) amend or prematurely terminate, or waive any material right or remedy under, any Contract that is or would constitute a Material Contract;

(m) no Acquired Company shall: (i) acquire, lease or license any right or other asset from any other Person; (ii) sell or otherwise dispose of, or lease or license, any right or other asset to any other Person; or (iii) waive or relinquish any right or claim, except, in the case of clauses “(i)” and “(ii),” in the ordinary course of business consistent with past practices;

(n) no Acquired Company shall: (i) lend money to any Person (except that the Company may make routine travel advances to current employees of the Company in the ordinary course of business consistent with past practices); (ii) incur any Indebtedness; or (iii) guarantee any Indebtedness of any Person;

(o) no Acquired Company shall: (i) enter into, modify or negotiate any collective bargaining agreement, works council agreement or other Contract with any employee representative body; (ii) establish, adopt, enter into, amend, take any action to accelerate rights under or terminate any Company Benefit Plan; (iii) pay, or make any new commitment to pay, any bonus or make any profit-sharing payment, cash incentive payment or similar payment, other than commissions paid in the ordinary course of business and consistent with past practices; (iv) increase, or make any commitment to increase, the amount of the wages, salary, bonuses, incentives, commissions, fringe benefits, employee benefits or other compensation (including equity or equity-based compensation, whether payable in cash or otherwise) or other remuneration payable to any Company Associate; (v) fund, or make any commitment to fund, any compensation obligation (whether by grantor trust or otherwise); (vi) promote or change the title of any of its employees (retroactively or otherwise); (vii) hire or engage, or make an offer to hire or engage, any new Company Associate; (viii) grant any new right to severance, termination, retention or change of control pay to any Company Associate; or (ix) terminate the employment of any Company Associate with the title of manager or any higher rank;

(p) no Acquired Company shall change any of its methods of accounting or accounting practices in any material respect;

(q) no Acquired Company shall: (i) make, change or rescind any election relating to Taxes; (ii) settle or compromise any claim, controversy or Legal Proceeding relating to Taxes; (iii) except as required by applicable Legal Requirements, make any change to (or make a request to any Taxing Authority to change) any of its methods, policies or practices of Tax accounting or methods of reporting income or deductions for Tax purposes; (iv) amend, refile or otherwise revise any previously filed Tax Return, or forgo the right to any amount of refund or rebate of a previously paid Tax; (v) enter into or terminate any agreements with a Taxing Authority; (vi) prepare any Tax Return in a manner inconsistent with past practices; (vii) consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes; (viii) enter into a Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement; (ix) grant any power of attorney relating to Tax matters; or (x) request a ruling with respect to Taxes;

(r) no Acquired Company shall commence or settle any Legal Proceeding;

(s) no Acquired Company shall waive, relinquish, abandon, forfeit, permit to lapse, terminate or cancel any right (including any Intellectual Property Rights) or take any action or fail to take any action if the taking of or failure to take such action will, or could reasonably be expected to, result in any of the foregoing;

(t) no Acquired Company shall: (i) change its practices or procedures with respect to the collection of accounts receivable or the payment of accounts payable; (ii) offer to discount the amount of any account receivable; (iii) extend any incentive (whether to an account debtor, an account creditor or any employee or third party responsible for the collection of receivables or the payment of payables) with respect to any account receivable or account payable or the payment or collection thereof; or (iv) take or omit to take any other action with the intent or effect of accelerating the collection of receivables or delaying the payment of payables; and

(u) no Acquired Company shall authorize, approve, agree, commit or offer to take any of the actions described in clauses “(e)” through “(t)” above.

Notwithstanding the foregoing, the Company may take any action described in clauses “(e)” through “(u)” above if Parent gives its prior written consent to the taking of such action by the Company, and may take any action specified in Part 4.2 of the Disclosure Schedule after consultation with Parent.

4.3 Notification; Updates to Disclosure Schedule.

(a) Notification. During the Pre-Closing Period, the Company shall promptly notify Parent in writing of: (i) the discovery by any Acquired Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of or an inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material breach of or an inaccuracy in any representation or warranty made by the Company in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) the commencement of or, to the Knowledge of the Company, any threat to commence, any Legal Proceeding that challenges or that, if adversely determined, would reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise interfering with the Merger or any of the other Contemplated Transactions; (iv) any material breach of any covenant or obligation of the Company; and (v) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely. No such notification shall be deemed to supplement or amend the Disclosure Schedule for the purpose of: (1) determining the accuracy of any of the representations and warranties made by the Company in this Agreement; or (2) determining whether any of the conditions set forth in Section 6 has been satisfied.

(b) Updates. If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 4.3(a) requires any change in the Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Company shall promptly deliver to Parent an update to the Disclosure Schedule specifying such change. No such update shall be deemed to supplement or amend the Disclosure Schedule for the purpose of: (i) determining the accuracy of any representation or warranty made by the Company in this Agreement; or (ii) determining whether any condition set forth in Section 6 has been satisfied.

4.4 No Negotiation. During the Pre-Closing Period, the Company shall not, and shall ensure that no Acquired Company and no Representative of any Acquired Company shall: (a) solicit, encourage or facilitate the initiation or submission of any expression of interest, inquiry, proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction; (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than Parent or its Representatives) relating to or in connection with a possible Acquisition Transaction; or (c) entertain or accept any proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction. The Company shall promptly (and in any event within 24 hours after receipt thereof) give Parent notice orally and in writing of any inquiry, indication of interest, proposal, offer or request for non-public information relating to a possible Acquisition Transaction that is received by any Acquired Company or any Representative of any Acquired Company during the Pre-Closing Period. Such notice shall include: (i) the identity of the Person making or submitting such inquiry, indication of interest, proposal, offer or request, and the terms and conditions thereof; and (ii) an accurate and complete copy of: (A) all written materials provided in connection with such inquiry, indication of interest, proposal, offer or request; and (B) a summary of all oral communications provided in connection with such inquiry, indication of interest, proposal, offer or request.

4.5 Termination of Certain Company Benefit Plans. The Company shall take (or cause to be taken) all actions necessary and appropriate to terminate (or terminate participation in): (a) all Company Benefit Plans that contain a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (each such Company Benefit Plan, a “401(k) Plan”), with such termination of (or termination of participation in) the 401(k) Plans to be effective no later than the day immediately preceding the Closing Date; (b) all group severance, separation or salary continuation Company Benefit Plans, programs or arrangements of the Acquired Companies (the “Severance Plans”), with such termination of the Severance Plans to be effective no later than the day immediately preceding the Closing Date; and (c) any other Company Benefit Plan identified by Parent by providing the Company with written notice of such request to terminate such Company Benefit Plans at least three Business Days before the Closing Date, with such terminations of such other Company Benefit Plans to be effective on the Closing Date; provided, however, that Parent may, in its sole and absolute discretion, make an election to sponsor and maintain any 401(k) Plan or Severance Plan by providing the Company with written notice of such election at least three Business Days before the Closing Date. With respect to each Company Benefit Plan (or participation therein) to be terminated as described in this Section 4.5, the Company shall deliver to Parent, no later than the day immediately preceding the Closing Date, evidence that the Company’s board of directors has validly adopted resolutions to terminate (or terminate participation in) such Company Benefit Plan (the form and substance of which shall be subject to review and approval of Parent). If the distributions of assets from the trust of a 401(k) Plan that is terminated are reasonably anticipated to trigger liquidation charges, surrender charges or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon any Acquired Company or plan sponsor, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and fees and provide such estimate in writing to Parent at least three Business Days prior to the Closing Date.

4.6 Termination/Amendment of Agreements. The Company shall use its reasonable efforts to: (a) cause the agreements identified in Part 1 of Schedule 4.6 to be terminated effective as of the Effective Time; and (b) cause the agreements identified in Part 2 of Schedule 4.6 to be amended, effective as of the Effective Time, as set forth on Schedule 4.6. Each such termination and amendment shall be in form and substance satisfactory to Parent, and shall be subject to advance review and reasonable approval by Parent.

4.7 FIRPTA Matters. At the Closing, the Company shall deliver to Parent: (a) a statement (in such form as may be reasonably requested by counsel to Parent) conforming to the requirements of Section 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) of the Treasury Regulations (the “FIRPTA Statement”); and (b) a letter (in such form as may be reasonably requested by counsel to Parent) conforming to the IRS notification requirements under Section 1.897-2(h)(2) of the Treasury Regulations (the “FIRPTA Notification”).

4.8 Repayment of Insider Receivables. Prior to the Closing, the Company shall cause all outstanding Insider Receivables to be paid in full.

4.9 Communications with Employees. Prior to the Closing, the Company shall not communicate, and the Company shall ensure that no other Acquired Company and no Representative of any Acquired Company communicates, with any Company Associate regarding post-Closing employment matters (including post-Closing employee benefit plans and compensation) without the prior written consent of Parent.

4.10 Resignation of Officers and Directors. The Company shall obtain and deliver to Parent, at or prior to the Closing, the resignation (in form and substance satisfactory to Parent) of each officer and director of each Acquired Company from his or her corporate offices (but not his or her employment) with such Acquired Company, effective as of the Effective Time (or, at the option of Parent, a later time). Each such resignation shall state and acknowledge that no Acquired Company is or will be in any way indebted or obligated to the resigning party for termination pay, for loans, for advances or otherwise.

4.11 Estimated Closing Balance Sheet; Merger Consideration Spreadsheet.

(a) At least three Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent: (i) an estimated Closing Balance Sheet; and (ii) an estimated Merger Consideration Spreadsheet, setting forth the information required by Section 6.6(f). The Company shall, and shall cause its Representatives and each of the Acquired Companies and their respective Representatives to, provide Parent and its Representatives reasonable access to the books and records of the Acquired Companies and the Acquired Companies’ Representatives in connection with Parent’s review of such estimated Closing Balance Sheet and estimated Merger Consideration Spreadsheet. The Company will review any comments made by Parent and will consider, in good faith, any appropriate changes to such estimated Closing Balance Sheet and estimated Merger Consideration Spreadsheet. Nothing in this Section 4.11 shall limit any rights of any Indemnitee as set forth in Section 9.

(b) On the Closing Date, prior to the Closing, the Company shall deliver to Parent the Closing Balance Sheet and the Merger Consideration Spreadsheet. The Cash Consideration to be deposited into the Payment Fund pursuant to Section 1.11(a) shall be determined using the estimated Cash Consideration set forth in the Merger Consideration Spreadsheet (the “Estimated Cash Consideration”). The Merger Consideration Spreadsheet shall be deemed to be the definitive calculation of the amounts payable to the Effective Time Holders in connection with the Merger and the disbursement thereof. Parent shall be entitled to rely on the Merger Consideration Spreadsheet for all such disbursements and upon such disbursements shall have no responsibility or liability with respect thereto.

4.12 Payoff Letters. The Company shall, no later than three Business Days prior to the Closing Date, obtain and deliver to Parent: (a) a copy of an executed payoff letter, in form and substance reasonably satisfactory to Parent, from each Noteholder and each creditor with respect to any other Company Indebtedness that will be outstanding as of 11:59 p.m. (California time) on the day immediately preceding the Closing Date, which payoff letter (each such payoff letter, a “Payoff Letter”) shall: (i) indicate the aggregate amount required to be paid to such creditor on the Closing Date (including the outstanding principal amount, accrued and unpaid interest and any premium, penalty, fee, Expense, breakage cost or other payment required to be made with respect to such Indebtedness) in order to fully discharge all obligations with respect to such Indebtedness and provide wire transfer information for such payment, (ii) state that upon receipt of the amount described in clause “(i)” above, the instruments evidencing such Indebtedness shall be terminated and (iii) state that all Liens and all guarantees in connection therewith relating to the assets and properties of the Acquired Companies securing such Indebtedness (if any) shall be, upon the payment of the amount described in clause “(i)” above on the Closing Date, released and terminated; (b) a UCC-3 termination statement terminating the security interests of each Person holding a security interest in the assets of any of the Acquired Companies in connection with the incurrence of the Indebtedness referred to in clause “(a)” above, if any; (c) forms of notices of termination for each account control agreement entered into in connection with the incurrence of the Indebtedness referred to in clause “(a)” above, if any; (d) forms of terminations for any intellectual property security agreements filed with the United States Patent and Trademark Office or United States Copyright Office in connection with the incurrence of the Indebtedness referred to in clause “(a)” above, if any; and (e) forms of notices of termination for any landlord or bailee waivers executed in connection with the incurrence of the Indebtedness referred to in clause “(a)” above, if any. The Company shall cause the Payoff Letters to be updated, as necessary, on the Closing Date.

4.13 Tail Insurance. Prior to the Effective Time, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage (the “D&O Tail”) for the Acquired Companies’ directors and officers in a form acceptable to Parent, which shall provide such directors and officers with coverage for six years following the Effective Time and shall have a scope substantially similar to the existing coverage under, and have other terms not materially less favorable to the insured persons than the terms of, the directors’ and officers’ liability insurance coverage currently maintained by the Company.

4.14 Equity Release Agreements. Prior to the Closing, the Company shall use its reasonable best efforts to cause each Specified Person, if any, to execute a release agreement satisfactory in form and substance to Parent (an “Equity Release Agreement”), releasing and waiving such Specified Person’s right to receive such Specified Person’s ungranted Company Equity Awards or other equity awards or securities of the Company in full for no consideration.

4.15 Notification and Consultation. During the Pre-Closing Period, the Acquired Companies shall provide any notice required to be provided to, make any filing or registration required to be made with and obtain any Consent required to be obtained from any labor organization, works council or similar entity, council, organization or Governmental Entity in connection with this Agreement, any other Transaction Document or the consummation of any of the Contemplated Transactions.

4.16 Investor Suitability Documentation. Prior to the Closing Date, the Company shall use its reasonable best efforts to cause each Company stockholder to deliver all documentation, in form and substance reasonably acceptable to Parent, necessary to determine whether or not such Company stockholder is not an Unaccredited Investor (collectively, the “Investor Suitability Documentation”). If any recipients of Parent Common Stock in the Merger are not Accredited Investors, the Company shall, if reasonably requested by Parent, prior to the Closing, retain a Person, reasonably satisfactory to Parent, to act as a “Purchaser Representative” (as defined in Rule 501(a) of the Securities Act) (the “Purchaser Representative”) for all Company stockholders that are not Accredited Investors such that such Company stockholders, in consultation with the Purchaser Representative, are capable of evaluating the merits and risks of the prospective investment in Parent Common Stock. In such case, (a) the Company shall provide each Company stockholder who is not an Accredited Investor the opportunity to consult with the Purchaser Representative prior to the solicitation of approval of this Agreement and the Merger by written consent as contemplated by Section 5.2(a), (b) the Company shall use its reasonable best efforts to obtain the written acknowledgement, in form and substance reasonably acceptable to Parent, of any such Company stockholder to the effect that such Purchaser Representative shall act as such Company stockholder’s Purchaser Representative (the “Purchaser Representative Acknowledgment”), and (c) notwithstanding the delivery of any Purchaser Representative Acknowledgments or Investor Suitability Documentation to Parent prior to Closing, any Company stockholder may, in the sole discretion of Parent, be deemed an Unaccredited Investor for purposes of this Agreement.

5. Certain Covenants of the Parties

5.1 Filings and Consents.

(a) Filings. Each party (other than the Securityholders’ Agent) shall use its reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Entity with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Entity. Without limiting the generality of the foregoing, the Company and Parent shall, promptly after the date of this Agreement, prepare and file any notification or other document required to be filed under any applicable foreign antitrust or competition-related Legal Requirement in connection with the Merger and the other Contemplated Transactions. At the request of Parent, the Company shall divest, sell, dispose of, hold separate or take any other action with respect to any of the businesses, product lines or assets of the Acquired Companies, provided that any such action is conditioned upon the consummation of the Merger. Subject to the confidentiality provisions of the Confidentiality Agreement, each of Parent and the Company shall promptly supply the other with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) this Section 5.1(a). Except where prohibited by applicable Legal Requirements or any Governmental Entity, and subject to the confidentiality provisions of the Confidentiality Agreement, the Company shall: (i) consult with Parent prior to taking a position with respect to any such filing; (ii) permit Parent to review and discuss in advance, and consider in good faith the views of Parent in connection with, any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity in connection with any Legal Proceeding related to this Agreement or any of the Contemplated Transactions (including any such Legal Proceeding relating to any antitrust, competition or fair trade Legal Requirement); (iii) coordinate with Parent in preparing and exchanging such information; and (iv) promptly provide Parent (and its counsel) with copies of all filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by the Company with or to any Governmental Entity related to this Agreement or any of the Contemplated Transactions.

(b) Notification. Each party shall promptly notify the other upon the receipt of: (i) any material communication from any official of any Governmental Entity in connection with any filing made in connection with any of the Contemplated Transactions; (ii) knowledge of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to any of the Contemplated Transactions (and shall keep the other informed as to the status of any such Legal Proceeding or threat); and (iii) any request by any Governmental Entity for any amendment or supplement to any filing made in connection with any of the Contemplated Transactions or any information required to comply with any Legal Requirement applicable to any of the Contemplated Transactions. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.1(a), each party shall (promptly upon learning of the occurrence of such event) inform the other of the occurrence of such event and cooperate with the other in filing with the applicable Governmental Entity such amendment or supplement.

(c) Efforts. Subject to Section 5.1(d), each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other Contemplated Transactions; (ii) shall use reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other Contemplated Transactions; provided, however, that, under no circumstances may any Acquired Company pay a fee to any third party in order to obtain any Consent pursuant to this Section 5.1(c) without Parent’s prior written consent; and (iii) shall use reasonable efforts to lift any restraint, injunction or other legal bar to the Merger.

(d) Limitations. Notwithstanding anything to the contrary contained in Section 5.1(c) or elsewhere in this Agreement, neither Parent nor Merger Sub shall have any obligation under this Agreement: (i) to divest or agree to divest (or cause any of its Subsidiaries or any Acquired Company to divest or agree to divest) any of its businesses, product lines or assets, or to take or agree to take (or cause any of its Subsidiaries or any Acquired Company to take or agree to take) any other action or to agree (or cause any of its Subsidiaries or any Acquired Company to agree) to any limitation or restriction on any of its businesses, product lines or assets; or (ii) to commence or contest any Legal Proceeding relating to the Merger or any of the other Contemplated Transactions.

5.2 Stockholder Consent.

(a) Written Consents. The Company shall ensure that, within two hours after the execution and delivery of this Agreement, written consents in favor of the adoption of this Agreement are executed and delivered to Parent on behalf of all Major Stockholders (who collectively hold sufficient Capital Stock to provide the Required Stockholder Vote) and as many additional stockholders of the Company as possible. The Company shall ensure that all such written consents are solicited and obtained in full compliance with all applicable Legal Requirements and with the fiduciary duties of the Company’s board of directors.

(b) Information Statement. The Company shall prepare and, as soon as reasonably practicable (but in any event within one Business Day) after the date of this Agreement, send to the Company’s stockholders an Information Statement relating to this Agreement and the Contemplated Transactions and the appraisal rights that may be exercised under Section 262 of the DGCL (the “Information Statement”).  Within seven days after the date of this Agreement, the Company shall deliver a complete draft of the Information Statement to Parent, which the Company shall confirm is in a form ready for mailing to the Company’s stockholders.  The Information Statement shall be subject to Parent’s prior review and approval, and the Company shall ensure that the Information Statement complies with all applicable Legal Requirements, including the fiduciary duties of the Company’s directors, and contain sufficient information to satisfy in all material respects the requirements for a valid private placement under Regulation D and Regulation S.

(c) Parachute Payments. As promptly as practicable after the execution and delivery of this Agreement (but no later than five Business Days prior to the Closing Date), the Company shall submit to the stockholders of the Company (in a manner reasonably satisfactory to Parent) for execution and approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code a written consent in favor of a single proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to any payments or benefits provided pursuant to Company Benefit Plans, other Company Contracts or otherwise in connection with any of the Contemplated Transactions that might result, separately or in the aggregate, in the payment of any amount, or the provision of any benefit, that would not be deductible by reason of Section 280G or that would be subject to an excise Tax under Section 4999 of the Code (determined without regard to the exceptions contained in Section 280G(b)(4)) or any corresponding provision of any state, local or foreign Legal Requirement (collectively, the “Section 280G Payments”). The Company shall seek any such stockholder approval in a manner that satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder. Promptly after execution of this Agreement (and in any event no later than one day prior to the submission to the stockholders of the Company of the written consent described in this Section 5.2(c) and any related disclosure of the Section 280G Payments), the Company shall deliver to Parent waivers, in form and substance satisfactory to Parent, duly executed by each Person who might receive any Section 280G Payment. The form and substance of all stockholder approval documents contemplated by this Section 5.2(c), including the waivers, disclosure statement and written consent, and any mathematical analysis of the Section 280G Payments, shall be subject to the prior review and approval of Parent. The Company shall (a) provide such documentation and information to Parent for its review and approval no later than five Business Days prior to soliciting waivers from the “disqualified individuals” and (b) implement all reasonable and timely comments from Parent thereon. If any of the waived Section 280G Payments fail to be approved by the voting stockholders as contemplated above, such waived Section 280G Payments shall not be made or provided.

5.3 Public Announcements. From and after the date of this Agreement: (a) except as expressly contemplated by this Agreement, the Company shall not (and the Company shall ensure that no Acquired Company and no Representative of any Acquired Company shall) issue or make any press release or public statement regarding (or otherwise disclose to any Person the existence or terms of) this Agreement or any of the Contemplated Transactions, without Parent’s prior written consent; and (b) the Company (before the Closing) shall consult (and the Company shall ensure that each Acquired Company consults) and the Securityholders’ Agent (after the Closing) shall consult with Parent prior to issuing or making, and shall consider in good faith the views of Parent with respect to, any other press release or public statement; provided that, following Closing and after the public announcement of the Merger, the Securityholders’ Agent shall be permitted to announce that it has been engaged to serve as the Securityholders’ Agent in connection herewith as long as such announcement does not disclose any of the other terms hereof and the Securityholders’ Agent has provided a draft to and consulted with Parent prior to issuing or making such announcement.

5.4 Securities Law Matters.

(a) Securities Law Exemption. Each of the parties hereto (other than the Securityholders’ Agent) shall use its reasonable best efforts to cause the issuance of the Initial Stock Consideration and any Earnout Stock Consideration to validly qualify for an exemption from the registration and prospectus delivery requirements of the Securities Act and the equivalent state “blue sky” Legal Requirements, as well as any applicable foreign securities Legal Requirements. The shares of Parent Common Stock constitute “restricted securities” under the Securities Act, and may not be transferred absent registration under the Securities Act or an exemption therefrom, and any such transfer shall be subject to compliance with applicable state and foreign securities Legal Requirements. Each Effective Time Holder understands and agrees that the Parent Common Stock underlying the Initial Stock Consideration and the Earnout Stock Consideration may have to be held indefinitely unless the transfer of such Parent Common Stock is registered under the Securities Act or an exemption from registration is available. Each Effective Time Holder acknowledges that he/she/it has been advised or is aware of Rule 144 promulgated under the Securities Act (“Rule 144”), and that he/she/it has been advised that Rule 144 permits resales of restricted securities only under limited circumstances (including only after satisfaction of Rule 144(i)(2)). Each Effective Time Holder understands and agrees that to the extent that the exemption under Rule 144 is not available, such Effective Time Holder will be unable to sell any shares of Parent Common Stock without either registration of such shares under the Securities Act or the availability of another exemption from such registration requirements.

(b) Transfer Restrictions. Each Effective Time Holder receiving any Initial Stock Consideration or Earnout Stock Consideration and every transferee or assignee of any such Initial Stock Consideration or Earnout Stock Consideration from an Effective Time Holder shall be bound by and subject to the terms and conditions of this Section 5.4, and Parent may require, as a condition precedent to the transfer of any Initial Stock Consideration or Earnout Stock Consideration that the transferee agrees in writing to be bound by, and subject to, all the terms and conditions of this Section 5.4.

(c) Stop-Transfer Instructions. To ensure compliance with the restrictions imposed by this Agreement, Parent may issue appropriate “stop-transfer” instructions to its transfer agent. Parent shall not be required to: (i) transfer on its books any Initial Stock Consideration or Earnout Stock Consideration that has been sold or otherwise transferred in violation of any of the provisions of this Agreement; or (ii) treat as owner of such Initial Stock Consideration or Earnout Stock Consideration, or to accord the right to vote or pay dividends, to any purchaser or other transferee to whom such Initial Stock Consideration or Earnout Stock Consideration has been purportedly so transferred.

(d) Legends. Each book-entry security entitlement representing any Initial Stock Consideration or Earnout Stock Consideration (or any other securities issued in respect of such Initial Stock Consideration or Earnout Stock Consideration upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event) issued to or held by any Effective Time Holder in accordance with the terms hereof shall bear the following legend (in addition to any other legends required by law, Parent’s certificate of incorporation, Parent’s bylaws or any other agreement to which such Effective Time Holder is a party):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

(e) Registration Rights and Lock-up Agreement. At or prior to the Closing, Parent shall execute and deliver to the Effective Time Holders a Registration Rights and Lock-up Agreement (the “Registration Rights and Lock-up Agreement”) substantially in the form attached hereto as Exhibit C pursuant to which, among other things, Parent will grant customary demand and piggyback registration rights to the Effective Time Holders with respect to the Initial Stock Consideration, subject to agreed-upon lock-up provisions.

5.5 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Closing until the sixth anniversary of the Closing Date, Parent shall cause the Surviving Corporation to honor and fulfill its obligations existing as of the date of this Agreement in favor of all current or former officers or directors of the Company (each a “D&O Indemnified Party”) under the Certificate of Incorporation or any other Company Contract in effect as of date hereof and disclosed in Part 5.5 of the Disclosure Schedule, for acts or omissions of the D&O Indemnified Parties in their capacities as such that occurred prior to the Effective Time; provided, however, that: (a) no D&O Indemnified Party will be entitled to exculpation from, or to be indemnified, reimbursed or advanced expenses by, any Acquired Company for any amount that such D&O Indemnified Party has paid, owes or may owe to an Indemnitee in such D&O Indemnified Party’s capacity as an Indemnitor under Section 9 or (ii) any Expense incurred or that may be incurred by such D&O Indemnified Party arising from or relating to the evaluation, investigation, negotiation or defense of any claim brought by an Indemnitee pursuant to Section 9, and no D&O Indemnified Party shall assert, or be entitled to assert, such party’s rights under this Section 5.5 as a defense against any obligation such D&O Indemnified Party may have under Section 9 in such D&O Indemnified Party’s capacity as an Indemnitor; (b) no D&O Indemnified Party shall be entitled to exculpation from, or to be indemnified, reimbursed or advanced expenses by, any Acquired Company to the extent such exculpation, or the payment or receipt of any such amount, would violate or contravene any applicable Legal Requirement; and (c) each D&O Indemnified Party shall seek recourse against the D&O Tail prior to seeking recourse against any Acquired Company with respect to any obligation described in this Section 5.5. Under no circumstances shall any D&O Indemnified Party be entitled to exculpation, indemnification, reimbursement or advancement of expenses directly from Parent or from any Affiliate of Parent that is not an Acquired Company.

(b) During the term of the D&O Tail, Parent shall ensure that the Surviving Corporation does not take any action following the Closing to cause the D&O Tail to be cancelled or any provision therein to be amended or waived; provided that neither Parent, the Surviving Corporation nor any Affiliate thereof shall be obligated to pay any premiums or other amounts in respect of the D&O Tail.

(c) The obligations of Parent and the Surviving Corporation under this Section 5.5 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 5.5 applies without the consent of such D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom this Section 5.5 applies shall be third-party beneficiaries of this Section 5.5, each of whom may enforce the provisions of this Section 5.5).

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all of substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 5.5. The agreements and covenants contained in this Section 5.5 shall not be deemed to be exclusive of any other rights to which any D&O Indemnified Party is entitled, whether pursuant to applicable Legal Requirements, Contract or otherwise. Nothing in this Section 5.5 is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims that any D&O Indemnified Party may have under any insurance policy of the Company in effect as of date hereof with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.5 is not prior to, or in substitution for, any such claims under any such policies.

5.6 Employees. For a period of 12 months following the Closing Date, Parent shall provide (or cause the Surviving Corporation or its applicable Subsidiaries to provide) the Company’s employees with compensation (including base salary or hourly wage rate, as applicable, and bonuses), and other benefits that are in the aggregate no less favorable than what is provided by the Company as of immediately prior to the Closing; provided that Parent shall have the right, in its sole discretion, to pay such bonus amounts in cash or equity (or any combination thereof). This Section 5.6 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.6, express or implied, shall confer upon any other Person, including any employee of any Acquired Company, any third-party beneficiary rights or other rights or remedies of any nature whatsoever under or by reason of this Section 5.6. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any Company Benefit Plan or any other plan, program, policy, practice or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 5.6 shall not create any right in any employee of any Acquired Company or any other Person to continued employment for any period of time with any Acquired Company, Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates, nor shall the terms set forth in this Section 5.6 prohibit any Acquired Company, Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates from terminating any employee.

5.7 Reasonable Best Efforts. Prior to the Closing: (a) the Company shall use reasonable best efforts to cause the conditions set forth in Section 6 to be satisfied on a timely basis; and (b) subject to Section 5.1(d), Parent and Merger Sub shall use their reasonable best efforts to cause the conditions set forth in Section 7 to be satisfied on a timely basis.

6. Conditions Precedent to Obligations of Parent and Merger Sub

The obligations of Parent and Merger Sub to cause the Merger to be effected and otherwise cause the Contemplated Transactions to be consummated are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

6.1 Accuracy of Representations. (a) Each of the representations and warranties of the Company set forth in Sections 2.1 (Organizational Matters), 2.2 (Capital Structure), 2.3 (Authority and Due Execution), 2.14 (Brokers’ and Finders’ Fees) and 2.26 (Vote Required) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Closing as if made at and as of the Closing (other than: (i) any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date; and (ii) the representations and warranties set forth in Section 2.2 shall have been and shall be accurate in all respects, other than de minimis inaccuracies); and (b) each of the representations and warranties of the Company contained in this Agreement (other than those referred to in clause “(a)” above) shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date); provided, however, that: (i) for purposes of determining the accuracy of any of the representations and warranties referred to in clause “(b)” above, all materiality and similar qualifications limiting the scope of such representations and warranties shall be disregarded; and (ii) for purposes of determining the accuracy of any of the representations and warranties referred to in clauses “(a)” and “(b)” above, any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.

6.2 Performance of Covenants. Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing under this Agreement shall have been complied with and performed in all material respects.

6.3 Governmental and Other Consents; Expiration of Notice Periods.

(a) Governmental Consents. All filings with and Consents of any Governmental Entity required to be made or obtained in connection with the Merger and the other Contemplated Transactions shall have been made or obtained and shall be in full force and effect and any other Legal Requirement preventing, prohibiting or otherwise restraining the Merger or any of the other Contemplated Transactions shall have expired or been terminated and any waiting period under any applicable antitrust or competition law, regulation or other Legal Requirement shall have expired or been terminated.

(b) Other Consents and Notices. All Consents and notices identified in Schedule 6.3(b), in each case in form and substance reasonably satisfactory to Parent, shall have been obtained (in the case of Consents) or delivered (in the case of notices) and shall be in full force and effect.

(c) No Restraint on Business. No action shall have been taken by any Governmental Entity, and no Legal Requirement or Order (whether temporary, preliminary or permanent) shall have been enacted, adopted or issued by any Governmental Entity, in connection with any of the Contemplated Transactions that has the effect of limiting or restricting the conduct or operation of the business of Parent or any of its Affiliates, or the effect of limiting or restricting the conduct or operation of the business of the Surviving Corporation or any Acquired Company or any Affiliate thereof following the Closing.

6.4 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect, and no event or other Effect shall have occurred or circumstance or other Effect shall exist that, in combination with any other events, circumstances or other Effects, will or would reasonably be expected to have a Material Adverse Effect.

6.5 Stockholder Approval. This Agreement shall have been duly adopted by the Required Stockholder Vote, and no Person shall have threatened to challenge or to attempt to revoke the adoption of this Agreement.

6.6 Agreements and Documents. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

(a) Support Agreements, duly executed by stockholders holding 95% of the Outstanding Capital Stock of the Company;

(b) Restrictive Covenants Agreements, duly executed by each Person identified on Schedule 6.6(b);

(c) Equity Release Agreements, duly executed by each Specified Person;

(d) agreements, in form and substance reasonably satisfactory to Parent, terminating or amending the agreements identified on Schedule  4.6 in accordance with Section 4.6;

(e) a certificate duly executed on behalf of the Company by the chief executive officer of the Company and containing the representation and warranty of the Company that the conditions set forth in Sections 6.1 through 6.5 and 6.7 through 6.10 have been duly satisfied (the “Company Closing Certificate”);

(f) a spreadsheet, in form and substance reasonably satisfactory to Parent, containing the following information, together with a certificate duly executed on behalf of the Company by the chief executive officer and chief financial officer of the Company, containing the representation and warranty of the Company that all of such information is accurate and complete (and in the case of dollar amounts, properly calculated) as of the Closing in accordance with this Agreement and the Certificate of Incorporation (such spreadsheet, the “Merger Consideration Spreadsheet” and such accompanying certificate, the “Merger Consideration Spreadsheet Certificate”):

(i) (A) the Closing Cash Amount; (B) the aggregate amount of all Company Transaction Expenses, together with a breakdown thereof (including the aggregate dollar amount of any Expenses relating to the D&O Tail (including any premium payable for the D&O Tail) and any Employment Taxes); (C) the Closing Indebtedness Amount, together with a breakdown thereof; (D) the Accrued Tax Amount; (E) the Closing Working Capital Excess (if any); (F) the Closing Working Capital Shortfall (if any); (G) the Cash Consideration; and (H) the Parent Trading Price;

(ii) with respect to each Person who is a stockholder of the Company immediately prior to the Effective Time or a Converted Award Holder:

(A) the name and address of record of each such Person, including such Person’s email address, if available;

(B) the number of shares of Outstanding Capital Stock of each class and series held by such stockholder (on a certificate-by-certificate basis and including certificate numbers), or in the case of a Converted Option Holder, the number of Options and exercise price for each Option, or in the case of a Converted RSU Holder, the number of RSUs;

(C) the portion of the Cash Consideration and Initial Stock Consideration (including cash in lieu of fractional shares) that such Person is entitled to receive pursuant to Section 1.5(b) or 1.6 before deduction of any amounts in the Holdbacks and amounts to the Expense Fund attributable to such Person (in each case, on a certificate-by-certificate or award-by-award basis and in the aggregate);

(D) the portion of the Holdbacks with respect to the shares of Outstanding Capital Stock or Converted Awards held by each such Person pursuant to Section 1.12 (determined on a certificate-by-certificate or award-by-award basis and in the aggregate);

(E) the portion of the Expense Fund with respect to the shares of Outstanding Capital Stock or Converted Awards held by each such Person pursuant to Section 10.1(e) (determined on a certificate-by-certificate or award-by-award basis and in the aggregate);

(F) the net amount of the portion of the Cash Consideration and Initial Stock Consideration to be paid or issued to such Person in accordance with Section 1.5(b) or 1.6 (after deduction of any amounts retained in the Holdbacks and the Expense Fund that are attributable to the shares of Outstanding Capital Stock or Converted Awards held by such stockholder);

(G) whether any Taxes are to be withheld in accordance with Section 1.11(h) from the consideration that such Person is entitled to receive pursuant to this Agreement, including any portion thereof retained in the Holdbacks and the Expense Fund, and, if so, the jurisdiction(s) in which such withholding is required; and

(H) such Person’s Indemnification Percentage; and

(iii) with respect to each Noteholder:

(A) the name and address of record of each such Noteholder, including such Noteholders’ email address, if available;

(B) the aggregate dollar amount payable with respect to each Outstanding Company Note held by such Noteholder pursuant to the applicable Payoff Letter delivered by such Noteholder;

(C) the cash consideration (including cash in lieu of fractional shares) that such Noteholder is entitled to receive pursuant to such Noteholder’s Note Surrender Agreement and Payoff Letter(s) before deduction of any amounts retained in the Expense Fund that are attributable to such Noteholder (in each case, on a note-by-note basis and in the aggregate);

(D) the portion of the Holdbacks that is attributable to the Outstanding Company Notes held by each such Noteholder pursuant to Section 1.12 (determined on a note-by-note basis and in the aggregate);

(E) the portion of the Expense Fund with respect to the shares of Outstanding Company Notes held by each such Noteholder pursuant to Section 10.1(e) (determined on a note-by-note basis and in the aggregate);

(F) the portion of the Initial Stock Consideration to be issued to such Noteholder in accordance with such Noteholder’s Note Surrender Agreement and Payoff Letter(s); and

(G) such holder’s Indemnification Percentage; and

(iv) a funds flow spreadsheet, in form and substance reasonably satisfactory to Parent, showing: (A) the aggregate cash amount to be delivered by Parent to the Payment Agent at or promptly after the Effective Time pursuant to Section 1.11(a); (B) the cash amounts to be distributed by or on behalf of Parent to: (1) legal counsel and other service providers to the Acquired Companies; and (2) other recipients of payments in connection with the Contemplated Transactions; and (C) wire transfer instructions for each payment to be made by Parent or the Payment Agent reflected therein;

(g) documentation, reasonably satisfactory to Parent, in support of the calculation of the amounts set forth in the Merger Consideration Spreadsheet;

(h) the written resignations described in Section 4.10 of each individual who is an officer or director of each Acquired Company;

(i) the Certificate of Merger, duly executed by the Company;

(j) the FIRPTA Statement executed by the Company and evidence of the filing of the FIRPTA Notification;

(k) written acknowledgments pursuant to which the Company’s outside legal counsel and any financial advisor, accountant or other Person who performed services for or on behalf of any Acquired Company, or who is otherwise entitled to any compensation from any Acquired Company, in connection with this Agreement or any of the Contemplated Transactions, acknowledges: (i) the total amount of fees, costs and expenses of any nature that has been paid to such Person in connection with this Agreement or any of the Contemplated Transactions; (ii) the total amount of fees, costs and expenses of any nature that is payable to such Person in connection with this Agreement or any of the Contemplated Transactions; and (iii) that upon receipt of the amount referred to in clause “(ii)” above, such Person will have been paid in full and is not (and will not be) owed any other amount by any Acquired Company with respect to this Agreement or the Contemplated Transactions;

(l) a USB drive or other digital media evidencing the documents that were Made Available to Parent, which shall indicate, for each document, the date that such document was first uploaded to the virtual data room established by the Company in connection with the Contemplated Transactions;

(m) a certificate of the Secretary of the Company, in form and substance reasonably satisfactory to Parent, certifying and attaching: (i) the Charter Documents of the Company; and (ii) the resolutions adopted by the Company’s board of directors and the resolutions adopted by the stockholders of the Company to authorize and adopt this Agreement, the Merger and the other Contemplated Transactions (including the stockholder approval referred to in Section 5.2, if applicable), and to waive all notice requirements under the Company’s certificate of incorporation applicable to the Merger and the other Contemplated Transactions;

(n) (i) executed assignments and licenses of Intellectual Property and Intellectual Property Rights, and related releases, in each case in form and substance reasonably satisfactory to Parent, from each Company Associate identified on Schedule 6.6(n)(i); (ii) executed assignments in a form that is reasonably acceptable to Parent evidencing assignment to the applicable Acquired Company of all Registered IP owned or purported to be owned by such Acquired Company and evidence of recordation of such assignments with each appropriate Governmental Entity; and (iii) evidence reasonably satisfactory to Parent that each Domain Name and the like used by each of the Acquired Companies has been registered to the applicable Acquired Company;

(o) the Closing Balance Sheet;

(p) evidence of cancellation of all Equity Awards by action of the Board of Acquired Company, or Equity Award Termination Agreements, duly and timely executed pursuant to Section 1.6 by each individual who holds any Company Equity Awards;

(q) Warrant Termination Agreements, duly executed by each individual who holds a Warrant;

(r) Note Surrender Agreements, duly executed by each Noteholder;

(s) the Payoff Letters;

(t) evidence reasonably satisfactory to Parent that the Company has terminated the Company Benefit Plans referred to in Section 4.5;

(u) Release Agreements, in substantially the form of Exhibit D (the “Releases”), dated as of the Closing Date and duly executed by: (i) stockholders holding 95% of the Outstanding Capital Stock of the Company; (ii) each individual who is a director or officer of any Acquired Company; and (iii) each member of senior management of the Company;

(v) evidence reasonably satisfactory to Parent of the purchase of the D&O Tail in accordance with Section 4.13;

(w) Investor Suitability Documentation, duly executed by each Effective Time Holder who is not an Unaccredited Investor;

(x) an IRS Form W-9 or applicable IRS Form W-8, duly executed by the Securityholders’ Agent and each Noteholder;

(y) a joinder to the Registration Rights and Lock-up Agreement, duly executed by each Effective Time Holder; and

(z) evidence reasonably satisfactory to Parent of the execution and continued effectiveness of that certain release agreement described on Schedule 6.6(z)..

6.7 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Entity and remain in effect, and there shall not be any applicable Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

6.8 No Legal Proceedings. No Governmental Entity shall have commenced any Legal Proceeding that remains pending, or shall have threatened to commence any Legal Proceeding challenging the Merger or any of the other Contemplated Transactions (including: (a) seeking to prohibit or limit the exercise by Parent of any material right pertaining to its ownership of stock of Merger Sub or the Surviving Corporation; or (b) seeking to compel the Company, any other Acquired Company, Parent or any Affiliate of Parent to dispose of or hold separate any material assets as a result of the Merger or any of the other Contemplated Transactions).

6.9 Employees.

(a) Each of the Key Employees shall have accepted the offer of employment or amended terms of employment contained in the Offer Letter delivered to him or her by countersigning such Offer Letter and not have repudiated or terminated such Offer Letter.

(b) No Key Employee shall have ceased to be employed by an Acquired Company, or shall have expressed an intention to terminate his or her employment with an Acquired Company (other than by accepting an offer of employment with Parent or an Affiliate of Parent in accordance with the Offer Letter delivered by Parent) or to terminate his or her employment with Parent, the Surviving Corporation or any other Acquired Company after the Closing.

6.10 Dissenting Shares. The period within which appraisal rights may be exercised under applicable Legal Requirements with respect to the Merger shall have expired and the number of shares of Capital Stock that constitute (or that are or may be eligible to become) Dissenting Shares shall not constitute more than 5% of the shares of Outstanding Capital Stock.

6.11 Section 280G Stockholder Approval. Either: (a) any payment or benefit that may be a Section 280G Payment shall have been approved by stockholders of the Company holding the number of shares of Capital Stock required by the terms of Section 280G in order for such payment or benefit not to be deemed a parachute payment under Section 280G, with such approval having been obtained in a manner that satisfies all applicable requirements of Section 280G and Section 5.2(c); or (b) each Person who would otherwise have been entitled to any such payment or benefit shall have duly executed and delivered to Parent the waiver referred to in Section 5.2(c).

6.12 Securities Act Exemption. Parent shall be reasonably satisfied that the issuance of all Initial Stock Consideration and Earnout Stock Consideration shall validly qualify for an exemption from the registration and prospectus delivery requirements of the Securities Act and the equivalent state “blue sky” Legal Requirements, as well as any applicable foreign securities Legal Requirements.

7. Conditions Precedent to Obligation of the Company

The obligation of the Company to effect the Merger and otherwise consummate the Contemplated Transactions is subject to the satisfaction (or waiver), at or prior to the Closing, of the following conditions:

7.1 Accuracy of Representations. Each of the representations and warranties made by Parent and Merger Sub in this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects at and as of the Closing as if made at and as of the Closing, except where the failure of the representations and warranties of Parent and Merger Sub to be accurate in all material respects would not reasonably be expected to have a material and adverse effect on the ability of Parent or Merger Sub to consummate the Merger; provided, however, that for purposes of determining the accuracy of such representations and warranties, all materiality and similar qualifications limiting the scope of such representations and warranties shall be disregarded.

7.2 Performance of Covenants. The covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing under the Agreement shall have been complied with and performed in all material respects.

7.3 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Entity and remain in effect, and there shall not be any applicable Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

8. Termination

8.1 Termination Events. This Agreement may be terminated prior to the Closing (whether before or after the adoption of this Agreement by the Company’s stockholders):

(a) by the mutual written consent of Parent and the Company;

(b) by Parent if the Closing has not taken place on or before 5:00 p.m. (California Time) on March 31, 2023 (the “End Date”) and any condition set forth in Section 6 has not been satisfied or waived as of the time of termination (other than as a result of any failure on the part of Parent or Merger Sub to comply with or perform any covenant or obligation of Parent or Merger Sub set forth in this Agreement); provided, however, that if, on such date, any of the conditions to the Closing set forth in Section 6.3, 6.7 or 6.8 have not been satisfied but all other conditions to the Closing either have been satisfied or waived or would be satisfied if the Closing were to occur on such date, then Parent may (but shall not be obligated to) elect, by written notice to the Company, to extend the End Date to June 30, 2023 and such date shall become the “End Date” for all purposes of this Agreement;

(c) by the Company if the Closing has not taken place on or before 5:00 p.m. (California Time) on the End Date and any condition set forth in Section 7 has not been satisfied or waived as of the time of termination (other than as a result of any failure on the part of the Company to comply with or perform any covenant or obligation set forth in this Agreement);

(d) by Parent or the Company if: (i) a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable Order or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or (ii) there shall be any applicable Legal Requirement enacted, promulgated, issued or deemed applicable to the Merger by any Governmental Entity that would make consummation of the Merger illegal;

(e) by Parent if: (i) any representation and warranty of the Company contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that any of the conditions set forth in Section 6.1 would not be satisfied; or (ii) any of the covenants of the Company contained in this Agreement shall have been breached such that the conditions set forth in Section 6.2 would not be satisfied; provided, however, that, in the case of each of clauses “(i)” and “(ii)”, if an inaccuracy in any of the representations and warranties of the Company as of a date subsequent to the date of this Agreement or a breach of a covenant by the Company is curable by the Company through the use of reasonable efforts within 10 days after Parent notifies the Company in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Parent may not terminate this Agreement under this Section 8.1(e) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period, provided the Company, during the Company Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(e) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Company Cure Period);

(f) by the Company if: (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that any of the conditions set forth in Section 7.1 would not be satisfied; or (ii) if any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that if an inaccuracy in any of Parent’s representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Parent is curable by Parent through the use of reasonable efforts within 10 days after the Company notifies Parent in writing of the existence of such inaccuracy or breach (the “Parent Cure Period”), then the Company may not terminate this Agreement under this Section 8.1(f) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period, provided Parent, during the Parent Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(f) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Parent Cure Period); and

(g) by Parent if written consents adopting this Agreement by the Required Stockholder Vote shall not have been duly executed and delivered within two hours after the execution and delivery of this Agreement.

8.2 Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 8.1, Parent shall deliver to the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 8.1, the Company shall deliver to Parent a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.

8.3 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) neither the Company nor Parent shall be relieved of any obligation or liability arising from any prior material breach by such party of any representation and warranty, or any willful breach by such party of any covenant or obligation, contained in this Agreement; (b) the Company shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 5.3; (c) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 10; and (d) the parties (other than the Securityholders’ Agent) shall, in all events, remain bound by and continue to be subject to the Confidentiality Agreement.

9. Indemnification, Etc.

9.1 Survival of Representations, Etc.

(a) General Survival. Subject to Sections 9.1(b), 9.1(c) and 9.1(f), the representations and warranties made by the Company in this Agreement and the representations and warranties set forth in the Company Closing Certificate, in each case other than the Specified Representations, the IP Representations and the Tax Representations, and the rights of the Indemnitees to be indemnified, compensated and reimbursed with respect to any breach of or inaccuracy in any of such representations and warranties, shall survive the Effective Time until 11:59 p.m. (California time) on the date that is 24 months after the Closing Date (the “General Representation Expiration Time”); provided, however, that if, at any time prior to the General Representation Expiration Time, any Indemnitee delivers to the Securityholders’ Agent a Notice of Claim alleging the existence of an inaccuracy in or breach of any of such representations and warranties, then the claim asserted in such Notice of Claim shall survive the General Representation Expiration Time until such time as such claim is fully and finally resolved.

(b) IP Representations. Notwithstanding anything to the contrary contained in Section 9.1(a), but subject to Section 9.1(f), each IP Representation, and the rights of the Indemnitees to be indemnified, compensated and reimbursed with respect to any breach of or inaccuracy in any of such representations and warranties, shall survive the Effective Time until 11:59 p.m. (California time) on the fifth anniversary of the Closing Date; provided, however, that if, at any time on or prior to the applicable expiration date referred to in this sentence, any Indemnitee delivers to the Securityholders’ Agent a Notice of Claim alleging the existence of an inaccuracy in or breach of IP Representation, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved.

(c) Specified Representations and Tax Representations. Notwithstanding anything to the contrary contained in Section 9.1(a) or Section 9.1(b), but subject to Section 9.1(f), each Specified Representation and each Tax Representation, and the rights of the Indemnitees to be indemnified, compensated and reimbursed with respect to any breach of or inaccuracy in any of such representations and warranties, shall survive the Effective Time until 11:59 p.m. (California time) on the date that is 60 days after the expiration of the longest statute of limitations (as it may be extended) applicable to such Specified Representation or such Tax Representation (as such statute of limitations pertains to the subject matter of such Specified Representation or Tax Representation or to the ability of Parent or any third party to make a claim relating to a breach of such Specified Representation or Tax Representation, whichever is later); provided, however, that if, at any time on or prior to the applicable expiration date referred to in this sentence, any Indemnitee delivers to the Securityholders’ Agent a Notice of Claim alleging the existence of an inaccuracy in or breach of any of such Specified Representations or such Tax Representations, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved.

(d) Covenants. Subject to Section 9.1(f), the rights of the Indemnitees to be indemnified, compensated and reimbursed with respect to the breach of any covenant or agreement of the Company contained in this Agreement: (i) that by its terms terminates at or prior to the Effective Time shall survive until 11:59 p.m. (California time) on the date that is 24 months after the Closing Date; and (ii) that by its terms does not terminate at or prior to the Effective Time shall survive indefinitely; provided, however, that if, at any time on or prior to the expiration date referred to clause “(i)” of this sentence, any Indemnitee delivers to the Securityholders’ Agent a Notice of Claim alleging a breach of any of such covenants or agreements, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved.

(e) Parent Representations and Covenants. All representations, warranties and covenants made by Parent and Merger Sub in this Agreement or in any certificate referred to in this Agreement shall terminate and expire as of the Effective Time, and any liability of Parent or Merger Sub with respect to such representations, warranties and covenants shall thereupon cease.

(f) Fraud. Notwithstanding anything to the contrary contained in Section 9.1(a), 9.1(b), 9.1(c) or 9.1(d), the limitations set forth in Sections 9.1(a), 9.1(b), 9.1(c) and 9.1(d) shall not apply in the event of any Fraud, intentional misrepresentation or willful misconduct.

(g) Representations Not Limited. The Company and the Securityholders’ Agent (on behalf of the Indemnitors) hereby agree that: (i) the Indemnitees’ rights to indemnification, compensation and reimbursement contained in this Section 9 relating to the representations, warranties, covenants and obligations of the Company, the Indemnitors and the Securityholders’ Agent are part of the basis of the bargain contemplated by this Agreement; and (ii) such representations, warranties, covenants and obligations, and the rights and remedies that may be exercised by the Indemnitees with respect thereto, shall not be waived, limited or otherwise affected by or as a result of (and the Indemnitees shall be deemed to have relied upon such representations, warranties, covenants and obligations notwithstanding) any knowledge on the part of any of the Indemnitees or any of their respective Representatives, regardless of whether such knowledge was obtained through any investigation by any Indemnitee or any Representative of any Indemnitee or through disclosure by any Acquired Company or any other Person, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement.

(h) Disclosure Schedule. For purposes of this Agreement, each statement or other item of information set forth or incorporated in a particular part or subpart of the Disclosure Schedule or in any update to the Disclosure Schedule shall be deemed to be a representation and warranty made by the Company in the corresponding section or subsection of this Agreement.

9.2 Indemnification.

(a) Indemnification. From and after the Effective Time (but subject to Section 9.1), each Indemnitor shall hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, such Indemnitor’s Indemnification Percentage of any Damages which are suffered or incurred at any time by any of the Indemnitees or to which any of the Indemnitees may otherwise become subject at any time (regardless of whether or not such Damages relate to any third party claim) and which arise from or are a result of, or are connected with:

(i) any inaccuracy in or breach of any representation or warranty made by the Company in this Agreement as of the date of this Agreement (without giving effect to: (A) any materiality or similar qualification limiting the scope of such representation or warranty; or (B) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement);

(ii) any inaccuracy in or breach of any representation or warranty made by the Company: (A) in this Agreement as if such representation or warranty was made at and as of the Closing; or (B) in the Company Closing Certificate (in each case, without giving effect to: (1) any materiality or similar qualification limiting the scope of such representation or warranty; or (2) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement);

(iii) any breach of any covenant or obligation of the Company or the Securityholders’ Agent in this Agreement;

(iv) regardless of the disclosure of any matter set forth in the Disclosure Schedule, any inaccuracy in or breach of any representation or warranty set forth in the Merger Consideration Spreadsheet Certificate or any inaccuracy in or omission of any information from the Merger Consideration Spreadsheet;

(v) regardless of the disclosure of any matter set forth in the Disclosure Schedule, any Liability of or with respect to any Acquired Company relating to any Tax, together with any Damages arising out of, in connection with or incidental to the determination, assessment or collection of any such Tax: (A) imposed on any Acquired Company or for which any Acquired Company is otherwise liable, or imposed on or with respect to any Indemnitee with respect to any Acquired Company, for any Pre-Closing Tax Period or for the portion of any Straddle Period ending on the Closing Date (as determined in accordance with the definition of “Straddle Period” in Exhibit A), including any Taxes attributable to income under Code Section 61(a)(12) recognized by the Acquired Companies as a result of payment of Indebtedness in connection with the Contemplated Transactions; (B) resulting from the inaccuracy in or breach of any of the Tax Representations (determined without regard to: (1) any materiality, Knowledge or similar qualification limiting the scope of such representation or warranty; or (2) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement); (C) of or imposed on any member of an affiliated, consolidated, combined or unitary group of which any Acquired Company (or any predecessor to any Acquired Company) is or was a member on or prior to the Closing Date by reason of Treasury Regulation Section 1.1502-6(a) or any analogous or similar Legal Requirement; (D) of or imposed on any other Person for which any Acquired Company is or has been liable as a transferee or successor, by Contract or assumption or otherwise; (E) imposed on Parent or any of its Affiliates (including any Acquired Company) as a result of any amount required to be included in income by Parent or any of its Affiliates under Section 951 of the Code attributable to “subpart F income” (as defined in Section 952 of the Code) of any Acquired Company or under Section 951A of the Code in respect of “global intangible low taxed income” of any Acquired Company, with respect to any taxable period (or portion thereof) ending on or before the Closing Date of any “controlled foreign corporation” within the meaning of Section 957 of the Code (“CFC”) which, in the case of any Straddle Period of a CFC shall be determined on a closing of the books basis as if the taxable year of the CFC had ended as of the close of business on the Closing Date; or (F) that is a transfer, documentary, sales, use, registration or other Tax (including all applicable real estate transfer or gains Taxes and stock transfer Taxes) incurred in connection with this Agreement or any of the Contemplated Transactions, in each case, other than any Taxes included in the Accrued Tax Amount that have actually resulted in a dollar-for-dollar reduction of the Cash Consideration;

(vi) regardless of the disclosure of any matter set forth in the Disclosure Schedule, any claim asserted or held by any current, former or alleged stockholder, option holder, warrant holder or other security holder of the Company, any holder of a Company Note or any other Person (A) relating to this Agreement, any other Transaction Document or any of the Contemplated Transactions or any failure or alleged failure to comply with any provision of the Charter Documents of any Acquired Company, (B) alleging or involving any ownership of, interest in or right to acquire any shares or other securities of any Acquired Company or (C) that is in any way inconsistent with, or that involves an allegation of facts inconsistent with, any of the information set forth in Section 2.2, in Part 2.2 of the Disclosure Schedule or in the Merger Consideration Spreadsheet, any Earnout Allocation Spreadsheet, any Indemnification Percentage Schedule or any Holdback Percentage Schedule;

(vii) regardless of the disclosure of any matter set forth in the Disclosure Schedule, the exercise by any stockholder of the Company of such stockholder’s appraisal rights under the DGCL, including any payment or issuance required to be made to such stockholder that is in excess of the consideration contemplated by Section 1.5 that such stockholder would otherwise have received;

(viii) regardless of the disclosure of any matter set forth in the Disclosure Schedule, any claim or right asserted or held by any Person who is or at any time was an officer, director, employee or agent of any Acquired Company involving a right or entitlement to indemnification, reimbursement or advancement of expenses or any other relief or remedy with respect to any act or omission on the part of such Person or any event or other circumstance that arose, occurred or existed at or prior to the Effective Time;

(ix) any Fraud, intentional misrepresentation or willful misconduct on the part of or committed by any Acquired Company or any Representative of any Acquired Company (whether or not such Representative was acting on behalf of any Acquired Company);

(x) any claim asserted or held by any Person that, if meritorious: (A) would constitute or give rise to an inaccuracy in or breach of any of the representations or warranties made by the Company in this Agreement (without giving effect to (1) any materiality or similar qualification limiting the scope of such representation or warranty or (2) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement); or (B) would otherwise constitute a matter described in Section 9.2(a); or

(xi) any matter referred to on Schedule 9.2(a)(xi).

(b) Damage to Parent. The parties acknowledge and agree that, if the Surviving Corporation suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation set forth in this Agreement or in connection with any of the matters referred to in this Section 9.2, then (without limiting any of the rights of the Surviving Corporation as an Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred Damages as a result of and in connection with such inaccuracy or breach or in connection with such matters.

9.3 Limitations.

(a) Basket Amounts. Subject to Section 9.3(b), the Indemnitors shall not be required to make any indemnification payment pursuant to Section 9.2(a)(i) or Section 9.2(a)(ii) for any inaccuracy in or breach of any representation or warranty in this Agreement or pursuant to Section 9.2(a)(x)(A) (in respect of any matter referred to in Section 9.2(a)(i) or Section 9.2(a)(ii)) until such time as: (i) the amount of Damages that have been suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, with respect to an individual claim exceeds $5,000 (it being agreed and understood that all Damages, whether in a single claim or in a group of related claims, relating to a particular fact, event, circumstance or occurrence (or a series of related facts, events, circumstances or occurrences, or facts, events, circumstances or occurrences having the same underlying, non-generic factual or legal basis) shall be aggregated for this purpose); and (ii) the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies or breaches of any representations or warranties) that have been suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, exceeds $425,000 (the “Basket Amount”) in the aggregate. If the total amount of such Damages exceeds the Basket Amount, then the Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for the entire amount of such Damages, and not merely the portion of such Damages exceeding the Basket Amount.

(b) Applicability of Basket Amounts. The limitation set forth in Section 9.3(a) shall not apply to (and shall not limit the indemnification or other obligations of any Indemnitor for or with respect to): (i) inaccuracies in or breaches of any of the Specified Representations, IP Representations or any of the Tax Representations; (ii) the matters referred to in Sections 9.2(a)(iii) through 9.2(a)(xi)(inclusive); (iii) the matters referred to in Section 9.2(a)(x) (to the extent related to any of the matters referred to in clauses “(i)” or “(ii)” of this sentence); or (iv) in the case of any Fraud, intentional misrepresentation or willful misconduct.

(c) Liability Cap. Subject to Section 9.3(d), the total dollar amount of the indemnification payments that the Indemnitors can be required to make to the Indemnitees pursuant to Section 9.2 resulting from the matters referred to in Sections 9.2(a)(i), 9.2(a)(ii) and Section 9.2(a)(x)(A) (in respect of any matter referred to in Section 9.2(a)(i) or Section 9.2(a)(ii)) shall be limited to $15,000,000.

(d) Applicability of Liability Cap. The limitation set forth in Section 9.3(c) shall not apply to (and shall not limit the indemnification or other obligations of any Indemnitor for or with respect to): (i) inaccuracies in or breaches of any of the Specified Representations, IP Representations or any of the Tax Representations; (ii) the matters referred to in Section 9.2(a)(iii) through 9.2(a)(xi) (inclusive); (iii) the matters referred to in Section 9.2(a)(x) (to the extent related to any of the matters referred to in clauses “(i)” or “(ii)” of this sentence); or (iv) in the case of any Fraud, intentional misrepresentation or willful misconduct. Subject to Section 10.3, the total amount of indemnification payments that each Indemnitor that did not commit Fraud, intentional misrepresentation or willful misconduct shall be required to make to the Indemnitees: (A) pursuant to Sections 9.2(a)(i), 9.2(a)(ii) and Section 9.2(a)(x)(A) in respect of any IP Representation shall be limited to 35% of the total consideration paid or payable to such Indemnitor pursuant to this Agreement or any Note Surrender Agreement (including any portion thereof attributed to the Holdbacks and any Taxes deducted or withheld therefrom); and (B) except as otherwise provided in this sentence, pursuant to Section 9.2(a) shall be limited to the total consideration paid or payable to such Indemnitor pursuant to this Agreement or any Note Surrender Agreement (including any portion thereof attributed to the Holdbacks and any Taxes deducted or withheld therefrom) (in each case, with each share of Initial Stock Consideration issued to such Indemnitor being valued at the Parent Trading Price, and each share of Earnout Stock Consideration issued to such Indemnitor being valued at the Earnout Parent Trading Price).

(e) Effect of Indemnification Payments. To the extent permitted by applicable Legal Requirements, indemnification payments made pursuant to this Section 9 shall be treated by all parties as adjustments to the aggregate consideration paid in the Merger.

9.4 No Contribution. Each Indemnitor waives, and acknowledges and agrees that such Indemnitor shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity, right to reimbursement or advancement of expenses or other right or remedy against the Surviving Corporation or any Acquired Company in connection with any indemnification, compensation or reimbursement obligation or any other liability to which such Indemnitor may become subject under or in connection with this Agreement or any other Transaction Document. Effective as of the Closing, the Securityholders’ Agent, on behalf of itself and each Indemnitor, expressly waives and releases any right of subrogation, contribution, advancement, reimbursement or indemnification and any other claim that the Securityholders’ Agent or such Indemnitor may have, against Parent, any Affiliate of Parent, the Surviving Corporation or any Acquired Company.

9.5 Defense of Third Party Claims. In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against the Surviving Corporation, any Acquired Company, Parent or any other Person) with respect to which any Indemnitor may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnitee pursuant to this Section 9, Parent shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own. If Parent so proceeds with the defense of any such claim or Legal Proceeding:

(a) subject to the limitations contained in this Section 9, all reasonable expenses relating to the defense of such claim or Legal Proceeding shall be borne and paid exclusively by the Indemnitors;

(b) each Indemnitor shall make available to Parent any documents or other materials in such Indemnitor’s possession or control or in the control of any of such Indemnitor’s Representatives that may be necessary or otherwise relevant to the defense of such claim or Legal Proceeding; and

(c) Parent shall have the right to settle, adjust or compromise such claim or Legal Proceeding; provided, however, that if Parent settles, adjusts or compromises any such claim or Legal Proceeding without the consent of the Securityholders’ Agent, such settlement, adjustment or compromise shall not be conclusive evidence of the amount of Damages incurred by the Indemnitee in connection with such claim or Legal Proceeding (it being understood that if Parent requests that the Securityholders’ Agent consent to a settlement, adjustment or compromise, the Securityholders’ Agent shall not unreasonably withhold, condition or delay such consent).

If Parent does not elect to proceed with the defense of any such claim or Legal Proceeding, the Securityholders’ Agent may proceed with the defense of such claim or Legal Proceeding at the expense of the Indemnitors with counsel reasonably satisfactory to Parent; provided, however, that the Securityholders’ Agent may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of Parent (which consent may not be unreasonably withheld, conditioned or delayed). Parent shall give the Securityholders’ Agent prompt notice of the commencement of any Legal Proceeding against Parent, Merger Sub or the Company with respect to which Parent intends to demand indemnification from the Indemnitors; provided, however, that any failure on the part of Parent to so notify the Securityholders’ Agent shall not limit any of the obligations of the Indemnitors under this Section 9 (except to the extent such failure materially prejudices the defense of such Legal Proceeding).

9.6 Indemnification Claim Procedure. Subject to Section 10.9(b), any claim for indemnification, compensation or reimbursement pursuant to this Section 9 (whether or not related to a claim or Legal Proceeding asserted or commenced by a third party) shall be brought and resolved exclusively as follows (and, at the option of any Indemnitee, any claim based upon Fraud, intentional misrepresentation or willful misconduct may be brought and resolved as follows):

(a) Notice of Claim. If any Indemnitee has or claims in good faith to have incurred, paid, accrued, reserved or suffered, or believes in good faith that it may incur, pay, accrue, reserve or suffer, Damages for which it is or may be entitled to be held harmless, indemnified, compensated or reimbursed under this Section 9 or for which it is or may be entitled to a monetary or other remedy (including in the case of a claim based on Fraud, intentional misrepresentation or willful misconduct), such Indemnitee may deliver a notice of claim (a “Notice of Claim”) to the Securityholders’ Agent. Each Notice of Claim shall: (i) contain a brief description of the facts and circumstances supporting such Indemnitee’s claim; and (ii) if practicable, contain a good faith, non-binding, preliminary estimate of the total dollar amount to which the Indemnitee might be entitled (the aggregate amount of such estimate, as it may be modified by such Indemnitee from time to time, being referred to as the “Claimed Amount”). The Securityholders’ Agent and the Indemnitors hereby waive, and agree not to assert, any rights or defenses they might otherwise have in connection with any delay by Parent or any other Indemnitee in delivering a Notice of Claim, provided that such Notice of Claim is delivered to the Securityholders’ Agent prior to the expiration of the applicable survival period specified in Section 9.1.

(b) Dispute Procedure. During the 20-day period commencing upon the delivery by an Indemnitee to the Securityholders’ Agent of a Notice of Claim (the “Dispute Period”), the Securityholders’ Agent may deliver to the Indemnitee who delivered the Notice of Claim a written response (the “Response Notice”) in which the Securityholders’ Agent: (i) agrees that the full Claimed Amount is owed to such Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount (the “Agreed Amount”) is owed to the Indemnitee; or (iii) states that no part of the Claimed Amount is owed to such Indemnitee. If the Response Notice is delivered in accordance with clause “(ii)” or clause “(iii)” of the preceding sentence, such Response Notice shall also contain a brief description of the facts and circumstances supporting the Securityholders’ Agent’s claim that only a portion or no part of the Claimed Amount is owed to the Indemnitee, as the case may be. Any part of the Claimed Amount that is not agreed to be owed to the Indemnitee pursuant to the Response Notice (or the entire Claimed Amount, if the Securityholders’ Agent asserts in the Response Notice that no part of the Claimed Amount is owed to the Indemnitee) is referred to in this Agreement as the “Contested Amount” (it being understood that the Contested Amount shall be modified from time to time to reflect any modifications by the Indemnitee to the Claimed Amount). If a Response Notice is not received by the Indemnitee prior to the expiration of the Dispute Period, then the Securityholders’ Agent shall be conclusively deemed to have agreed that the full Claimed Amount is owed to the Indemnitee.

(c) Payment of Claimed Amount. If: (i) the Securityholders’ Agent delivers a Response Notice to the Indemnitee agreeing that the full Claimed Amount is owed to the Indemnitee; or (ii) the Securityholders’ Agent does not deliver a Response Notice to the Indemnitee during the Dispute Period, then: (A) Parent shall be entitled to retain indefinitely, and have no obligation to issue, from the Indemnity Holdback a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to (1) the Claimed Amount, divided by (2) the Holdback Parent Trading Price; and (B) if the amount available in the Indemnity Holdback is insufficient to cover the full Claimed Amount, then, subject to the limitations provided for in Section 9.3(c), each Indemnitor shall, within 10 Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period, pay such Indemnitor’s Indemnification Percentage of the amount of such shortfall to the Indemnitee.

(d) Payment of Agreed Amount. If the Securityholders’ Agent delivers a Response Notice to the Indemnitee during the Dispute Period agreeing that less than the full Claimed Amount is owed to the Indemnitee, then: (i) Parent shall be entitled to retain indefinitely, and have no obligation to issue, from the Indemnity Holdback a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to (1) the Agreed Amount, divided by (2) the Holdback Parent Trading Price; and (ii) if the amount available in the Indemnity Holdback is insufficient to cover the full Agreed Amount, then, subject to the limitations provided for in Section 9.3(c), each Indemnitor shall, within 10 Business Days following the delivery of such Response Notice, pay such Indemnitor’s Indemnification Percentage of the amount of such shortfall to the Indemnitee.

(e) Resolution Between the Parties. If the Securityholders’ Agent delivers a Response Notice to the Indemnitee during the Dispute Period indicating that there is a Contested Amount, the Securityholders’ Agent and the Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Indemnitee and the Securityholders’ Agent resolve such dispute, then their resolution of such dispute shall be binding on the Securityholders’ Agent, the Indemnitors and such Indemnitee and a settlement agreement stipulating the amount owed to the Indemnitee (the “Stipulated Amount”) shall be signed by the Indemnitee and the Securityholders’ Agent. Following the execution of such settlement agreement: (i) Parent shall be entitled to retain indefinitely, and have no obligation to issue, from the Indemnity Holdback a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to (1) the Stipulated Amount, divided by (2) the Holdback Parent Trading Price; and (ii) if the amount available in the Indemnity Holdback is insufficient to cover the full Stipulated Amount, then, subject to the limitations provided for in Section 9.3(c), each Indemnitor shall, within 10 Business Days following the execution of such settlement agreement (or such shorter period of time as may be set forth in the settlement agreement), pay such Indemnitor’s Indemnification Percentage of the amount of such shortfall to the Indemnitee.

(f) Arbitration. If the Securityholders’ Agent and the Indemnitee are unable to resolve the dispute relating to any Contested Amount during the 20-day period commencing upon the delivery of the Response Notice to the Indemnitee, then such dispute (an “Arbitrable Dispute”) shall be settled by binding arbitration. Notwithstanding the immediately preceding sentence, nothing in this Section 9.6 shall prevent the Indemnitee from seeking and obtaining preliminary injunctive relief or other equitable relief from a court of competent jurisdiction pending settlement of any Arbitrable Dispute.

(i) Except as otherwise provided in this Agreement, any Arbitrable Dispute shall be resolved by arbitration in Orange County, California, in accordance with JAMS’ Comprehensive Arbitration Rules and Procedures (the “JAMS Rules”) then in effect. However, in all events, the provisions contained in this Agreement shall govern over any conflicting rules which may now or hereafter be contained in the JAMS Rules. A judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available if any judicial proceeding were instituted to resolve an Arbitrable Dispute. The existence of such arbitration and the terms of the Arbitrable Dispute shall be kept confidential by the Securityholders’ Agent and the Indemnitors; provided, however, that such parties may discuss the arbitration with those of their respective advisors, attorneys, directors, officers, members and Affiliates who agree to keep the existence of such arbitration and the terms of such Arbitrable Dispute confidential, and the Securityholders’ Agent may discuss the arbitration as required by law, and may discuss with the Effective Time Holders, in each case who have a need to know such information, provided that such persons are subject to confidentiality obligations with respect thereto.

(ii) Any such arbitration will be conducted before a panel of three arbitrators, each of whom will be compensated for his or her services at a rate to be determined by the Indemnitee and the Securityholders’ Agent or by JAMS, but based upon reasonable hourly or daily consulting rates for the arbitrator in the event the parties are not able to agree upon his or her rate of compensation.

(iii) There shall be three arbitrators. Each of the Indemnitee and the Securityholders’ Agent shall select one arbitrator within 20 days following submission of the dispute to JAMS by one of the parties. The two arbitrators so appointed shall nominate the third and presiding arbitrator (the Chair) within 20 days of the appointment of the second arbitrator (the three arbitrators shall be collectively referred to as the “Tribunal”). If either the Indemnitee or the Securityholders’ Agent fails to appoint an arbitrator, or if the two-party appointed arbitrators fail to appoint the Chair, within the time periods specified herein, JAMS will have the authority to select an arbitrator from a list of arbitrators who satisfy the criteria set forth in clause “(iv)” below.

(iv) Each arbitrator shall not have any past or current family, business or other relationship with the Indemnitee, any Acquired Company, the Securityholders’ Agent, any of the Indemnitors or any Affiliate, director or officer thereof, unless, following full disclosure of all such relationships, the Indemnitee and the Securityholders’ Agent agree in writing to waive such requirement with respect to the arbitrator in connection with such dispute. In addition, unless otherwise agreed to between the Indemnitee and the Securityholders’ Agent in writing, each arbitrator shall have at least 15 years’ experience in the negotiation of definitive merger and acquisition agreements involving privately held entities; provided, however, that if JAMS is not able to provide an arbitrator for such arbitration with the requisite experience set forth in this clause “(iv),” such arbitrator shall be a retired Article III Federal District Court judge.

(v) The Tribunal shall be instructed to hold up to five days of eight-hour hearings regarding the disputed matter within 60 days of his or her designation and to render an award no later than 30 days after the conclusion of such hearings, in each case unless otherwise mutually agreed in writing by the Indemnitee and the Securityholders’ Agent. The final decision of the Tribunal: (A) shall include the amount of the award to the Indemnitee (the “Award Amount”), if any; (B) shall be furnished to the Securityholders’ Agent and the Indemnitee in writing; and (C) shall constitute a final, non-appealable and conclusive determination of the issue(s) in question, shall be binding upon the Securityholders’ Agent, the Indemnitors and the Indemnitee and shall not be contested by any of them.

(vi) No discovery other than an exchange of relevant documents may occur in any arbitration commenced under the provisions of this Section 9.6. The Indemnitee and the Securityholders’ Agent agree to act in good faith to promptly exchange relevant non-privileged documents.

(vii) The Indemnitee and the Securityholders’ Agent (on behalf of the Indemnitors) will each pay 50% of the initial compensation to be paid to the Tribunal in any such arbitration and 50% of the costs of transcripts and other normal and regular expenses of the arbitration proceedings; provided, however, that: (A) the prevailing party in any arbitration will be entitled to an award of attorneys’ fees and costs; and (B) all costs of arbitration, other than those provided for above, will be paid by the losing party, and the Tribunal will be authorized to determine the identity of the prevailing party and the losing party. If the Indemnitee is found to be the prevailing party in any arbitration, the amount of the fees and expenses of the Indemnitee payable by the Indemnitors pursuant to this clause “(vii)” shall be added to the Award Amount.

(viii) The Tribunal chosen in accordance with these provisions will not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or any other provisions contained in this Section 9.6 or elsewhere in this Agreement.

(ix) Upon resolution of the Arbitrable Dispute in accordance with this Section 9.6: (A) Parent shall be entitled to retain indefinitely, and have no obligation to issue, from the Indemnity Holdback a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to (1) the Award Amount, divided by (2) the Holdback Parent Trading Price and (B) if the amount available in the Indemnity Holdback is insufficient to cover the full Award Amount, then, subject to the limitations provided for in Section 9.3(c), each Indemnitor shall, within 10 Business Days following the delivery of the final decision of the Tribunal (or such shorter period as may be set forth in such final decision), pay such Indemnitor’s Indemnification Percentage of the amount of such shortfall to the Indemnitee. Any ruling or decision of the Tribunal may be enforced in any court of competent jurisdiction.

(g) Indemnification Percentage. For purposes of this Agreement, each Indemnitor’s “Indemnification Percentage” as of any given time shall be deemed to be equal to the fraction (a) having a numerator equal to the aggregate amount of Merger Consideration that such Indemnitor has received as of such time and (b) having a denominator equal to the aggregate amount of Merger Consideration that all Indemnitors have received as of such time; for the avoidance of doubt, (i) such fraction shall not include any amounts that have not been paid or issued to the Indemnitors, (ii) for purposes of this definition, any stock consideration shall be valued as of the time it was issued, and (iii) the aggregate Indemnification Percentages shall at all times equal 100%. The Securityholder’s Agent shall deliver to Parent a schedule (each, an “Indemnification Percentage Schedule”) setting forth each Indemnitor’s Indemnification Percentage at the Closing (with the Merger Consideration Spreadsheet), following the final determination of any Earnout in accordance with Section 1.9 (with the Earnout Allocation Spreadsheet), and prior to any release of any Holdback to the Indemnitors. Parent shall be entitled to rely on the applicable Indemnification Percentage Schedule for all purposes under this Section 9, and Parent shall have no liability whatsoever to any Indemnitor (nor shall any Indemnitor seek to recover any losses) resulting from or with respect to any inaccuracies in any Indemnification Percentage Schedule.

(h) Order of Recourse. Except in the event of Fraud, intentional misrepresentation or willful misconduct (which shall not be subject to this Section 9.6(h)), all claims by an Indemnitee for indemnification, compensation or reimbursement pursuant to this Section 9 shall be recovered: (a) first, from the Indemnity Holdback; (b) second, after complying with clause “(a)” (to the extent of the amount of the Indemnity Holdback then in effect), Parent shall have the right to withhold and deduct any sum that is or may be owed to any Indemnitee pursuant to this Section 9 from any Earnout Consideration that becomes payable or issuable to an Indemnitor pursuant to Section 1.9; and (c) third, after complying with clauses “(a)” and “(b)” (with complying with clause “(b)” meaning either the Earnout is fully paid and/or issued to the Indemnitors or the aggregate amount of the claims made by the Indemnitees for indemnification, compensation or reimbursement pursuant to this Section 9 exceeds any Earnout that has become payable to the Indemnitees), directly from the Indemnitors in accordance with each Indemnitor’s Indemnification Percentage. For purposes of the foregoing clause “(a),” Parent shall have the right to withhold and deduct any sum that is or may be owed to any Indemnitee pursuant to this Section 9 from the Indemnity Holdback; and for purposes of this Agreement, “Holdback Parent Trading Price” means the VWAP of one share of Parent Common Stock as reported on Nasdaq for the period of 20 consecutive trading days ending on (and including) the 60th trading day following the date of final resolution of the Claimed Amount (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events). For purposes of the foregoing clause “(b),” Parent shall have the right to withhold and deduct from any such Earnout Consideration the full amount of any sum that is or may be owed by the Indemnitors to any Indemnitee pursuant to this Section 9 dollar-for-dollar.

(i) Release of Indemnity Holdback. Promptly after the General Representation Expiration Time, Parent shall notify the Securityholders’ Agent in writing of the dollar amount that Parent determines in good faith to be necessary to satisfy all claims made by an Indemnitee pursuant to Section 9.2(a) that have been asserted, but not fully and finally resolved prior to the General Representation Expiration Time in accordance with this Section 9.6 (such unresolved claims being referred to as the “Unresolved Claims” and such aggregate amount being referred to as the “Retained Holdback Amount”). Within 10 Business Days after the General Representation Expiration Time, Parent shall, subject to Section 9.6(k), release to the Payment Agent from the Indemnity Holdback, for issuance to each Indemnitor, a number of shares equal to such Indemnitor’s Holdback Percentage of: (i) the amount, if any, by which the aggregate amount remaining in the Indemnity Holdback as of the General Representation Expiration Time exceeds (ii) the Retained Holdback Amount.

(j) Resolution of Unresolved Claims. Following the General Representation Expiration Time, if an Unresolved Claim is finally resolved, then Parent shall, subject to Section 9.6(k), within five Business Days after the final resolution of such Unresolved Claim and the delivery to the Indemnitee of the amount to be delivered to the Indemnitee from the Indemnity Holdback pursuant to this Section 9, release to the Payment Agent from the Indemnity Holdback for issuance to each Indemnitor, an amount equal to such Indemnitor’s Holdback Percentage of the amount, if any, by which the aggregate amount remaining in the Indemnity Holdback as of the time of such disbursement exceeds the amount that Parent determines in good faith to be necessary to satisfy all remaining Unresolved Claims (which amounts will continue to be held in the Indemnity Holdback).

(k) Other Terms of Release of Indemnity Holdback. Notwithstanding anything to the contrary contained in this Agreement:

(i) if any amount is due to be released to a particular Indemnitor from the Indemnity Holdback prior to the Payment Compliance Date for such Indemnitor, Parent shall retain such amount until the Payment Compliance Date for such Indemnitor, and Parent shall issue or cause to be issued such amount to such Indemnitor reasonably promptly following such Payment Compliance Date. For purposes of this Agreement, the “Payment Compliance Date” means: (A) for a particular Non-Dissenting Stockholder, the first date upon which such Non-Dissenting Stockholder has validly executed and delivered a properly completed Letter of Transmittal and has surrendered all Company Stock Certificates formerly evidencing the Capital Stock held by such Non-Dissenting Stockholder (or the right to acquire Capital Stock held by such Non-Dissenting Stockholder) in accordance with Section 1.11; and (B) for a particular Noteholder, the first date upon which such Noteholder has delivered a duly executed Payoff Letter; and

(ii) each issuance to be made from the Indemnity Holdback to a particular Indemnitor shall be effected: (A) with respect to each share of Outstanding Capital Stock formerly held by such Indemnitor, in accordance with the delivery instructions set forth in such Indemnitor’s Letter of Transmittal (unless the Securityholders’ Agent provides updated delivery instructions to Parent); and (B) with respect to an Outstanding Company Note, in accordance with the delivery instructions set forth in such Indemnitor’s Payoff Letter (unless the Securityholders’ Agent provides updated delivery instructions to Parent and the Payment Agent).

9.7 Setoff. In addition to Section 9.6 and any rights of setoff or other similar rights that Parent or any of the other Indemnitees may have at common law or otherwise, Parent shall have the right to withhold and deduct any sum that is or may be owed to any Indemnitee by any Indemnitor under this Section 9 from any amount otherwise payable or issuable by any Indemnitee to such Indemnitor under any Transaction Document or otherwise in connection with any of the Contemplated Transactions.

9.8 Exercise of Remedies Other Than by Parent. No Indemnitee (other than Parent or any successor thereto or assign thereof) shall be permitted to assert any claim for indemnification, compensation or reimbursement or exercise any other remedy under this Agreement unless Parent (or any successor thereto or assign thereof) shall have consented to the assertion of such claim for indemnification, compensation or reimbursement or the exercise of such other remedy.

9.9 Exclusive Remedy. Except in the event of Fraud, intentional misrepresentation or willful misconduct, and except for equitable remedies, from and after the Closing, the rights to indemnification, compensation and reimbursement set forth in this Section 9 shall be the sole and exclusive post-Closing monetary remedy of the Indemnitees for any Damages resulting from or arising out of any breach of this Agreement by the Company. This Section 9.9 shall not apply to Section 10.1, which shall be enforceable by the Securityholders’ Agent in its entirety against the Effective Time Holders.

9.10 Tax Matters.

(a) Parent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Acquired Companies for Pre-Closing Tax Periods and Straddle Periods required to be filed after the Closing Date. Parent shall timely pay, or cause to be timely paid, subject to Section 9.10(b), all Taxes shown due thereon. All such Tax Returns for Pre-Closing Tax Periods referred to in the preceding sentence shall be prepared consistent with the past practices of the relevant Acquired Company in all material respects, except as otherwise required by Legal Requirements. Parent shall use commercially reasonable efforts to provide all such income Tax Returns to the Securityholders’ Agent for their review and comment, which Parent shall consider in good faith, reasonably in advance of the applicable filing due date, including extensions.

(b) Parent shall be entitled to retain for three (3) years following the filing of the U.S. federal income Tax Return for the taxable year ending December 31, 2022, from the Indemnity Holdback the amount of Taxes for which, as reasonably determined by Parent, the Indemnitors are responsible pursuant to the provisions of Section 9.2. For the avoidance of doubt, no payments made pursuant to this Section 9.10(b) shall relieve the Indemnitors from their indemnification obligations pursuant to Section 9.2 to the extent the amount of Taxes as ultimately determined, on audit or otherwise, for the periods covered by such Tax Returns exceeds the amount of the payment made pursuant to this Section 9.10(b).

(c) Parent and the Securityholders’ Agent (after the Closing) shall cooperate fully with each other in connection with the preparation of any Tax Return of, and with any audit examination or Legal Proceeding relating to any Liability relating to Taxes imposed on, the Acquired Companies for any Pre-Closing Tax Period, including furnishing or making available during normal business hours records, personnel (as reasonably required), books of account, or other materials reasonably necessary or useful for the preparation of any such Tax Return, the conduct of any audit examination or the defense of any claim by any Taxing Authority relating to the imposition of any Tax; provided, however, that nothing in this Section 9.10(c) shall require Parent to provide the Securityholders’ Agent with any consolidated, combined, unitary or other Tax Return of Parent.

(d) Any and all Tax allocation or Tax sharing agreements between any of the Acquired Companies, on the one hand, and any other Person, on the other, shall be terminated as of the Closing Date and, from and after the Closing Date, none of the Acquired Companies shall be obligated to make any payment pursuant to any such agreement for any past or future period.

10. Miscellaneous Provisions

10.1 Securityholders’ Agent.

(a) Appointment. By virtue of the adoption of this Agreement and receiving the benefits thereof, including any consideration payable hereunder, and the approval of the Merger and the other Contemplated Transactions and the execution and delivery of a Note Surrender Agreement, each of the Effective Time Holders irrevocably nominate, constitute and appoint Shareholder Representative Services LLC, as of the Closing, as the agent, representative, and true and lawful attorney in fact of the Effective Time Holders (the “Securityholders’ Agent”), for all purposes in connection with this Agreement, and any related agreements, with full power of substitution, to act in the name, place and stead of the Effective Time Holders for purposes of (i) acting for all of the Effective Time Holders with regard to all matters pertaining to this Agreement and the Transaction Documents and executing and delivering all amendments, waivers, ancillary agreements, certificates and documents that the Securityholders’ Agent deems necessary or appropriate in connection with the consummation of the Merger and the Contemplated Transactions, including, without limitation, the Registration Rights and Lock-up Agreement and (ii) executing any documents and taking any actions that the Securityholders’ Agent may, in the Securityholders’ Agent’s sole discretion, determine to be necessary, desirable or appropriate in connection with any claim for indemnification, compensation or reimbursement under Section 9 or any of the matters described in Section 1.9. Shareholder Representative Services LLC hereby accepts its appointment as the Securityholders’ Agent.

(b) Authority. The Effective Time Holders grant to the Securityholders’ Agent full authority to execute, deliver, acknowledge, certify and file on behalf of such Effective Time Holders (in the name of any or all of the Effective Time Holders or otherwise) any and all documents that the Securityholders’ Agent may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Securityholders’ Agent may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated by Section 10.1(a), including full power to execute, deliver, acknowledge, certify and file any Merger Consideration Spreadsheet, any Earnout Allocation Spreadsheet, any Indemnification Percentage Schedule and any Holdback Percentage Schedule. Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with the transactions contemplated hereby: (i) each Indemnitee shall be entitled to deal exclusively with the Securityholders’ Agent on all matters relating to any claim for indemnification, compensation or reimbursement under Section 9 or any of the matters described in Section 1.9; and (ii) each Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Effective Time Holder, by the Securityholders’ Agent, and on any other action taken or purported to be taken on behalf of any Effective Time Holder, by the Securityholders’ Agent, as fully binding upon such Effective Time Holder.

(c) Power of Attorney. The Effective Time Holders recognize and intend that the power of attorney granted in Section 10.1(a): (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Securityholders’ Agent; and (iii) shall survive the death, incapacity, dissolution, liquidation or winding up of each of the Effective Time Holders.

(d) Replacement. If the Securityholders’ Agent shall die, resign, become disabled or otherwise be unable to fulfill its responsibilities hereunder, the Effective Time Holders shall (by consent of those Persons entitled to receive at least a majority of the Cash Consideration), within 10 days after such death, resignation, disability or inability, appoint a successor to the Securityholders’ Agent (who shall be reasonably satisfactory to Parent) and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed the Securityholders’ Agent as Securityholders’ Agent hereunder. If for any reason there is no Securityholders’ Agent at any time, all references herein to the Securityholders’ Agent shall be deemed to refer to the Effective Time Holders.

(e) Expense Fund. In furtherance of the foregoing, each Effective Time Holder hereby authorizes Parent to withhold, or cause to be withheld, an aggregate amount equal to $300,000 (the “Expense Fund Amount”) from the amounts otherwise payable by Parent to the Effective Time Holders pursuant to Section 1.5(b) or 1.6, with each Effective Time Holder contributing an amount equal to such Effective Time Holder’s Pro Rata Share of the Expense Fund Amount. Promptly following the Effective Time, Parent shall cause the Payment Agent to deliver to the Securityholders’ Agent an amount in cash equal to the Expense Fund Amount (such funds being referred to as the “Expense Fund”), provided that the Payment Agent shall have first received an IRS Form W-9 duly executed by the Securityholders’ Agent as the Payment Agent may reasonably request to comply with applicable Legal Requirements, in each case, in form and substance reasonably satisfactory to the Payment Agent. The Expense Fund will be used for the purposes of paying directly, or reimbursing the Securityholders’ Agent for, any fees and expenses incurred in the performance of its duties pursuant to this Agreement. The Effective Time Holders will not receive any interest or earnings on the Expense Fund and hereby irrevocably transfer and assign to the Securityholders’ Agent any ownership right that they may otherwise have had in any such interest or earnings. The Securityholders’ Agent is not providing any investment supervision, recommendations or advice and will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence, bad faith or willful misconduct. The Effective Time Holders agree that the Securityholders’ Agent is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations with respect to any Effective Time Holder. The Securityholders’ Agent will hold the Expense Fund separate from its own corporate funds, will not use the Expense Fund for its operating expenses or any other corporate purposes and will not voluntarily make the Expense Fund available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Securityholders’ Agent’s responsibilities, the Securityholders’ Agent will deliver any remaining balance of the Expense Fund to the Payment Agent for further distribution to the Effective Time Holders in accordance with their Pro Rata Shares; provided that prior to such distribution, the Securityholders’ Agent shall prepare and deliver to Parent a spreadsheet allocating the amount to be released from the Expense Fund among the Effective Time Holders, and each distribution to be made from the Expense Fund to a particular Effective Time Holder shall be effected in accordance with the payment delivery instructions set forth in such Effective Time Holder’s Letter of Transmittal or such other payment instructions provided in writing to Parent. The Effective Time Holders agree that the Securityholders’ Agent is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Effective Time Holders at the time of the Closing.

(f) The Securityholders’ Agent will incur no liability in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its gross negligence or willful misconduct. The Securityholders’ Agent shall not be liable for any action or omission pursuant to the advice of counsel. The Effective Time Holders shall indemnify the Securityholders’ Agent against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the gross negligence or willful misconduct of the Securityholders’ Agent, the Securityholders’ Agent will reimburse the Effective Time Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. Representative Losses may be recovered by the Securityholders’ Agent from (i) the funds in the Expense Fund and (ii) any other funds that become payable to the Effective Time Holders under this Agreement at such time as such amounts would otherwise be distributable to the Effective Time Holders; provided, that while the Securityholders’ Agent may be paid from the aforementioned sources of funds, this does not relieve the Effective Time Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred. In no event will the Securityholders’ Agent be required to advance its own funds on behalf of the Effective Time Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Effective Time Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholders’ Agent hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Securityholders’ Agent or the termination of this Agreement.

10.2 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the Contemplated Transactions.

10.3 No Waiver Relating to Claims for Fraud. The liability of any Person under Section 9 will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based on such Person’s involvement in Fraud, intentional misrepresentation or willful misconduct. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Section 9, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity based on any other Person’s involvement in Fraud, intentional misrepresentation or willful misconduct, nor will any such provisions limit, or be deemed to limit: (a) the amounts of recovery sought or awarded in any such claim for Fraud, intentional misrepresentation or willful misconduct; (b) the time period during which a claim for Fraud, intentional misrepresentation or willful misconduct may be brought; or (c) the recourse which any such party may seek against another Person with respect to a claim for Fraud, intentional misrepresentation or willful misconduct.

10.4 Fees and Expenses. Subject to Section 9, and except as set forth in this Agreement, including Section 10.4, each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such party in connection with the Contemplated Transactions, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the investigation and review conducted by Parent and its Representatives with respect to the Acquired Companies’ business (and the furnishing of information to Parent and its Representatives in connection with such investigation and review); (b) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Contemplated Transactions; (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the Contemplated Transactions and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (d) the consummation of the Merger.

10.5 Attorneys’ Fees. If any action, suit or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement (other than with respect to a claim for indemnification, compensation or reimbursement pursuant to Section 9 that is brought and resolved in accordance with Section 9) is brought by one party against any other party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

10.6 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent on a Business Day by e-mail transmission before 5:00 p.m. (recipient’s time) on the day sent by e-mail transmission and receipt is confirmed by a non-automated response, on the date on which receipt is confirmed; (c) if sent by e-mail transmission on a day other than a Business Day and receipt is confirmed by a non-automated response, or if sent by e-mail transmission on a Business Day after 5:00 p.m. (recipient’s time) on the day sent by e-mail transmission and receipt is confirmed by a non-automated response, on the Business Day following the date on which receipt is confirmed; (d) if sent by registered, certified or first class mail, the third Business Day after being sent; and (e) if sent by overnight delivery via a national courier service, two Business Days after being delivered to such courier. All notices and other communications hereunder shall be delivered to the address or e-mail address set forth beneath the name of such party below (or to such other address or e-mail address as such party shall have specified in a written notice given to the other parties hereto):

If to Parent or Merger Sub:

indie Semiconductor, Inc.
32 Journey
Aliso Viejo, CA 92656

Attention: Chief Legal Officer
Email address: legal@indiesemi.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
855 Main Street

Suite 200

Redwood City, CA 94063
Attention: Keith A. Flaum
Email address:keith.flaum@hoganlovells.com

and

Hogan Lovells US LLP
390 Madison Avenue

New York, NY 10017
Attention: Adrienne Ellman
Email address: adrienne.ellman@hoganlovells.com

If to the Company:

Geo Semiconductor Inc.
101 Metro Drive, Suite 620
San Jose, CA 95110
Attention: Dave Orton
Email address: dorton@geosemi.com

with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP
167 Hamilton Avenue, Suite 200
Palo Alto, CA 94301
Attention: Terence M. Kelly
Email address: kelly.terry@dorsey.com

If to the Securityholders’ Agent:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202
Attention: Managing Director
Email address: deals@srsacquiom.com

10.7 Headings. The bold-faced headings and the underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

10.8 Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or other digital copies of signatures or by facsimile shall be sufficient to bind the parties to the terms of this Agreement.

10.9 Governing Law; Dispute Resolution.

(a) Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the state of Delaware irrespective of the choice of laws principles of the state of Delaware, as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies and in respect of the statute of limitations or any other limitations period applicable to any claim, controversy or dispute.

(b) Venue. Except as otherwise provided in Sections 1.9(e) and 10.9(c), any action, suit or other legal proceeding relating to this Agreement (including the enforcement of any provision of this Agreement), including an action, suit or other legal proceeding based upon Fraud, intentional misrepresentation or willful misconduct, shall be brought or otherwise commenced exclusively in any state or federal court located in the State of Delaware. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Delaware (and each appellate court located in the State of Delaware) in connection with any such action, suit or legal proceeding; (ii) agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or legal proceeding commenced in any state or federal court located in the State of Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or legal proceeding has been brought in an inconvenient forum, that the venue of such action, suit or legal proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(c) Indemnification Claims. Any claim for indemnification, compensation or reimbursement pursuant to Section 9 shall be brought and resolved (and, at the option of any Indemnitee, any claim made after the Closing based upon Fraud, intentional misrepresentation or willful misconduct relating to this Agreement or any of the Contemplated Transactions may be brought and resolved) in accordance with Section 9.6 (it being understood that, for the avoidance of doubt and without limiting any provision of Section 10.9(b): (i) at the option of any Indemnitee, any claim based upon Fraud, intentional misrepresentation or willful misconduct may be brought and resolved in accordance with Section 10.9(b) rather than in accordance with Section 9.6; and (ii) nothing in this Section 10.9(c) or elsewhere in this Agreement shall prevent any Indemnitee from seeking preliminary injunctive relief or any other equitable remedy from a court of competent jurisdiction).

10.10 Successors and Assigns. This Agreement shall be binding upon: (a) the Company and its successors and permitted assigns (if any); (b) Parent and its successors and assigns (if any); (c) Merger Sub and its successors and assigns (if any); (d) the Securityholders’ Agent and its successors and permitted assigns, if any; and (e) the Effective Time Holders. This Agreement shall inure to the benefit of: (i) the Company; (ii) Parent; (iii) Merger Sub; (iv) the other Indemnitees; and (v) the respective successors and permitted assigns (if any) of the foregoing. Parent may freely assign any or all of its rights and obligations under this Agreement (including its indemnification rights under Section 9), in whole or in part, to any other Person without obtaining the consent or approval of any other party hereto or of any other Person. Neither the Company nor the Securityholders’ Agent (after the Closing) shall be permitted to assign any of its rights or delegate any of its obligations under this Agreement without Parent’s prior written consent. Any attempted assignment or delegation by the Company or the Securityholders’ Agent (after the Closing) in violation of this Section 10.10 shall be null and void.

10.11 Remedies Cumulative; Specific Performance. Except as expressly set forth in this Agreement, the rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by a party of any covenant, obligation or other provision set forth in this Agreement: (a) the other parties shall be entitled, without proof of actual damages and without being required to prove that money damages are an inadequate remedy (in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) the other parties shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

10.12 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.13 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any action, suit or other legal proceeding arising out of or related to this Agreement or any of the Contemplated Transactions.

10.14 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, on behalf of the Company, Parent, Merger Sub and the Securityholders’ Agent; and (b) after the Closing Date, on behalf of Parent and the Securityholders’ Agent (acting exclusively for and on behalf of all of the Effective Time Holders).

10.15 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by applicable Legal Requirements.

10.16 Parties in Interest. Except for the provisions of Section 9, which may be enforced by the Indemnitees as set forth in Section 9, none of the provisions of this Agreement is intended to provide any rights or remedies to any employee, creditor or other Person other than Parent, Merger Sub, the Company and their respective successors and assigns (if any).

10.17 Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of: (a) the Effective Time; and (b) the date on which the Confidentiality Agreement is terminated or expires in accordance with its terms.

10.18 Disclosure Schedule. The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered Sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Disclosure Schedule; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation or warranty of the Company in this Agreement. The mere listing of a document or other item in, or attachment of a copy thereof to, the Disclosure Schedule will not be deemed adequate to disclose an exception to a representation or warranty made in this Agreement (unless the representation or warranty pertains directly to the existence of the document or other item itself).

10.19 Dorsey & Whitney LLP.

(a) Parent and the Company agree that, from and after the Closing, if, absent this sentence, any attorney-client privilege or attorney work-product protection would have applied to any communication between the securityholders of the Company (the “Sellers”) and the Company, on the one hand, and Dorsey & Whitney LLP, on the other hand, in the course of their engagement with Dorsey & Whitney LLP with regard to the negotiation and consummation of this Agreement and the other Transaction Documents, then neither Parent nor any of its Affiliates shall use any such communication described in clause “(i)” of this sentence against the Sellers or their respective Affiliates in connection with any dispute between the Sellers and their respective Affiliates, on one hand, and one or more of Parent, its Affiliates and/or the Surviving Corporation, on the other hand, with respect to this Agreement or any of the transactions contemplated by this Agreement; provided, however, that Dorsey & Whitney LLP shall have no duty whatsoever to reveal or disclose to the Company or Parent any such communications or files in its possession entered into in connection with the negotiation and consummation of this Agreement and the Transaction Documents; and provided, further, that the restriction contained in this Section 10.19(a) shall not apply to any such communication that reflects or demonstrates any Knowledge and/or intent of the Company, any Indemnitor or any director, officer or employee of the Company in connection with a dispute concerning (i) any actual or alleged breach of or inaccuracy in any representation or warranty contained in this Agreement that is qualified by the Knowledge of the Company or (ii) any claim based on Fraud, intentional misrepresentation or willful misconduct.

(b) Each party to this Agreement hereby acknowledges and agrees that Dorsey & Whitney LLP in the future may represent any of the Sellers (and any of their respective heirs, executors, administrators, affiliates, successors and assigns) (collectively, the “Seller Parties”) in any dispute, negotiation, controversy, arbitration, litigation or other matter arising in connection with this Agreement and the transactions contemplated hereby between any Seller on the one hand, and Parent (and any of its respective Affiliates, successors and assigns) (collectively, the “Buyer Entities”), on the other hand, even if such matters are directly adverse to the Company and each of the other Buyer Entities, and each of the Company and the other Buyer Entities hereby consents to such representation. Dorsey & Whitney LLP will not be required to notify the Company or any other Buyer Entity of any such representation as it arises. This consent and waiver is intended to be for the benefit of Dorsey & Whitney LLP, effective in all jurisdictions in which Dorsey & Whitney LLP practices, and to extend to any rights conferred on the Company or any other Buyer Entity by the professional rules of conduct of any such jurisdiction and any other statute, rule, decision or common law principle relating to conflicts of interest that may otherwise be applicable.

10.20 Construction.

(a) Gender; Etc. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) Ambiguities. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) Including. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) References. Except as otherwise indicated, all references to “Sections,” “Schedules” and “Exhibits” in this Agreement or in any Schedule or Exhibit to this Agreement are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement, respectively. Any Contract or statute defined or referred to in this Agreement or in Exhibit A means such Contract or statute, in each case, as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of statutes) by succession or comparable successor statutes. Any Contract defined or referred to in this Agreement or in Exhibit A shall include all exhibits, schedules and other documents or Contracts attached thereto. Any statute defined or referred to in this Agreement or in Exhibit A shall include all rules and regulations promulgated thereunder.

(e) Hereof. The terms “hereof,” “herein,” “hereunder,” “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f) Dollars; Exchange Rate. Any references in this Agreement to “dollars” or “$” shall be to U.S. dollars. Except as otherwise provided in this Agreement, for purposes of translating an amount denominated in a currency other than dollars into dollars as of a specified date, such amount shall be determined using the average closing rate for exchanges between such currency and dollars quoted by the Wall Street Journal (U.S. Edition) for the trading day immediately preceding such date. Notwithstanding the foregoing, for purposes of determining the amount of Damages suffered or incurred by an Indemnitee in connection with any claim under Section 9, any amount in respect of such claim, to the extent in a currency other than dollars, shall be converted from the applicable currency to dollars using the average closing rate for exchanges between such currency and dollars quoted by the Wall Street Journal (U.S. Edition) for the day that is two trading days prior to the date on which the related claim is resolved (through mutual agreement, arbitration or otherwise).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

indie Semiconductor, Inc.,
a Delaware corporation

By:	/s/ Thomas Schiller
Name:	Thomas Schiller
Title:	Chief Financial Officer & EVP of Strategy

Gonzaga Merger Sub Inc., a Delaware corporation

By:	/s/ Audrey Wong
Name:	Audrey Wong
Title:	Chief Legal Officer and Secretary

Geo Semiconductor Inc., a Delaware corporation

By:	/s/ David E. Orton
Name:	David E. Orton
Title:	CEO

Securityholders’ Agent:

Shareholder Representative Services LLC, solely in its capacity as the Securityholders’ Agent

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Managing Director

MERGER AGREEMENT SIGNATURE PAGE

EXHIBIT A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

“401(k) Plan” has the meaning assigned to such term in Section 4.5 of the Agreement.

“Accounting Principles” means GAAP applied on a basis consistent with the basis on which the Financial Statements were prepared (it being understood that if there is a conflict between GAAP and any accounting method, standard, policy, practice or estimation methodology used to prepare the Financial Statements, GAAP will govern).

“Accredited Investor” has the meaning assigned to such term under Rule 501(a) of Regulation D, as amended, under the Securities Act.

“Accrued Tax Amount” means the aggregate dollar amount of all Taxes payable by the Acquired Companies with respect to any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date that remain unpaid as of the Effective Time (it being understood and agreed that: (a) for purposes of calculating the amount of such Taxes, all (i) deferred amounts of Taxes, including payroll Taxes as a result of any COVID-19 Law shall be included (whether or not accrued for GAAP purposes), and (ii) Tax refunds, Tax credits and Tax receivables, shall be excluded; and (b) the Accrued Tax Amount shall not be less than zero); provided, however, that the Accrued Tax Amount shall not include any amount included in the Closing Indebtedness Amount or the Company Transaction Expenses and that actually resulted in a dollar-for-dollar reduction of the Cash Consideration.

“Acquired Company” means: (a) the Company; (b) each Subsidiary of the Company; and (c) for purposes of Section 2 of the Agreement, each corporation or other Entity that has been merged into, that has been consolidated with or that otherwise is a predecessor to any of the Entities identified in clauses “(a)” and “(b)” above. For purposes of the Agreement, if the Company has no Subsidiaries, then (i) all references to any Subsidiary of the Company shall be deemed to mean “Subsidiary of the Company (if any)” and (ii) any references to “Acquired Companies” or similar references shall be deemed to refer only to the Company.

“Acquired Company Data” means any data stored or processed by or on behalf of any Acquired Company (including any User Data, Personal Data and any listing or other content displayed, distributed or made available on or through any Acquired Company Web Site or Acquired Company Software, and any Trade Secret or confidential information of any Acquired Company or any of its customers or Channel Partners or any other Person) and any other information, data or compilation thereof used by, or necessary for the conduct of the business of, any Acquired Company.

“Acquired Company IP” means: (a) any Intellectual Property or Intellectual Property Right in which any of the Acquired Companies has (or purports to have) an ownership interest or an exclusive license or similar exclusive right in any field or territory; and (b) any Intellectual Property or Intellectual Property Right applicable to or incorporated or embodied in any of the Company Products.

“Acquired Company IP Contract” means any Company Contract that is a Customer Agreement or contains any assignment or license of, or any covenant not to assert or enforce, any Intellectual Property or Intellectual Property Right or that otherwise relates to any Acquired Company IP or any Intellectual Property developed by, with or for any of the Acquired Companies, including each Contract with a Company Associate.

“Acquired Company Privacy Policy” means each external or internal, past or present privacy policy of any Acquired Company, including any policy relating to: (a) the privacy of users of any Acquired Company Web Site or Acquired Company Software; (b) the data protection, processing, security, collection, storage, disclosure or transfer of any User Data or Personal Data; or (c) any employee information.

“Acquired Company Software” has the meaning assigned to such term in Section 2.11(l) of the Agreement.

“Acquired Company System” means any information technology or computer system (including software, hardware, equipment, databases and telecommunications infrastructure) for the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of electronic or other data or information, in each case that is used in or necessary for the conduct of the business of any of the Acquired Companies (including any Acquired Company Web Site).

“Acquired Company Web Site” means any public or private website, social media page or mobile application owned, maintained or operated at any time by or on behalf of any of the Acquired Companies, including the website at www.geosemi.com, and any online service made available by any Acquired Company.

“Acquisition Transaction” means any transaction or series of transactions involving:

(a) the sale, license, sublicense or disposition of all or a material portion of any Acquired Company’s business or assets, including Intellectual Property and Intellectual Property Rights;

(b) the grant, issuance, disposition or acquisition of: (i) any capital stock, unit or other equity security of, or equity interest in, any Acquired Company; (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock, unit or other equity security of, or equity interest in, any Acquired Company; or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock, unit or other equity security of any Acquired Company; or

(c) any merger, amalgamation, plan or scheme of arrangement, consolidation, business combination, reorganization or similar transaction involving any Acquired Company.

“Adjustment Holdback” has the meaning set forth in Section 1.12 of the Agreement.

“Adjustment Holdback Amount” means a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to $3,262,500, divided by the Parent Trading Price.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition and the Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person. The term “Affiliate” shall be deemed to include current and future “Affiliates.”

“Agreed Amount” has the meaning assigned to such term in Section 9.6(b) of the Agreement.

“Agreement” means the Agreement and Plan of Merger to which this Exhibit A is attached (including the Disclosure Schedule), as it may be amended from time to time.

“Arbitrable Dispute” has the meaning assigned to such term in Section 9.6(f) of the Agreement.

“Award Amount” has the meaning assigned to such term in Section 9.6(f)(v) of the Agreement.

“Balance Sheet Date” has the meaning assigned to such term in Section 2.5(a) of the Agreement.

“Basket Amount” has the meaning assigned to such term in Section 9.3(a) of the Agreement.

“Business Day” means any day other than: (a) a Saturday, Sunday or a federal holiday; or (b) a day on which commercial banks in Orange County, California are authorized or required to be closed.

“Buyer Entities” has the meaning assigned to such term in Section 10.19 of the Agreement.

“Capital Stock” means the Common Stock and Preferred Stock.

“Cash Consideration” means: (a) $90,000,000; plus (b) the Closing Cash Amount; minus (c) the aggregate amount of Company Transaction Expenses (determined using the Specified Exchange Rate, as applicable); minus (d) the Closing Indebtedness Amount; minus (e) the Accrued Tax Amount; plus (f) the Closing Working Capital Excess (if any); minus (g) the Closing Working Capital Shortfall (if any); in each case, as set forth in the Merger Consideration Spreadsheet (it being understood and agreed that if the Cash Consideration is less than or equal to zero, the Cash Consideration shall be deemed to be equal to zero).

“CERS” has the meaning assigned to such term in Section 2.8(cc).

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as amended, in effect as of the date of the Agreement.

“Certificate of Merger” has the meaning assigned to such term in Section 1.3 of the Agreement.

“CEWS” has the meaning assigned to such term in Section 2.8(cc).

“CFC” has the meaning assigned to such term in Section 9.2(a)(v) of the Agreement.

“Channel Partner” has the meaning assigned to such term in Section 2.19(e) of the Agreement.

“Charter Document” means the certificate of incorporation, bylaws, memorandum of association, certificate of association, limited partnership agreement, operating agreement or equivalent governing document of an Entity, in each case as amended to date.

“Claimed Amount” has the meaning assigned to such term in Section 9.6(a) of the Agreement.

“Closing” has the meaning assigned to such term in Section 1.3 of the Agreement.

“Closing Balance Sheet” means the consolidated balance sheet of the Acquired Companies as of the Closing prepared in accordance with the Accounting Principles, in form and substance reasonably satisfactory to Parent.

“Closing Cash Amount” means the aggregate dollar amount (determined using the Specified Exchange Rate, as applicable) of consolidated cash and cash equivalents (other than restricted cash or restricted cash equivalents) held by the Acquired Companies as of immediately prior to the Effective Time, determined in accordance with the Accounting Principles.

“Closing Date” has the meaning assigned to such term in Section 1.3 of the Agreement.

“Closing Indebtedness Amount” means the sum of, without duplication: (A) the aggregate dollar amount (determined using the Specified Exchange Rate, as applicable) of Company Indebtedness as of immediately prior to the Effective Time; plus (B) the sum of the aggregate dollar amount paid and the aggregate dollar amount payable pursuant to the Payoff Letters.

“Closing Statement” has the meaning assigned to such term in Section 1.14(a) of the Agreement.

“Closing Working Capital” means the positive or negative amount obtained by subtracting the consolidated current liabilities of the Acquired Companies from the consolidated current assets of the Acquired Companies, in each case, as of immediately prior to the Effective Time and in accordance with GAAP; provided that such calculation shall include, without limitation, the accounts set forth on Schedule W, which is provided for illustrative purposes; provided further that Closing Working Capital shall exclude anything included in the Closing Cash Amount, Company Transaction Expenses, Closing Indebtedness Amount or Accrued Tax Amount.

“Closing Working Capital Excess” means the positive amount (if any) by which the Closing Working Capital exceeds the Target Working Capital.

“Closing Working Capital Shortfall” means the negative amount (if any) by which the Target Working Capital exceeds the Closing Working Capital.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Stock” means, collectively, the Common Stock, par value $0.0001 per share, of the Company.

“Company” has the meaning assigned to such term in the introductory paragraph of the Agreement.

“Company Associate” means any: (a) current or former officer or other employee of any Acquired Company; or (b) current or former individual independent contractor, consultant, agent or director of any Acquired Company.

“Company Benefit Plans” has the meaning assigned to such term in Section 2.17(a) of the Agreement.

“Company Closing Certificate” has the meaning assigned to such term in Section 6.6(e) of the Agreement.

“Company Contract” means any Contract: (a) to which any Acquired Company is or has been a party; (b) by which any Acquired Company or any of its assets is or may become bound or under which any Acquired Company has, or may become subject to, any obligation; or (c) under which any Acquired Company has or may acquire any right or interest, including each Acquired Company IP Contract.

“Company Convertible Note” means each convertible note issued by any Acquired Company.

“Company Cure Period” has the meaning assigned to such term in Section 8.1(e) of the Agreement.

“Company Equity Award” means any Option, restricted stock unit or other equity award issued pursuant to any Stock Plan.

“Company Government Contract” means a Company Contract that is a Government Contract.

“Company Indebtedness” means any Indebtedness of any Acquired Company.

“Company Note” means each Company Convertible Note and any other instrument of Indebtedness.

“Company Personal Property” means all of the machinery, equipment, machinery, fixtures, hardware, tools, motor vehicles, furniture, furnishings, leasehold improvements, office equipment, inventory, supplies, plant, spare parts and other tangible personal property owned, leased or used, or purported to be owned, leased or used, by any Acquired Company.

“Company Product” means: (a) any version, release, line, package or model of any product, solution or service, including Software, that has been, or is currently being, designed, developed, distributed, made available, provided, performed, licensed or sold by or on behalf of any Acquired Company in any manner (including through a hosted service or similar arrangement); and (b) each Acquired Company Web Site, including the platforms and other Software used for each Acquired Company Web Site.

“Company Stock Certificates” has the meaning assigned to such term in Section 1.11(b) of the Agreement.

“Company Stock Plan” means the Geo Semiconductor Inc. 2009 Stock Plan.

“Company Transaction Document” means each Transaction Document to which the Company is or will be a party or by which the Company is or will be bound, including the Agreement.

“Company Transaction Expense” means any Expense (other than a Contingent Company Transaction Expense), whether incurred prior to the date of this Agreement, during the Pre-Closing Period or at or after the Effective Time (and whether or not invoiced prior to the Effective Time), incurred or borne by or on behalf of any Acquired Company, or to or for which any Acquired Company is or becomes subject or liable, in connection with any of the Contemplated Transactions that is unpaid immediately prior to the Effective Time or arises at or after the Effective Time, including: (a) any Expense that is payable by any Acquired Company to legal counsel or to any financial advisor, investment banker, consultant, broker, accountant or other Person that performed services for or provided advice to any Acquired Company or any Representative of any Acquired Company, or who is otherwise entitled to any compensation or payment from any Acquired Company, in connection with any of the Contemplated Transactions; (b) any Expense described in Section 10.4, including the Company’s portion of the fees and expenses referred to in the proviso thereto; (c) any Expense relating to the D&O Tail (including any premium payable for the D&O Tail); (d) any Expense that arises, or is triggered or becomes due or payable, as a result of the consummation (whether alone or in combination with any other event or circumstance) of any of the Contemplated Transactions, including any change-in-control payment, severance Expense or other sum that may become payable pursuant to any “single trigger” or “double trigger” severance arrangement, bonus or similar payment; (e) any Expense incurred by or on behalf of any Acquired Company stockholder or Representative of any Acquired Company in connection with or relating to the Agreement or any of the Contemplated Transactions or the process resulting in such transactions that any Acquired Company is or will be obligated to pay or reimburse before, at or after the Closing; (f) any Employment Tax; and (g) any Expense incurred to obtain any third party Consent under any Company Contract or from any Governmental Entity as a result of or in connection with any of the Contemplated Transactions.

“Confidentiality Agreement” means the Mutual Non-disclosure Agreement, dated as of August 26, 2020, between Parent and the Company.

“Consent” means any approval, consent, ratification, permission, waiver, Order or authorization (including any Permit).

“Contemplated Transactions” means all transactions and actions contemplated by the Agreement or any other Transaction Document (including the Merger).

“Contested Amount” has the meaning assigned to such term in Section 9.6(b) of the Agreement.

“Contingent Company Transaction Expense” has the meaning assigned to such term in Section 1.9(a)(i) of the Agreement.

“Continuing Employee” means each individual who is an employee, consultant or independent contractor of or to an Acquired Company as of the Closing.

“Contract” means any written, oral or other agreement, contract, license, sublicense, subcontract, settlement agreement, lease, power of attorney, understanding, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Converted Award” means any Converted Option or Converted RSU.

“Converted Award Holder” means any Converted Option Holder or Converted RSU Holder.

“Converted Option” has the meaning assigned to such term in Section 1.6(a) of this Agreement.

“Converted Option Holder” has the meaning assigned to such term in Section 1.6(a) of this Agreement.

“Converted RSU” has the meaning assigned to such term in Section 1.6(b) of this Agreement.

“Converted RSU Holder” has the meaning assigned to such term in Section 1.6(b) of this Agreement.

“COVID-19 Law” means any applicable Legal Requirements, regulations, orders or directives issued by, or under any program implemented or sponsored by, any Governmental Entity or public health agency in connection with the COVID-19 pandemic (and including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other restrictions or requirements under such Legal Requirements, regulations, orders or directives), including the Canada Emergency Wage Subsidy (CEWS) provided for under Section 125.7 of the Tax Act, the Canada Emergency Rent Subsidy (CERS), Legal Requirements, regulations, orders or directives in Council and Ministerial Orders pursuant to the Public Health Act (Canada), and the Coronavirus Aid, Relief, and Economic Security Act, H.R. 748, 116th Cong., 2d Sess. (signed into law on March 27, 2020).

“Customer Agreement” has the meaning assigned to such term in Section 2.11(f) of the Agreement.

“D&O Indemnified Party” has the meaning assigned to such term in Section 5.5 of the Agreement.

“D&O Tail” has the meaning assigned to such term in Section 4.13 of the Agreement.

“Damages” includes any loss, damage, injury, decline in value, lost opportunity, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including costs of investigation) or Expense of any nature; provided, however, that “Damages” shall not include any punitive or exemplary damages unless such damages are awarded or payable to a third party in connection with a Legal Proceeding.

“DGCL” has the meaning assigned to such term in the recitals to the Agreement.

“Disclosure Schedule” means the schedule (dated as of the date of the Agreement) delivered to Parent on behalf of the Company and prepared in accordance with Section 10.18 of the Agreement.

“Dispute Period” has the meaning assigned to such term in Section 9.6(b) of the Agreement.

“Disregarded Share” means each share of Outstanding Capital Stock that is: (a) a Dissenting Share; (b) held in the Company’s treasury immediately prior to the Effective Time; or (c) owned by Parent, Merger Sub, the Company or any of their respective Subsidiaries immediately prior to the Effective Time.

“Dissenting Shares” has the meaning assigned to such term in Section 1.10(a) of the Agreement.

“Domain Name” means any Internet domain name, web address, uniform resource locator, social media handle, user name or account identifier, and all goodwill associated with any of the foregoing.

“Earnout” has the meaning assigned to such term in Section 1.9(a)(ii) of the Agreement.

“Earnout Allocation Spreadsheet” has the meaning assigned to such term in Section 1.9(f)(i) of the Agreement.

“Earnout Consideration” means the Earnout Cash Consideration (if any) and the Earnout Stock Consideration (if any).

“Earnout Parent Trading Price” has the meaning assigned to such term in Section 1.9(a)(iii) of the Agreement.

“Earnout Period” has the meaning assigned to such term in Section 1.9(a)(iii) of the Agreement.

“Earnout Referee” has the meaning assigned to such term in Section 1.9(e) of the Agreement.

“Earnout Statement” has the meaning assigned to such term in Section 1.9(d) of the Agreement.

“Earnout Stock Consideration” means the shares of Parent Common Stock that may be issued in connection with any Earnout.

“Effective Time” has the meaning assigned to such term in Section 1.3 of the Agreement.

“Effective Time Holders” means the Non-Dissenting Stockholders, the Noteholders and the Converted Award Holders.

“Employee Benefit Plan” means any of the following, whether written or oral (and regardless of whether mandatorily sponsored pursuant to any applicable Legal Requirement or voluntarily sponsored): (a) any nonqualified deferred compensation top hat or supplemental executive retirement plan or arrangement that is an Employee Pension Benefit Plan; (b) any qualified defined contribution retirement plan or arrangement that is an Employee Pension Benefit Plan; (c) any qualified defined benefit retirement plan or arrangement that is an Employee Pension Benefit Plan; (d) any Employee Welfare Benefit Plan or material fringe benefit plan or program; (e) any medical, dental, vision, disability, accident, life insurance, vacation, paid time off, relocation, profit sharing, bonus, employee loan, stock option, restricted stock, restricted stock unit, stock purchase, other equity-related, change in control, transaction, retention, Tax gross-up, perquisite, consulting, employment, severance, redundancy, termination indemnity, bonus, commission or other incentive plan, agreement or arrangement; and (f) any plan, agreement or arrangement providing benefits related to clubs, vacation, childcare, parenting, sabbatical or sick leave.

“Employee Pension Benefit Plan” has the meaning set forth in Section 3(2) of ERISA and specifically includes any plan operated pursuant to the Legal Requirements of any Governmental Entity (other than a U.S. Governmental Entity) and any plan operated with respect to Non-U.S. Employees, whether or not such plan is subject to ERISA.

“Employee Welfare Benefit Plan” has the meaning set forth in Section 3(1) of ERISA and specifically includes any plan operated pursuant to the Legal Requirements of any Governmental Entity (other than a U.S. Governmental Entity) and any plan operated with respect to Non-U.S. Employees, whether or not such plan is subject to ERISA.

“Employment Legal Requirements” means all Legal Requirements concerning hiring, termination, collective bargaining, labor relations, paid and unpaid leave laws, vacation, immigration, fair credit reporting, compensation, pay equity, civil rights, labor relations or standards, human rights, payment of wages, hours and overtime, reimbursement of business expenses, harassment, discrimination, retaliation in employment, reasonable accommodation, unfair competition, work breaks, affirmative action and employment equity, immigration, work authorization, terms and conditions of employment, payroll tax withholding and deductions, unemployment compensation, social benefits contributions, severance pay, WARN, worker’s compensation, worker classification (including the proper classification of workers as independent contractors and employees as exempt or non-exempt under applicable Legal Requirements), paid or unpaid leaves of absences, privacy, records and files, social security contributions, wages, hours of work, occupational safety and health, and all other employment practices.

“Employment Tax” means the employer portion of any payroll or employment Tax relating to or resulting from: (A) the payment (in whole or in part) of any consideration contemplated by the Agreement or any Company Transaction Expense; or (B) any payment that is contingent upon or payable as a result of or in connection with the Closing, the Effective Time, the Merger or any of the other Contemplated Transactions.

“End Date” has the meaning assigned to such term in Section 8.1(b) of the Agreement.

“Enforceability Exception” means the effect, if any, of: (a) applicable bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Law” means any Legal Requirement relating or pertaining to the regulation or protection of human health or safety, natural resources or the environment or the generation, use, sale, distribution, manufacture, processing, handling, collection, treatment, storage, transportation, recovery, recycling, removal, discharge, release or disposal of or exposure to any Hazardous Material, including: (a) the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., as amended; (b) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended; (c) the Clean Water Act, 33 U.S.C. § 1251 et seq., as amended; (d) the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended; (e) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., as amended; (f) the Emergency Planning and Community Right-To-Know Act, 42 U.S.C. § 11001 et seq., as amended; (g) the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., as amended; (h) the Hazardous Materials Transportation Act, 49 U.S.C. §§ 5101 et seq., as amended; (i) the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq., as amended; (j) the Oil Pollution Act of 1990, 33 U.S.C. §§ 2701 et seq., as amended; and (k) any analogous Legal Requirement in any other country or other jurisdiction in which any Acquired Company conducts business.

“Equity Award Termination Agreement” has the meaning set forth in Section 1.6(d) of the Agreement.

“Equity Release Agreement” has the meaning assigned to such term in Section 4.14 of the Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Subsidiary of any Acquired Company or other Entity, trade or business that is or would have ever been considered a single employer with any Acquired Company, within the meaning of Section 414 of the Code.

“Excess Amount” has the meaning assigned to such term in Section 1.14(e) of the Agreement.

“Expense” means any fee, cost, expense, payment, expenditure or Liability.

“Expense Fund” has the meaning assigned to such term in Section 10.1(e) of the Agreement.

“Expense Fund Amount” has the meaning assigned to such term in Section 10.1(e) of the Agreement.

“Export and Import Laws” means export control, economic sanctions, imports or re-exports, customs and anti-boycott Legal Requirements and executive orders, as well as any licenses or authorizations issued thereunder, including the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations (“ITAR”) administered by the U.S. Department of State, the International Emergency Economic Powers Act (“IEEPA”) and the Trading with the Enemy Act (“TWEA”), the sanctions, embargoes and restrictions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the Foreign Trade Regulations administered by the U.S. Department of Commerce’s Bureau of Census, the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of Treasury, and the customs and import laws administered by the U.S. Department of Homeland Security’s Customs and Border Protection (“CBP”), and all economic sanctions and export control restrictions promulgated and enforced by the United Nations Security Council, Her Majesty’s Treasury, and the European Union and as adopted by its member states.

“Fair Labor Standards Act” means the Fair Labor Standards Act of 1938, as amended.

“Final Closing Statement” has the meaning assigned to such term in Section 1.14(b) of the Agreement.

“Final Objection Notice” has the meaning assigned to such term in Section 1.9(e) of the Agreement.

“Final Response Period” has the meaning assigned to such term in Section 1.9(e) of the Agreement.

“Financial Statements” has the meaning assigned to such term in Section 2.5(a) of the Agreement.

“FIRPTA Notification” has the meaning assigned to such term in Section 4.7 of the Agreement.

“FIRPTA Statement” has the meaning assigned to such term in Section 4.7 of the Agreement.

“First Period” has the meaning assigned to such term in Section 1.9(a)(i) of the Agreement.

“Foreign Government Official” means: (a) any officer or employee of a Foreign Governmental Body or any department, agency or instrumentality thereof (including a state-owned or state-controlled Entity); (b) any officer or employee of a public international organization; (c) any Person acting in an official capacity for or on behalf of any such Foreign Governmental Body or department, agency or instrumentality thereof, or for or on behalf of any public international organization or any political party; or (d) any party official or candidate of any party, excluding, in each case, any official of the government of the United States.

“Foreign Governmental Body” means any foreign Governmental Entity, any political subdivision thereof, or any corporation or other Entity owned or controlled in whole or in part by any foreign Governmental Entity or any sovereign wealth fund, excluding any Governmental Entity included in the government of the United States.

“Fraud” means any misrepresentation of a fact with actual knowledge of its falsity with the intent to deceive a recipient and where the recipient relies on the misrepresentation and suffers damage.

“GAAP” means generally accepted accounting principles in the United States.

“General Representation Expiration Time” has the meaning assigned to such term in Section 9.1(a) of the Agreement.

“Government Contract” means any: (a) prime contract, grant agreement, cooperative agreement or other type of Contract with a Governmental Entity; or (b) subcontract under any such Contract.

“Governmental Entity” means any: (a) multinational or supranational body exercising legislative, judicial or regulatory powers; (b) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) federal, state, provincial, local, municipal, foreign or other government; (d) instrumentality, subdivision, department, ministry, board, court, administrative agency or commission, or other governmental entity, authority or instrumentality or political subdivision thereof; or (e) any professional association or quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, taxing, importing or other governmental functions.

“Grant Date” has the meaning assigned to such term in Section 2.2(b) of the Agreement.

“Hazardous Material” means any waste, substance, radiation or material that: (a) is hazardous, toxic, infectious, explosive, radioactive, carcinogenic or mutagenic; (b) is or becomes defined as a “pollutant,” “contaminant,” “hazardous material,” “hazardous waste,” “hazardous substance,” “chemical substance,” “radioactive material,” “solid waste” or any other similar designation in, or otherwise is or becomes subject to regulation or results in any Liability under, any Environmental Law; (c) is or contains polychlorinated biphenyls, mold, methyl-tertiary butyl ether, asbestos or asbestos-containing material, lead-based paint, urea-formaldehyde foam insulation or petroleum or petroleum products (including crude oil or any fraction thereof); or (d) poses a hazard to human health, safety, natural resources or the environment.

“Holdback Percentage” means, with respect to any Indemnitor, the percentage in respect of the Holdback set forth opposite such Indemnitor’s name on the Holdback Percentage Schedule.

“Holdbacks” means has the meaning set forth in Section 1.12 of the Agreement.

“Indebtedness” means, without duplication, with respect to any Person: (a) all obligations for borrowed money or extensions of credit (including bank overdrafts and advances); (b) all obligations evidenced by bonds, debentures, notes or other similar instruments; (c) all obligations to pay the deferred purchase price of property or services (other than current accounts payable that were incurred in the ordinary course of business and are less than 30 days past due); (d) all obligations of such Person to pay rent or other amounts under a lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which is required to be classified and accounted for as a capital lease on a balance sheet of such Person prepared in accordance with GAAP; (e) all outstanding reimbursement obligations of such Person with respect to any letter of credit, bankers’ acceptance or similar facility issued for the account of such Person; (f) all obligations of such Person under any agreement with respect to any swap, forward, future or derivative transaction or any option or similar agreement involving, or settled by reference to, any rate, currency, commodity, price of any equity or debt security or instrument or any economic, financial or pricing index or measure of economic, financial or pricing risk or value, or any similar transaction or combination of the foregoing transactions; (g) all Indebtedness of another Person secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any property or other asset owned by such Person, whether or not the Indebtedness secured thereby has been assumed by such Person; (h) all guaranties, endorsements, assumptions and other contingent obligations of such Person in respect of, or to purchase or to otherwise acquire, any Indebtedness of another Person; and all accrued interest, premiums, penalties, fees, Expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless of whether any of the foregoing has been paid as of any time of determination), as a result of the consummation of any of the Contemplated Transactions or any transaction in connection with any lender or securityholder Consent.

“Indemnification Percentage” has the meaning assigned to such term in Section 9.6(g) of the Agreement.

“Indemnification Percentage Schedule” has the meaning assigned to such term in Section 9.6(g) of the Agreement.

“Indemnitees” means each of the following Persons: (a) Parent; (b) Parent’s current and future Affiliates (including Merger Sub and, following the Merger, the Acquired Companies); (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a),” “(b)” and “(c)” above; provided, however, that the Indemnitors shall not be deemed to be “Indemnitees.”

“Indemnitors” means the Non-Dissenting Stockholders, the Noteholders and the Converted Award Holders.

“Indemnity Holdback” has the meaning assigned to such term in Section 1.12 of the Agreement.

“Indemnity Holdback Amount” means a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to $15,000,000, divided by the Parent Trading Price.

“Independent Firm” has the meaning assigned to such term in Section 1.14(c) of the Agreement.

“Information Statement” has the meaning assigned to such term in Section 5.2(b) of the Agreement.

“Initial Objection Notice” has the meaning assigned to such term in Section 1.9(e) of the Agreement.

“Initial Response Period” has the meaning assigned to such term in Section 1.9(e) of the Agreement.

“Initial Stock Consideration” means a number of shares of Parent Common Stock equal to (a) $90,000,000 minus the amount set forth on Schedule X, divided by (b) the Parent Trading Price.

“Insider Receivables” has the meaning assigned to such term in Section 2.5(d) of the Agreement.

“Intellectual Property” means, collectively: algorithms, application programming interfaces, apparatus, circuit designs and assemblies, gate arrays, IP cores, net lists, photomasks, semiconductor devices, test vectors, databases and data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, Software, Software code (in any form including source code and executable or object code), subroutines, user interfaces, techniques, Domain Names, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

“Intellectual Property Rights” means all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world, in each case whether registered or unregistered: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, mask works, and moral rights; (b) Trademark rights and similar rights; (c) Trade Secret rights and similar rights; (d) Patent and industrial property rights and similar rights; (e) database rights and similar rights; (f) other proprietary rights in Intellectual Property; and (g) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above.

“Interim Balance Sheet” has the meaning assigned to such term in Section 2.5(c) of the Agreement.

“Interim Financial Statements” has the meaning assigned to such term in Section 2.5(a) of the Agreement.

“Investor Suitability Documentation” has the meaning assigned to such term in Section 4.16 of the Agreement.

“IP Representations” means: (a) the representations and warranties set forth in Section 2.11 (Intellectual Property and Related Matters) of the Agreement; and (b) the representations and warranties set forth in the Company Closing Certificate, to the extent such representations and warranties relate to any of the matters addressed in any of the representations and warranties specified in clause “(a)” of this sentence.

“IRS” has the meaning assigned to such term in Section 2.17(a) of the Agreement.

“JAMS Rules” has the meaning assigned to such term in Section 9.6(f)(i) of the Agreement.

“Key Employee” means each of the individuals set forth on Schedule Y.

An individual shall be deemed to have “Knowledge” of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) a prudent individual could reasonably be expected to have discovered or otherwise become aware of such fact or other matter under the circumstances by virtue of conducting a reasonable investigation. The Company shall be deemed to have “Knowledge” of a particular fact or other matter if any officer or director of any Acquired Company or any Key Employee has Knowledge of such fact or other matter.

“Leased Real Property” has the meaning assigned to such term in Section 2.9(c) of the Agreement.

“Legal Proceeding” means any action, suit, litigation, arbitration, claim, assessment, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Legal Requirement” means any federal, provincial, state, local, municipal, foreign, supranational or other law, statute, constitution, treaty, principle of common law, directive, resolution, ordinance, code, edict, Order, rule, guideline, regulation or requirement issued, enacted, adopted, promulgated, entered, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Letter of Transmittal” has the meaning assigned to such term in Section 1.11(b) of the Agreement.

“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Lien” means any lien, pledge, hypothecation, charge, mortgage, deed of trust, easement, encroachment, security interest, encumbrance, license, possessory interest, conditional sale or other title retention arrangement, intangible property right, claim, infringement, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset).

A document or other item of information shall be deemed to have been “Made Available to Parent” only if: (a) such document or other item of information was, at all times during the period from two days prior to the date of the Agreement through the date of the Agreement, included (in the appropriate location) in, and properly categorized and indexed in, the virtual data room established by the Company in connection with the Contemplated Transactions; and (b) all of Parent’s Representatives had full access to such document or other item throughout such period.

“Lock-up Initial Stock Consideration” means the shares of Initial Stock Consideration subject to the lock-up provisions under the Registration Rights and Lock-up Agreement.

“Major Customers” has the meaning assigned to such term in Section 2.25(a) of the Agreement.

“Major Noteholders” means each of Noteholders set forth on Schedule Z(i).

“Major Stockholders” means each of the officers and directors of the Company and each of the stockholders of the Company (and each of their respective Affiliates) set forth on Schedule Z(ii).

“Major Suppliers” has the meaning assigned to such term in Section 2.25(a) of the Agreement.

“Material Adverse Effect” means any change, event, effect, claim, circumstance or matter, including an Order (each, an “Effect”) that (considered together with all other Effects) is, or would reasonably be expected to be or to become, materially adverse to: (a) the business, assets and liabilities, financial condition, operations or results of operations of the Acquired Companies, taken as a whole; or (b) the ability of the Company or any of the Indemnitors to perform any of its material obligations pursuant to the Agreement or to consummate the Merger or any of the other Contemplated Transactions; provided, however, that, for purposes of clause “(a)” only, the following shall not be deemed to constitute a Material Adverse Effect unless they have a disproportionate effect on the Acquired Companies as compared to any of the other companies in the industry in which the Acquired Companies operate: (i) any changes occurring after the date of the Agreement in GAAP or applicable Legal Requirements; (ii) any adverse change occurring after the date of the Agreement in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world in which the Acquired Companies conduct business; (iii) any acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism), or adverse changes in political conditions, in the United States or any other country or region in the world in which the Acquired Companies conduct business, in each case occurring after the date of the Agreement; (iv) adverse changes in general economic conditions in the industries in which the Acquired Companies conduct business; and (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other acts of God in the United States or any other country or region in the world in which the Acquired Companies conduct business, in each case occurring after the date of the Agreement.

“Material Contract” means (a) each Contract listed or required to be listed in (or expressly exempted from the disclosure requirements for) Part 2.11(b), Part 2.11(c)(i), Part 2.11(d), Part 2.11(f), Part 2.11(k)(iii) or Part 2.11(n) of the Disclosure Schedule and (b) each of the following:

(i) each Company Contract with any Person relating to the supply of any products or services to any of the Acquired Companies and, together with all other Company Contracts involving such Person or any of such Person’s Affiliates, providing for payments by any one or more Acquired Companies, individually or in the aggregate, in excess of $200,000 in any fiscal year;

(ii) each Company Contract with any Person that contemplates or involves: (A) the payment or delivery of cash or other consideration by any Acquired Company in an amount or having a value in excess of $250,000 individually, or $500,000 in the aggregate when taken together with all other Company Contracts involving such Person or any of such Person’s Affiliates; or (B) the performance of services having a value in excess of $250,000 individually, or $500,000 in the aggregate when taken together with all other Company Contracts involving such Person or any of such Person’s Affiliates;

(iii) each lease, lease guaranty, sublease or other Company Contract for the leasing, use or occupancy of Leased Real Property and each Company Contract or other right pursuant to which any Acquired Company uses or possesses any material Company Personal Property (other than Company Personal Property owned by any of the Acquired Companies);

(iv) any Company Contract with, or for the material benefit of, any stockholder, director, officer or management level employee of any Acquired Company, or any member of his or her immediate family or any Affiliate of any of such Persons, including any Contract providing for the furnishing of services by, rental of real or personal property from or otherwise requiring payments to or for the benefit of any such Person, but excluding any Contract that terminates or expires in its entirety as of the Effective Time without liability on the part of any Acquired Company;

(v) each Company Contract imposing any restriction on any Acquired Company: (A) to engage, participate or compete in any line of business, market or geographic area; (B) to engage in any aspect of an Acquired Company’s business; (C) to develop or distribute any Intellectual Property (other than restrictions set forth in such Company Contract with respect to any Intellectual Property that is licensed to an Acquired Company under such Company Contract); (D) to make use of any Acquired Company IP; (E) to acquire any product or other asset or any services from any other Person, sell any product or other asset to or perform any services for any other Person, or transact business or deal in any other manner with any other Person; or (F) to solicit or hire any prospective employee, consultant, contractor, customer or supplier;

(vi) each Company Contract that: (A) provides for a “sole source” or “requirements” or similar relationship; (B) requires any Acquired Company to accept orders for Company Products; (C) provides for required price reductions for Company Products during the term of the Company Contract; (D) limits any Acquired Company’s right or ability to increase prices for Company Products for any period of more than 12 months; (E) contains any “most favored nation” or “most favored customer” or similar provision; or (F) contains any preferential supply or capacity commitment obligation;

(vii) each Company Contract with a Major Customer or any fabrication facility;

(viii) each Company Contract: (A) granting any exclusive right, right of first refusal or right of negotiation to license, market, distribute, sell or deliver any Company Product; or (B) otherwise contemplating an exclusive relationship between any Acquired Company and any other Person in any field or territory;

(ix) each Company Contract creating or involving any agency relationship, Channel Partner arrangement or franchise relationship;

(x) each Company Contract relating to any joint venture, strategic alliance, partnership or sharing of profits, revenue or proprietary information or similar arrangement;

(xi) each Company Contract relating to any transaction in which any Acquired Company (or any Subsidiary of an Acquired Company) merged or was consolidated with any other Person, acquired any securities or assets of another Person or otherwise acquired the rights to any Company Product or any Acquired Company IP;

(xii) each Company Contract (including each Acquired Company IP Contract) relating to the acquisition, transfer, development or shared ownership of any Intellectual Property or Intellectual Property Right (including any joint development agreement, technical collaboration agreement or similar agreement entered into by any of the Acquired Companies);

(xiii) each Company Contract between any Acquired Company and any Company Associate pursuant to which: (A) benefits would vest or amounts would become payable or the terms of which would otherwise be altered by virtue of the consummation of any of the Contemplated Transactions (whether alone or upon the occurrence or existence of any additional or subsequent event or circumstance); (B) any Acquired Company is or may become obligated to make any severance, termination, retention, gross-up or similar payment to any Company Associate; or (C) any Acquired Company is or may become obligated to make any bonus, incentive compensation or similar payment (other than in respect of ordinary course salary or wages, or as will not and would not reasonably be expected to exceed $50,000 in any 12-month period) to any Company Associate;

(xiv) each Company Contract with any labor union or association or similar body representing or purporting to represent any employee of any Acquired Company;

(xv) each Company Contract providing for or otherwise contemplating: (A) the sale, lease or other disposition of any of the assets of any Acquired Company, other than in the ordinary course of business; or (B) the grant to any Person of any right to purchase or lease any of the assets of any Acquired Company;

(xvi) each outstanding power of attorney executed by or on behalf of any Acquired Company;

(xvii) each Company Contract that provides for indemnification of any current, former or future officer, director, employee or agent of any Acquired Company;

(xviii) each Company Contract involving any loan, guaranty, pledge, performance or completion bond or indemnity or surety arrangement or otherwise relating to the incurrence, assumption or guarantee of any Indebtedness by any Acquired Company or imposing a Lien on any of the assets of any Acquired Company, including each Company Note;

(xix) each Government Contract;

(xx) each Company Contract regarding the acquisition, issuance or transfer of any securities or affecting or dealing with any securities of any Acquired Company, including any restricted share agreement or escrow agreement and any underwriting or other agreement relating to any actual or potential offering of securities;

(xxi) each Company Contract that does not expressly limit the liability of any Acquired Company to direct damages, or does not expressly disclaim the other party’s right to recover indirect or consequential damages;

(xxii) each Company Contract with the counterparty identified on Part 2.19(a) of the Disclosure Schedule or any Affiliate of such counterparty; and

(xxiii) each other Company Contract that is, or each group of related or similar Company Contracts that are collectively, otherwise material to any Acquired Company.

“Merger” has the meaning assigned to such term in the recitals to the Agreement.

“Merger Consideration” means the consideration that a Non-Dissenting Stockholder is entitled to receive in exchange for such Non-Dissenting Stockholder’s shares of Outstanding Capital Stock pursuant to Section 1.5(b) of the Agreement.

“Merger Consideration Spreadsheet” has the meaning assigned to such term in Section 6.6(f) of the Agreement.

“Merger Consideration Spreadsheet Certificate” has the meaning assigned to such term in Section 6.6(f) of the Agreement.

“Merger Sub” has the meaning assigned to such term in the introductory paragraph of the Agreement.

“Non-Dissenting Stockholder” means each holder of Outstanding Capital Stock that does not properly assert or perfect such holder’s appraisal rights under the DGCL and is otherwise entitled to receive consideration pursuant to Section 1.5 of the Agreement.

“Non-U.S. Benefit Plan” has the meaning assigned to such term in Section 2.17(a) of the Agreement.

“Non-U.S. Employee” has the meaning assigned to such term in Section 2.16(a) of the Agreement.

“Noteholder” means each holder of an Outstanding Company Note.

“Notice of Objection” has the meaning assigned to such term in Section 1.14(c) of the Agreement.

“Notice of Claim” has the meaning assigned to such term in Section 9.6(a) of the Agreement.

“Offer Letter” has the meaning assigned to such term in the recitals to the Agreement.

“Open Source Code” means any software that is distributed or made available under “open source” or “free software” terms, including any software distributed or made available under the GPL, LGPL, Mozilla License, Apache License, Common Public License, BSD license or similar terms and including any software distributed or made available with any license term or condition that: (a) imposes or could impose a requirement or condition that any licensee grant a license under its Patent rights or that any software or part thereof be: (i) disclosed, distributed or made available in source code form; (ii) licensed for the purpose of making modifications or derivative works; or (iii) redistributable at no charge; or (b) otherwise imposes or could impose any other limitation, restriction, or condition on the right or ability of the licensee to use, distribute or make available its own software or any software derived from the software distributed or made available under such license term or condition.

“Option” means an option to purchase shares of Common Stock from the Company, but excluding any Warrant.

“Order” means any order, writ, injunction, judgment, edict, decree, ruling or award of any arbitrator or any court or other Governmental Entity.

“Outstanding Capital Stock” means, collectively, the Outstanding Preferred Stock and the Outstanding Common Stock.

“Outstanding Common Stock” means all shares of Common Stock issued and outstanding immediately prior to the Effective Time (including any such share subject to issuance pursuant to any Option, Warrant or Company Convertible Note that is exercised or deemed exercised for such share in accordance with its terms prior to the Effective Time).

“Outstanding Company Note” shall mean all Company Notes outstanding immediately prior to the Effective Time.

“Outstanding Preferred Stock” means, collectively, the Outstanding Series A Preferred Stock, Outstanding Series A1 Preferred Stock, Outstanding Series A2 Preferred Stock, Outstanding Series B Preferred Stock, Outstanding Series B1 Preferred Stock, Outstanding Series B2 Preferred Stock, and Outstanding Series C Preferred Stock (including any such share subject to issuance pursuant to any Warrant or Company Convertible Note that is exercised or deemed exercised for such share in accordance with its terms prior to the Effective Time).

“Outstanding Series A Preferred Stock” means all shares of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Outstanding Series A1 Preferred Stock” means all shares of Series A1 Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Outstanding Series A2 Preferred Stock” means all shares of Series A2 Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Outstanding Series B Preferred Stock” means all shares of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Outstanding Series B1 Preferred Stock” means all shares of Series B1 Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Outstanding Series B2 Preferred Stock” means all shares of Series B2 Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Outstanding Series C Preferred Stock” means all shares of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Parent” has the meaning assigned to such term in the introductory paragraph of Agreement.

“Parent Common Stock” means the shares of Class A Common Stock, par value of $0.0001 per share, of Parent.

“Parent Cure Period” has the meaning assigned to such term in Section 8.1(f) of the Agreement.

“Parent Trading Price” means the VWAP of one share of Parent Common Stock as reported on Nasdaq for the period of 20 consecutive trading days ending on (and including) the trading day immediately preceding the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events); provided, however, that, if such VWAP is equal to or less than $5.00, then the “Parent Trading Price” shall be deemed to be $5.00.

“Patents” means any patent (including any utility, utility model, plant or design patent or certificate of invention), patent application (including any addition, provisional, national, regional or international application, as well as any original, continuation, continuation-in-part, divisional, continued prosecution application, reissue, review or re-examination application), patent or invention disclosure, registration, application for registration or any term extension or other governmental action which provides any right beyond the original expiration date of any of the foregoing.

“Payment Agent” has the meaning assigned to such term in Section 1.11(a) of the Agreement.

“Payment Compliance Date” has the meaning assigned to such term in Section 9.6(k) of the Agreement.

“Payment Fund” has the meaning assigned to such term in Section 1.11(a) of the Agreement.

“Payoff Letters” has the meaning assigned to such term in Section 4.12 of the Agreement.

“Permit” means any: (a) permit, license, approval, certificate, franchise, permission, clearance, Consent, registration, variance, sanction, exemption, Order, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any applicable Legal Requirement; or (b) right under any Contract with any Governmental Entity.

“Permitted Liens” means: (a) liens for Taxes which are not yet due and payable or are being contested in good faith and by appropriate proceedings in respect thereof and for which an appropriate accrual or reserve has been established on the Interim Balance Sheet in accordance with GAAP; (b) Liens for inchoate mechanics’ and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carriers’ liens arising in the ordinary cause of business; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law or similar legislation arising in the ordinary cause of business; (d) statutory, common law or contractual liens to secure non-delinquent obligations to landlords, lessors or renters under leases or rental agreements arising in the ordinary cause of business; and (e) any minor imperfection of title or similar lien, charge or encumbrance which, individually or in the aggregate with all other such imperfections, liens, charges and encumbrances, does not materially impair the value of the property subject to such imperfections, liens, charges or encumbrances or the use of such property in the conduct of the business of the Acquired Companies.

“Person” means any individual, Entity or Governmental Entity.

“Personal Data” means: (a) any information that relates to, is linked to, or is capable of being linked to, an individual; (b) any information that is governed, regulated or protected by any Legal Requirement concerning the privacy, data protection, processing, use, disclosure, transfer, protection or security of Personal Data; and (c) any information that is covered by the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as it may be revised from time to time.

“Pre-Closing Financial Statements” has the meaning assigned to such term in Section 4.1(c) of the Agreement.

“Pre-Closing Period” has the meaning assigned to such term in Section 4.1 of the Agreement.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Preferred Stock” means, collectively, the Series A Preferred Stock, Series A1 Preferred Stock, Series A2 Preferred Stock, Series B Preferred Stock, Series B1 Preferred Stock, Series B2 Preferred Stock, and Series C Preferred Stock.

“Pro Rata Share” means the Indemnification Percentage.

“Registered IP” means any Intellectual Property Right that is registered, filed, issued or granted under the authority of, with or by, any Governmental Entity (or other registrar in the case of Domain Names), including any Patent, registered copyright, registered mask work or integrated circuit topography, registered Trademark, registered design, Domain Name and any application for any of the foregoing.

“Related Party” means any: (a) stockholder of the Company; (b) Company Associate; (c) member of the immediate family of any stockholder of the Company or Company Associate; (d) Affiliate of any Person referred to in clause “(a),” “(b)” or “(c)” of this sentence; or (e) trust or other Entity (other than any Acquired Company) in which any one of the Persons referred to in clauses “(a),” “(b),” “(c)” or “(d)” above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary, financial or equity interest.

“Release” has the meaning assigned to such term in Section 6.6(u) of the Agreement.

“Representative Losses” has the meaning assigned to such term in Section 10.1(f).

“Representatives” means officers, directors, employees, agents, attorneys, accountants, advisors and representatives. The term “Representatives” shall be deemed to include current and future “Representatives.”

“Required Stockholder Vote” has the meaning assigned to such term in Section 2.26 of the Agreement.

“Response Notice” has the meaning assigned to such term in Section 9.6(b) of the Agreement.

“Restrictive Covenants Agreement” has the meaning assigned to such term in the recitals to the Agreement.

“Retained Holdback Amount” has the meaning assigned to such term in Section 9.6(g) of the Agreement.

“Revenue” has the meaning assigned to such term in Section 1.9(a)(iv) of the Agreement.

“RSU” means a restricted stock unit representing the right to receive one share of Series C Preferred Stock, pursuant to an RSU agreement between the Company and the holder.

“Rule 144” has the meaning assigned to such term in Section 5.4(a) of the Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Second Period” has the meaning assigned to such term in Section 1.9(a)(vii) of the Agreement.

“Section 280G” has the meaning assigned to such term in Section 5.2(c) of the Agreement.

“Section 280G Payments” has the meaning assigned to such term in Section 5.2(c) of the Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Securityholders’ Agent” has the meaning assigned to such term in Section 10.1(a) of the Agreement.

“Seller Parties” has the meaning assigned to such term in Section 10.19 of the Agreement.

“Sellers” has the meaning assigned to such term in Section 10.19 of the Agreement.

“Series A Preferred Stock” means, collectively, the Series A Preferred Stock, par value $0.0001 per share, of the Company.

“Series A1 Preferred Stock” means, collectively, the Series A1 Preferred Stock, par value $0.0001 per share, of the Company.

“Series A2 Preferred Stock” means, collectively, the Series A2 Preferred Stock, par value $0.0001 per share, of the Company.

“Series B Preferred Stock” means, collectively, the Series B Preferred Stock, par value $0.001 per share, of the Company.

“Series B1 Preferred Stock” means, collectively, the Series B1 Preferred Stock, par value $0.0001 per share, of the Company.

“Series B2 Preferred Stock” means, collectively, the Series B2 Preferred Stock, par value $0.0001 per share, of the Company.

“Series C Preferred Stock” means, collectively, the Series C Preferred Stock, par value $0.0001 per share, of the Company.

“Severance Plans” has the meaning assigned to such term in Section 4.5 of the Agreement.

“Sexual Misconduct Allegation” has the meaning assigned to such term in Section 2.16(i).

“Shortfall Amount” has the meaning assigned to such term in Section 1.14(e) of the Agreement.

“Software” means computer software, firmware, data files, source and object codes, tools, user interfaces, manuals and other specifications and documentation and all know-how relating thereto.

“Source Material” means, collectively, any Software or integrated-circuit design or programming materials or documentation expressed in a human-readable form, and any elements of integrated-circuit design or programming in netlist, hardware description language (including VHDL, Verilog, and SystemC), or photomask form, including any design databases, GDSII files and circuit schematics and simulations.

“Specified Exchange Rate” means, for the purpose of translating an amount denominated in a currency other than dollars into dollars, the average closing rate for exchanges between such currency and dollars quoted by the Wall Street Journal (U.S. Edition) for the five consecutive trading days immediately preceding the Closing Date.

“Specified Person” has the meaning assigned to such term in Section 2.2(k) of the Agreement.

“Specified Representations” means: (a) the representations and warranties set forth in Sections 2.1 (Organizational Matters), 2.2 (Capital Structure), 2.3 (Authority and Due Execution), 2.6(b) (Indebtedness), 2.14 (Brokers’ and Finders’ Fees), and 2.26 (Vote Required); and (b) the representations and warranties set forth in the Company Closing Certificate, to the extent such representations and warranties relate to: (i) any of the matters addressed in any of the representations and warranties specified in clause “(a)” of this sentence; or (ii) the satisfaction of any of the conditions set forth in Section 6 (other than those set forth in Section 6.1) and (c) the representations, warranties, certifications and other statements set forth in the Merger Consideration Spreadsheet Certificate.

“Stipulated Amount” has the meaning assigned to such term in Section 9.6(e) of the Agreement.

“Stock Plan” means any equity or equity-based incentive plan or arrangement of the Company, including the Company Stock Plan, as amended, and any other stock option, stock bonus, stock award, or stock purchase plan, program, or arrangement of any Acquired Company or any predecessor thereof, in each case, as amended, supplemented or modified from time to time in accordance with the Agreement.

“Straddle Period” means any Tax period beginning on or before the Closing Date and ending after the Closing Date. In the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Taxes that is attributable to the portion of the period ending on the Closing Date shall be: (a) in the case of Taxes that are either: (i) based upon or related to income or receipts; or (ii) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the Tax period of the Acquired Companies (and each partnership in which any Acquired Company is a partner) ended with (and included) the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period; and (b) in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of any Acquired Company, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period. Notwithstanding anything to the contrary contained in the Agreement, any franchise Tax shall be allocated to the period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another period is obtained by the payment of such franchise Tax.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting, beneficial or ownership interests in such Entity.

“Support Agreement” has the meaning assigned to such term in the recitals to the Agreement.

“Surviving Corporation” has the meaning assigned to such term in Section 1.1 of the Agreement.

“Target Working Capital” means $10,750,000.

“Tax” includes: (a) any tax, assessment, unclaimed property, fee or other governmental charge imposed by any Governmental Entity or Taxing Authority, including any foreign, federal, state, provincial or local income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, pipeline transportation tax, freehold mineral tax, value added tax, VAT, withholding tax, gross receipts tax, windfall profits tax, environmental tax (including taxes under Section 59A of the Code), profits tax, severance tax, personal property tax, real property tax, sales tax, license tax, goods and services tax, service tax, transfer tax, use tax, excise tax, escheat, premium tax, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, occupation tax, payroll tax, employment tax, social security (or similar) tax, unemployment tax, disability tax, alternative or add-on minimum tax, estimated tax or other tax of any kind whatsoever; (b) any interest, fine, penalty or addition to tax imposed by a Governmental Entity in connection with any item described in the immediately preceding clause “(a)”; and (c) any Liability in respect of any item described in clause “(a)” or clause “(b)” above, regardless of whether such Liability arises by reason of a Contract, assumption, operation of a Legal Requirement, imposition of transferee or successor liability or otherwise and, in the case of each of clauses “(a),” “(b)” and “(c),” regardless of whether any item described therein is disputed or not.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, each as amended.

“Tax Representations” means: (a) the representations and warranties set forth in Section 2.8 (Taxes) and Section 2.23(b)(xvii) (Absence of Changes) of the Agreement; and (b) the representations and warranties set forth in the Company Closing Certificate, to the extent such representations and warranties relate to any of the matters addressed in any of the representations and warranties specified in clause “(a)” of this sentence.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any applicable Legal Requirement relating to any Tax.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity or subdivision, including any governmental or quasi-Governmental Entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

“Trade Secret” means any trade secret or confidential information, including any source code, documentation, know how, process, technology, formula, customer list, business or marketing plan, invention (whether or not patentable) and marketing information.

“Trademark” means any trademark, service mark, trade name, trade dress, certification mark, distinguishing guise, logo, corporate name, right in business or get-up or other source or business identifier (in each case whether or not registered) and any registration, application, renewal or extension of any of the foregoing and any goodwill associated with any of the foregoing.

“Transaction Documents” means, collectively, the Agreement, the Letters of Transmittal, the Support Agreements, the Restrictive Covenants Agreements, the Equity Award Termination Agreements, the Warrant Termination Agreements, the Note Surrender Agreements, the Equity Release Agreements, the Releases, the Registration Rights and Lock-up Agreement, the Merger Consideration Spreadsheet, the resignations described in Section 4.10 of the Agreement, the certificates described in Section 6.6(e) of the Agreement and each other agreement, certificate or document referred to in the Agreement or to be executed in connection with any of the Contemplated Transactions.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“U.S. Benefit Plan” has the meaning assigned to such term in Section 2.17(a) of the Agreement.

“U.S. Employee” has the meaning assigned to such term in Section 2.16(a) of the Agreement.

“Unaccredited Investor” means any Company stockholder or Noteholder that: (i) is not an Accredited Investor; or (ii) does not otherwise satisfy the requirements of a reasonable exemption from registration under applicable securities Legal Requirements, including Regulation S and Section 1.1 of National Instrument 45-106 Prospectus Exemptions or, if applicable, section 73.3(1) of the Securities Act (Ontario).

“Unresolved Claims” has the meaning assigned to such term in Section 9.6(g) of the Agreement.

“User Data” means any Personal Data or other data or information collected by or on behalf of any Acquired Company from users of any web site or any Company Product or any Acquired Company Software.

“VAT” means any value added Tax, including any Canadian federal or provincial goods and services tax, harmonized sales tax or provincial sales tax.

“VWAP” means volume-weighted average price.

“WARN” has the meaning assigned to such term in Section 2.16(f) of the Agreement.

“Warrant” means a warrant to purchase shares of Capital Stock from the Company.

“Warrant Termination Agreement” has the meaning set forth in Section 1.6(d) of the Agreement.